





# AN ENVIRONMENT OF ENERGY









2008 ANNUAL REPORT


integrys™

# CONTENTS



# INTEGRYS ENERGY GROUP, INC.


integrys tm


Regulated Electric
Regulated Natural Gas
Nonregulated
Holding Company and Other
UPPCO
Upper Peninsula Power Company
WPS
Wisconsin Public Service
MINNESOTA ENERGY RESOURCES
MICHIGAN GAS UTILITIES
integrys energy services
WPS Investments, LLC
PEOPLES GAS. NATURAL GAS DELIVERY
NORTH SHORE GAS. NATURAL GAS DELIVERY
ATC AMERICAN TRANSMISSION COMPANY*

* WPS Investments owned approximately 34% of American Transmission Company, LLC at December 31, 2008.

*Pictured on front cover:*
Our front cover features images from Integrys Energy Group's environment of energy. From caring for our natural environment (*top left*) to providing natural gas, electricity from natural resources, reliable service in any weather and investments in new renewable resources (*bottom left to right*), our energy is focused on the future.

Robin Langlais is a meter reader with Minnesota Energy Resources. Zachary Warden is a line electrician and Mark Slusarek is a lead line electrician with Wisconsin Public Service.

*Pictured on next page:*
Carlos Coronado, a gas supply administrator with Integrys Gas Group in Illinois, helps ensure a steady supply of clean-burning natural gas for customers.

# HIGHLIGHTS

| Year Ended December 31 | 2008 | 2007 | Percent Change |
|---|---|---|---|
| Consolidated revenues – nonregulated *(Millions)* * | **$9,737.9** | $6,987.0 | 39.4 |
| Consolidated revenues – utility *(Millions)* | **4,309.9** | 3,305.4 | 30.4 |
| Margins – nonregulated segment *(Millions)* * | **83.6** | 310.8 | (271.8) |
| Margins – utility segments *(Millions)* | **1,565.8** | 1,261.2 | 24.2 |
| Income from continuing operations *(Millions)* * | **124.8** | 181.1 | (31.1) |
| Income available for common shareholders *(Millions)* | **126.4** | 251.3 | (49.7) |
| Earnings per common share (basic) | | | |
| Income from continuing operations | **$1.59** | $2.49 | (36.1) |
| Discontinued operations, net of tax | **0.06** | 1.02 | (94.1) |
| Earnings per common share (basic) | **1.65** | 3.51 | (53.0) |
| Earnings per common share (diluted) | | | |
| Income from continuing operations | **$1.58** | $2.48 | (36.3) |
| Discontinued operations, net of tax | **0.06** | 1.02 | (94.1) |
| Earnings per common share (diluted) | **1.64** | 3.50 | (53.1) |
| Dividends per share | **$ 2.68** | $ 2.56 | 4.7 |
| Book value per share | **40.79** | 42.58 | (4.2) |
| Common stock price at year end | **$42.98** | $51.69 | (16.9) |
| Shares outstanding at year end (excludes treasury stock and shares in deferred compensation trust) | **75,992,768** | 75,992,234 | – |
| Total assets *(Millions)* | **$14,272.5** | $11,234.4 | 27.0 |

* *Refer to Management's Discussion and Analysis for an explanation of changes from prior year.*

# Cash Flows Summary

| Year Ended December 31 *(Millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net cash operating activities * | **$(249.8)** | $238.5 | $ 72.9 |
| Net cash investing activities * | **(452.2)** | (451.5) | (1,030.1) |
| Net cash financing activities * | **911.1** | (459.2) | 891.7 |
| Net cash discontinued operations * | **3.8** | 690.2 | 61.0 |
| Change in cash and cash equivalents * | **$ 212.9** | $ 18.0 | $ (4.5) |

* *Refer to Management's Discussion and Analysis for an explanation of changes from prior year.*

# 2008 Earnings (Loss) By Segment *(Millions)*


$84.5
$92.6
$(61.5)
$10.8

| | |
|---|---|
| Electric Utility | $ 92.6 |
| Natural Gas Utility | 84.5 |
| Integrys Energy Services | (61.5) |
| Holding Company and Other | 10.8 |
| **Total Earnings** | **$126.4** |



# AT-A-GLANCE


integrys

Integrys Energy Group, Inc. is a holding company headquartered in Chicago, Illinois. Subsidiaries provide products and services in both regulated and nonregulated energy markets.



## REGULATED OPERATIONS

## THE PEOPLES GAS LIGHT AND COKE COMPANY

### BUSINESS

- Established in 1855 (acquired by Integrys Energy Group on February 21, 2007).
- Regulated natural gas utility.
- Operates in Illinois (see map at right).
- 1,085 employees.

### MARKET

- Serves approximately 819,000 residential, commercial, and industrial retail sales and transportation customers in the city of Chicago.
- Natural gas revenues are comprised of 100% retail sales.

### FACILITIES

- Approximately 4,400 miles of transmission and distribution main, approximately 43% of which is cast iron main and 22% of which is plastic main, and 11 natural gas distribution and transmission gate stations.
- Owns and operates an underground natural gas storage reservoir (Manlove Field) and a liquefied natural gas plant in central Illinois.
- Owns a natural gas pipeline system that runs from Manlove Field to Chicago with seven major interstate pipeline interconnects at various points.



## NORTH SHORE GAS COMPANY

### BUSINESS

- Established in 1900 (acquired by Integrys Energy Group on February 21, 2007).
- Regulated natural gas utility.
- Operates in Illinois (see map at right).
- 168 employees.

### MARKET

- Serves approximately 158,000 residential, commercial, and industrial retail sales and transportation customers in the northern suburban area of Chicago.
- Natural gas revenues are comprised of 100% retail sales.

### FACILITIES

- Approximately 2,400 miles of transmission and distribution main, approximately 38% of which is plastic main, and 6 natural gas distribution and transmission gate stations.



## MINNESOTA ENERGY RESOURCES CORPORATION

### BUSINESS

- Natural gas distribution operations for more than 70 years (acquired by Integrys Energy Group in 2006).
- Operates in Minnesota (see map at left).
- 224 employees.

### MARKET

- Provides natural gas distribution services to more than 210,000 natural gas customers in 165 communities.
- Natural gas revenues are comprised of 100% retail sales.

### FACILITIES

- Natural gas property includes approximately 4,400 miles of transmission and distribution main, approximately 64% of which is plastic main, and 157 natural gas distribution and transmission gate stations.



## WISCONSIN PUBLIC SERVICE CORPORATION

### BUSINESS

- Established in 1883.
- Regulated electric and natural gas utility.
- Operates in northeast and central Wisconsin and an adjacent portion of Upper Michigan (see map at left).
- 1,543 employees.

### MARKET

- Serves approximately 436,000 electric and approximately 316,000 natural gas customers.
- Provides electric and natural gas products and services to residential, farm, commercial, and industrial customers. Also provides electric power to wholesale customers.
- Electric operations accounted for 69.1% and natural gas operations accounted for 30.9% of 2008 revenues.
- Electric revenues are comprised of 79% retail sales and 21% wholesale sales.
- Wisconsin customers accounted for 94.5% and Michigan customers accounted for 5.5% of 2008 revenues.

### FACILITIES

- Electric generating capacity based on summer capacity ratings is 2,149.8 megawatts, including share of jointly owned facilities. A peak demand was reached on July 15, 2008, with a system demand of 2,171 megawatts.
- Electric property includes approximately 21,500 miles of electric distribution lines, 96% of which are operated at 24.9 kV.
- Natural gas property includes approximately 7,900 miles of transmission and distribution main, 74% of which is plastic main, and 51 natural gas distribution and transmission gate stations.

## MICHIGAN GAS UTILITIES CORPORATION

### BUSINESS

- Natural gas distribution operations since 1859 (acquired by Integrys Energy Group in 2006).
- Operates in southern and western Michigan (see map at right).
- 167 employees.

### MARKET

- Provides natural gas distribution services to approximately 166,000 natural gas customers in 147 communities.
- Natural gas revenues are comprised of 100% retail sales.

### FACILITIES

- Owns a 3.6 billion-cubic-foot natural gas storage field.
- Natural gas property includes approximately 3,800 miles of transmission and distribution main, approximately 50% of which is plastic main, and 33 natural gas distribution and transmission gate stations.



## UPPER PENINSULA POWER COMPANY

### BUSINESS

- Established in 1884 (acquired by Integrys Energy Group in 1998).
- Regulated electric utility.
- Operates in primarily rural countryside covering 10 of the 15 counties in the Upper Peninsula of Michigan (see map at right).
- 153 employees.

### MARKET

- Serves approximately 52,000 electric customers in 118 communities.
- Electric revenues are comprised of 84.7% retail sales and 15.3% wholesale sales.

### FACILITIES

- Electric generating capacity based on summer capacity ratings is 56.3 megawatts. A peak demand was reached on December 16, 2008, with a system demand of 174 megawatts.
- Electric property includes approximately 3,300 miles of electric distribution lines.

# AT-A-GLANCE



Integrys Energy Services, Inc.
NONREGULATED OPERATIONS


## INTEGRYS ENERGY SERVICES, INC.

### BUSINESS

- Established in 1994.
- Competitive energy supply and services company, which also owns and operates various nonregulated electric generation facilities.
- Principal energy marketing operations and energy assets located near customers served (see map above).
- Provides retail and wholesale products in deregulated energy markets in the United States and Canada.
- 555 employees.

### MARKET

- Geographic footprint targets services to organized markets, most heavily concentrated in the northeast quadrant of the United States and adjacent portions of Canada, and also includes services targeted toward energy-intensive regions of Texas and Alberta, Canada.
- Emphasis is on serving retail (industrial, commercial, and residential) and wholesale customers.

### PRODUCTS AND SERVICES

- Provides individualized energy supply solutions, structured products, and strategies that allow customers to manage energy needs while capitalizing on opportunities resulting from deregulation.
- Provides natural gas, electric, and alternate fuel products, real-time energy management services and energy utilization consulting.
- Patented DENet® and eMiner® computer technology allows customers to monitor and manage their energy usage.
- Generation areas of expertise include cogeneration, distributed generation, renewables and clean fuel generation.

### FACILITIES

- Electric generation facilities include 329.2 megawatts of summer-rated capacity as follows:
  - 210.7 megawatts of combined cycle generation facilities
  - 51.7 megawatts of steam generation facilities
  - 36.8 megawatts of hydroelectric generation facilities
  - 17.4 megawatts of combustion turbine and diesel generation facilities
  - 6.2 megawatts of photovoltaic solar generation facilities
  - 6.4 megawatts of landfill gas-fueled reciprocating engine facilities

# OTHER

## INTEGRYS BUSINESS SUPPORT, LLC

### BUSINESS

- Established in 2007, became operational on January 1, 2008.
- Provides centralized business support services to Integrys Energy Group and its subsidiaries.
- 1,296 employees.

## WPS INVESTMENTS, LLC

### BUSINESS

- Organized in 2000.
- A nonutility company that holds the investment of Integrys Energy Group and its subsidiaries in American Transmission Company, LLC.
- As of December 31, 2008, WPS Investments owned an approximate 34% interest in American Transmission Company.
- As of December 31, 2008, Integrys Energy Group, Inc. owns 82.9%, Wisconsin Public Service Corporation owns 14.1%, and Upper Peninsula Power Company owns 3.0% of the outstanding membership interest of WPS Investments, LLC.


American Transmission
Company, LLC

## AMERICAN TRANSMISSION COMPANY, LLC

### BUSINESS

- Organized in 2000.
- A for-profit, transmission-only utility company.
- Owns, maintains, monitors, and operates electric transmission assets in portions of Wisconsin, Michigan, Minnesota, and Illinois.
- Assets were previously owned and operated by multiple electric utilities serving the upper Midwest, all of which transferred their transmission assets to American Transmission Company in exchange for an ownership interest. A Wisconsin law encouraged utilities in the state to transfer ownership and control of their transmission assets to a state-wide transmission company.
- The Midwest Independent System Operator (MISO) directs American Transmission Company's operation of the transmission system.
- WPS Investments, LLC, a subsidiary of Integrys Energy Group, owned approximately 34% of American Transmission Company at December 31, 2008.

# FELLOW SHAREHOLDERS:

The worldwide financial crisis has presented a significant challenge for businesses throughout America. Contractions in liquidity, volatility in commodity prices, and a general downturn in business activity have affected our customers, the communities we serve, and Integrys Energy Group. It has been, and continues to be, a difficult environment for all.

Our financial strength and conservative business model have aided us in dealing with the challenges. However, the global financial crisis has negatively impacted our shareholders, and we are modifying our business model and risk profile to provide more protection for our company, customers, and shareholders. I will address this later in the letter. First, let's review our actions in 2008.

*left:*
Charlie Schrock, President and Chief Executive Officer, Integrys Energy Group, Inc.

*right:*
Larry Weyers, Executive Chairman, Integrys Energy Group, Inc.



*at right:*
The Weston 4 electric generating unit began serving Wisconsin Public Service customers in June 2008. The unit's steam generator uses efficient supercritical boiler technology to reduce fuel consumption, air emissions, and ash disposal.

Throughout the past year, our employees have kept their focus and used their energy to produce results that we expect will build value for our stakeholders for years to come. We have made progress on several initiatives.

## AN ENVIRONMENT OF "GETTING IT DONE RIGHT"

We completed major construction projects, including the 500-megawatt Weston 4 generating facility. Weston 4 was placed into service on July 1, 2008, and garnered two national recognition awards—*POWER* magazine's 2008 Plant of the Year award, and *Power Engineering* magazine's 2008 Best Coal-Fired Project award. The project was completed on schedule and under budget, at a cost well below comparable projects.

We completed construction of the natural gas laterals for the Guardian II pipeline project on schedule and slightly under budget, at $79 million versus a revised estimate of $85 million. The Guardian II trunkline was completed on February 26, 2009. As a result, our customers now enjoy the benefits of competitive natural gas pipeline service to northeastern Wisconsin.

American Transmission Company, of which Integrys is a 34 percent owner, completed major components of its $2.8 billion building plans. Our investment in American Transmission Company is adding significant value for shareholders today and will continue doing so for many years.

Completing these projects provides benefits for customers, reduces our future capital expenditures, and reduces our cash requirements. This represents a significant improvement in our overall risk profile.

We have made good progress integrating the Michigan and Minnesota natural gas distribution operations we acquired in 2006 and the Illinois natural gas distribution companies we acquired in 2007 with the Peoples Energy merger. We captured $83 million of annual synergy savings in 2008, surpassing our target by $10 million. We expect the savings to increase to $114 million annually by 2011. In addition, we reduced the costs to achieve the integration by $39 million, to $147 million in total costs to achieve.

We have successfully established Integrys Business Support as a separate business unit within Integrys Energy Group to provide centralized services to all subsidiaries and the parent company. This business unit has helped us lower costs for services provided, increase service quality, and provide transparency to regulators.

Demonstrating leadership in protecting the environment and using energy efficiently, we have also been involved in the design and construction of four new buildings that are LEED (Leadership in Energy and Environmental Design) certified. The new office buildings for Minnesota Energy Resources Corporation in Rochester, Minnesota; Wisconsin Public Service Corporation in Rhinelander, Wisconsin; Integrys Energy Services in De Pere, Wisconsin; and the American Transmission Company in Pewaukee are all being designed and/or constructed in accordance with these new environmental and efficiency standards.

## A WORKABLE REGULATORY ENVIRONMENT

During 2008, we were very active in several regulatory arenas. We successfully completed rate cases in Wisconsin, Illinois, and Michigan. We also received an interim rate increase in Minnesota. These rate cases were critical to our continuing success. They are the first authorized rate increases following our significant merger activity in 2006 and 2007, and the successful completion of the rate cases acknowledges that the business systems and processes we are using are accepted by regulators. The conclusion of these cases also improves our return on investment by correcting for the regulatory lag that typically follows a merger or acquisition. The rate orders received in Illinois and Wisconsin have also approved the use of an energy-efficiency and conservation tool known as "decoupling." This will enhance our ability to help customers conserve energy and use energy more efficiently. The decoupling mechanism also reduces our company's exposure to the risk of fluctuating demand by helping to stabilize our margins and net income. We have approximately 2.2 million regulated utility customers, and about 80 percent are now served through decoupling mechanisms.

## STRATEGY CHANGES FOR THE NEW ENVIRONMENT

Our accomplishments during the past year have been many and varied, but the economic environment and financial crisis throughout the world continues. In light of this, and with a determination to remain a strong company, our management team has taken steps to re-evaluate our strategy and business model for the near and far term. Success during this period of illiquidity requires timely and swift action.

In the short-term, we have taken steps to reduce our cash requirements, improve the liquidity in our business model, and thereby lower our risk profile. We increased our credit facilities for the 2008-2009 winter heating season by $400 million in November 2008. We reduced our capital expenditures by 28 percent, or $186 million, for 2009 and another 41 percent, or $213 million, for 2010. We are continuing to scrutinize our capital expenditure programs and our working capital requirements with the intent of improving cash flow. We have reduced wage increases for 2009, and the senior management team and the Board of Directors have accepted zero wage increases for this year. We have also initiated a hiring freeze and announced a general reduction in the use of contractors throughout our organization.

These initiatives will help improve our liquidity and risk profile in the near term, but a strategic shift in our business model is required for the long term.

As a result, in February 2009, we announced a strategic shift affecting our nonregulated subsidiary, Integrys Energy Services. This subsidiary has been very successful and has enhanced shareholder value for over a decade, but its success has outgrown our ability to adequately support its growth. This situation is exacerbated by the uncertain financial markets. The risk would be less of an issue for an owner larger than Integrys. We are, therefore, pursuing a full divestiture of this business segment, with alternatives including divestiture of portions of this business or scaling back by further modifying the scope of the products offered and/or the markets we serve. The goal is to reduce the demands on our balance sheet and capital support obligations that are driven by commodity prices, which, at this time, have demonstrated unprecedented volatility. We are seeking to deploy our capital to areas with more desirable risk-adjusted rates of return. We expect to significantly reduce corporate guarantees and invested capital that have been required by our nonregulated energy services segment. If we do not divest of this business segment entirely, our ultimate objective is a size and scope for Integrys Energy Services that will reduce the liquidity, capital, and credit support requirements for our nonregulated energy services segment to an insignificant level and will give us greater control of our own destiny.

Certain business activities within the nonregulated subsidiary may remain. These will be identified through our strategic planning process but could revolve around our expertise in renewable energy and energy efficiency.

Though we are seeking to divest of or reduce the size of our nonregulated business, we are planning to expand the regulated side of our business. The regulated utilities within Integrys Energy Group have significant opportunities for investment, which will enhance shareholder value. These investments will focus on energy efficiency, conservation, renewable energy sources, environmental improvements, and infrastructure improvements.

Over the long-term, our utilities have investment opportunities exceeding $3 billion. Much of this investment will be required for infrastructure improvements at Peoples Gas. Wisconsin Public Service and Upper Peninsula Power will also require investments in additional renewable projects and environmental improvements.

During 2009, we committed to developing a 99-megawatt wind farm project known as Crane Creek. The project, located in Iowa, will be completed in 2009 at a projected cost of $251 million, and it will provide renewable energy for our customers.

These projects, combined with our investments in infrastructure improvements and environmental equipment, will provide substantial growth opportunities and help us reach our financial goal of creating long-term value for investors. We expect our strategic modifications will improve our earnings quality. Capital investments combined with timely rate relief should provide earnings per share growth of 4 to 6 percent on an average annualized basis, subject to some fluctuations depending on the economic environment. From a financial perspective, our goal is to provide solid returns to investors, manage our risk profile to acceptable levels, and continue providing consistent and dependable dividends to our shareholders.

## LONG-TERM FINANCIAL GOALS

- Provide investors with a solid return on their investments.
- Grow our earnings per share from continuing operations by 4 to 6 percent on an average annualized basis.
- Divest or reduce our nonregulated business segment such that its demands on liquidity and capital are not significant by the end of calendar year 2010.
- Manage the risk profile of our business portfolio.
- Continue quarterly dividend payments.



Dividends Per Common Share
$2.00
$2.04
$2.08
$2.12
$2.16
$2.20
$2.24
$2.28
$2.56
$2.68
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00


## AN ENVIRONMENT OF LEADERSHIP

Dealing effectively with financial challenges and meeting our obligations to shareholders will require effective leadership for years to come. Charles (Charlie) Schrock, the new president and chief executive officer of Integrys Energy Group, effective January 1, 2009, is well qualified to provide that leadership. He brings over 30 years of utility industry experience and a strong record of accomplishment to the job.

The board of directors also elected Charlie a director effective in February 2009.

Charlie will be supported by a very capable and talented group of leaders throughout our company. There have been numerous changes in our leadership team during the past year, and I will only mention a few of those changes here. Phillip (Phil) Mikulsky, executive vice president – corporate development and shared services of Integrys Energy Group, is now also president of Integrys Business Support. William (Bill) Laakso is our new vice president – human resources. Willard (Will) Evans, Jr., is our new president of Peoples Gas and North Shore Gas. Charles (Chuck) Cloninger is now president of Michigan Gas Utilities as well as Minnesota Energy Resources, and Jodi Caro joined us as vice president – legal services.

Membership on the board of directors also changed, and I want to express our gratitude to departing members Jim Boris, Diana Ferguson, and Jack Meng. We thank each of them for the contributions they have made to our success.

We have also made progress in creating a single culture throughout Integrys Energy Group. Over 674 of our leaders have graduated from our Leadership Development classes, which are based on Integrys Energy Group's values and expectations.

We are delivering on our core values and expectations daily. And we continue to gain recognition for our efforts, as was recently evidenced when we were recognized by *FORTUNE* magazine when it designated Integrys Energy Group as the World's Most Admired Energy Company on its prestigious 2009 list of "Most Admired Companies" (in its March 16, 2009, issue). In fact, Integrys rated well against the 363 companies that appear on *FORTUNE's* most admired list, where we were the 8th most-admired company in the Use of Corporate Assets category, the 9th most-admired company in the Innovation category, the 10th most-admired company in the Long-Term Investment category, and the 11th highest-rated company overall by total score.

## AN ENVIRONMENT OF ENERGY

I can assure you that the Integrys team is dedicated to operational excellence and has the expertise and energy needed to enhance shareholder value for our investors.

We thank you for your investment in Integrys Energy Group (TEG), and we assure you that we will protect your investment as our own. Thank you for the faith you have placed in us.

Sincerely,



Larry L. Weyers
Executive Chairman

March 6, 2009

# AN ENVIRONMENT OF ENERGY



The energy world is evolving at an unprecedented pace. From escalating concerns about climate change to volatile energy costs, environmental issues have moved front and center among our stakeholders. These issues have a profound impact on the expectations of an energy company.

Increasingly, we are being asked how we will meet the energy needs of today while ensuring a safe, responsible energy future. At Integrys Energy Group, we stand ready for the challenge.

Over the last year, we've revisited our environmental vision and principles. We've retooled our enterprise to become significantly more efficient, from the facilities we work in to the processes we use. We're reducing our risk profile, finding ways to conserve cash in a challenging economy, and bringing forward new solutions in how energy is produced, delivered, and consumed.

We invite you to learn more about our Environment of Energy.

Hydroelectric power is a longstanding method of using a renewable energy resource. David Grigg, Jr. (left), a maintenance mechanic operator in Upper Peninsula Power's hydroelectric operations, performs inspections in the confined and wet environment of the embankment at the Hoist Hydroelectric Project. His job is to fulfill the facility's surveillance and monitoring requirements. Jeff Benda (below left), lead line electrician, and Jamie Sundberg (below right), line electrician with Upper Peninsula Power, conduct pole maintenance for electric distribution lines.





# THE NATURAL ENVIRONMENT

Throughout our company, we've forged a long-term, sustainable approach: finding ways to become more environmentally responsible while upholding responsibilities to stakeholders; providing reliable energy while safeguarding the well-being of the places where we work and live.

In 2008 we revisited our environmental vision, taking a fresh look at our environmental ideals and activities as they affect and protect the environmental landscape.

Our renewed environmental vision—"Creating Energy Solutions for a Sustainable Tomorrow"—points to how we will live out our environmental responsibility, and helped us fashion new, environmentally focused strategies and principles. With these foundations in place, leaders across all business units are charged with incorporating an environmental focus into short- and long-range plans and embedding it within the Integrys culture.

### THE NEW FACE OF EFFICIENCY

Transforming environmental aspirations into actionable opportunities for customers and shareholders is the charge of Integrys' newly chartered Energy-Efficiency Steering Committee.

In 2008, the team crystallized its plans, targeting both immediate energy-efficiency projects to help customers save money and manage resources, and critical long-term business opportunities created by a changing energy marketplace.

In mid to late 2009, innovative programs will test ways for our customers to save money and conserve resources. The programs will promote a variety of methods—from traditional rebates to Smart Grid pilots—so customers can enhance their energy efficiency. We will partner with stakeholders, including local communities, organizations, state commissions, and customers. We will test innovative rate options that cause energy users to think about their energy use and change their energy behavior. These pilot programs will allow the market itself to weigh in on the value of the tools, technologies, and information.

On a parallel track, the Energy-Efficiency Steering Committee will also evaluate long-term business opportunities that take advantage of emerging technologies in the growing energy-efficiency industry—models with potential to grow the business and create even more value.

### "LEEDING" EDGE EXAMPLE

Another way we're demonstrating our commitment to corporate responsibility is to "green" the places where we do business.

In 2008, we reduced the environmental impact of our office operations by integrating LEED (Leadership in Energy and Environmental Design) principles into three of our buildings. These high-performance buildings will help us improve energy efficiency and lower operating costs.

LEED construction uses materials with a high percentage of recycled content; natural lighting to decrease energy use and enhance indoor aesthetics; water savings through use of low-impact plumbing technologies; motion sensor lighting; computer technologies that use substantially less energy; and waste management to recycle construction materials.

Minnesota Energy Resources' new LEED building in Rochester, Minnesota, brings all office, warehouse, and work center functions together in one highly efficient facility.

Integrys Energy Services' De Pere office building incorporates LEED principles in a wing successfully built using recycled materials from old buildings, such as bricks and insulation.

And in the new Wisconsin Public Service office in Rhinelander, Wisconsin, two office facilities and a warehouse have been integrated into one 76,000-square-foot environmentally friendly, energy-efficient service center.

### REWARDING RESPONSIBLE CHOICES

Partnering with the Arbor Day Foundation, we've rewarded our customers for making economical, earth-friendly choices.

Planting the seed of paperless billing among nearly 1.5 million customers from four of Integrys' regulated utilities, we raised awareness about the environmental benefits of enrolling in e-Bill electronic billing. More than 5,000 trees were purchased to plant in our national forests, one for each customer who signed up for e-Bill from April through June 2008. The impact of these online transactions truly adds up: by using e-Bill, 25,000 customers of Wisconsin Public Service alone save more than 19,000 pounds of paper and 55,000 pounds of greenhouse gas emissions every year.

A total of 14,000 trees were also planted on behalf of nonregulated natural gas customers in Ohio, who chose Integrys Energy Services' new Ecovations™ biogas. This incredible response was generated in the first three months of the program, showing the impact sustainable choices can have when they are both convenient and cost-effective.

# THE GENERATION ENVIRONMENT

Ensuring a sustainable energy future means bringing increased supply and alternative sources of clean, renewable power to our customers in an increasingly carbon-constrained world.

To that end, Wisconsin Public Service entered into an agreement for wind generation with enXco Service Company, a wind developer that will construct and maintain our Crane Creek Wind Farm, a 99-megawatt wind facility in Howard County in northeastern Iowa. The wind farm will help Wisconsin Public Service reach its state-mandated renewable portfolio standard of generating 10% of retail electric sales with renewable power by 2015. The wind farm is on a site with favorable wind speed, access to transmission, and community support. It is expected to be operational in December 2009.

The Crane Creek Wind Farm joins our other wind generation assets, including the Glenmore Wind Energy Facility—the first utility-grade wind terminal in the state of Wisconsin, and the Lincoln Wind Energy Facility, a 9.24-megawatt wind farm.

## RENEWABLE GAS REVOLUTION

Ecovations™ renewable biogas is harnessing the power of waste to offer customers an eco-friendly choice at no extra cost. Available to Integrys Energy Services customers in Ohio for the first time last year, the renewable gas is delivered and performs like regular natural gas. But that's where the similarities stop.

Ecovations biogas is methane generated from renewable sources like manure digesters, sewage treatment plants, and landfill gas collection systems.

For customers who select Ecovations, 8% of the carbon dioxide that would have been emitted by the natural gas they use each year is offset by a blend of the renewable gas and carbon offsets (emission reduction credits for emitting fewer greenhouse gases into the atmosphere).

The highly successful offering demonstrates that renewable options, attractively priced, can delight customers and generate true competitive advantage.

## SHINING SUCCESS

We're also adding solar power to our renewable mix. Late last year, Integrys Energy Services tapped the power of the sun in 16 projects across four states, making this subsidiary one of the nation's top five retail providers of solar electricity.

Unlike our wind farms, which generate power for customers across the energy grid, Integrys Energy Services is placing solar energy systems directly on customer sites. Customers purchase the power without having to make an up-front capital investment in solar-generating facilities. Better yet, they are able to leverage legislative incentives, including tax benefits and incentives, for the lowest possible cost.


FUEL USED TO PRODUCE INTEGRYS ENERGY GROUP'S RENEWABLE ENERGY IN 2008
1%
9%
15%
15%
60%
Hydro 60%
Wind 15%
Landfill 15%
Biomass Residues 9%
Farm 1%

Recent projects include a 341.6-kilowatt solar-generating system mounted to the roof of Pilgrim Furniture Showroom in Milford, Connecticut—which generates enough energy to reduce greenhouse emissions by 225 tons a year—as well as multi-state installations for the J.C. Penney Company.

Integrys Energy Services also has one of the largest university installations in the United States at Arizona State University. Beginning operation in December 2008, the project is anticipated to generate more than 3 million kilowatt-hours of electricity annually, enough to run 3,680 computers at the school, power 260 Arizona households, or reduce carbon emissions equivalent to taking 425 cars off the road.

## HYDRO—THE ORIGINAL RENEWABLE

Driven by an abundant natural resource and creating no greenhouse gas emissions, hydroelectric power is perhaps the first and best-known "renewable" energy source. Nowhere does hydroelectric power play more of a role in our system than at Upper Peninsula Power Company, operating in Michigan's Upper Peninsula.

Upper Peninsula Power is poised to capitalize on regional environmental momentum: Besides providing a carbon-neutral energy source for the company's own portfolio, hydroelectric energy's value has greatly increased as renewable energy connects to the market. The Michigan legislature's recent renewable energy portfolio standard requires electric utilities to have 10% of their energy come from in-state renewable sources by 2015 and establishes renewable credit opportunities.

To care for these assets, improvement projects are underway for Upper Peninsula Power's turn-of-the century facilities.

## WESTON 4 WOWS POWER INDUSTRY

In June 2008, we moved to a more secure energy future as Wisconsin Public Service placed its world-class 525-megawatt Weston 4 generating unit into service. One of the cleanest coal-fired generating units in the nation, Weston 4's supercritical technology offers higher efficiency and lower carbon dioxide emissions per megawatt-hour of electricity produced as compared to a standard sub-critical coal-fired unit.

Construction of the $774 million project began in October 2004 and was completed on an aggressive 3.5-year schedule. It was built in close cooperation with the local community, using local trades and suppliers whenever possible. In August 2008, community leaders, local neighbors, elected officials, regulators, contractors, management, union representatives, and others turned out to officially dedicate the new facility.

In the short time since it began operation, the clean-coal plant is generating not only electricity, but also national and global energy awards:

- 2008 Plant of the Year from *POWER* magazine, citing "unequalled environmental protection credentials employing without a doubt the most advanced coal-fired steam generation technology in the U.S. today";
- Best Coal-Fired Project for 2008 from *Power Engineering* magazine, which recognizes projects that set quality standards in the worldwide energy industry; and
- 2008 Big Diverter Award from WasteCap, Wisconsin, for a high recycling rate, diverting more than 9,000 tons of waste from being placed in a landfill over four years.

## RENEWING AGING ASSETS

Many of our older generating plants are still "go-to" sources for reliable energy at a reasonable cost. Yet often, their environmental performance isn't as impressive as that of newer generation resources. So we're investing capital and brainpower to make these assets smarter, cleaner, and more efficient.




RTH SHORE GAS
URAL GAS DELIVERY

Serving customers well brings an environment of comfort to their homes and lives, and it brings an environment of satisfaction to our employees. Trevor Gates (right), a fitter with North Shore Gas in Waukegan, Illinois, is on the scene if customers suspect they have a natural gas leak, and regularly performs in-home safety inspections. Angeles Herrera, a senior customer service associate with Integrys Gas Group in Chicago, Illinois, is the voice of the company when customers call her with questions or concerns.












ecovations

Integrys Energy Services launched Ecovations™ in 2008, giving its natural gas customers in Ohio the opportunity to choose eco-friendly renewable gas at no additional cost. Joanne Weycker (left), senior marketing communications coordinator in Integrys Energy Services' De Pere, Wisconsin, headquarters, and Susanne Buckley (right), direct mass markets income stream lead in Ohio, were instrumental in launching the new product.

Projects developed, constructed, and owned by Integrys Energy Services in 2008 positioned the nonregulated company as one of the nation's top five providers of solar electricity through power purchase agreements. The solar panels above are installed on the rooftop of Pilgrim Furniture Showroom in Milford, Connecticut. The panels' first year of electricity production is projected to be about 370,000 kilowatt-hours—reducing greenhouse emissions by 225 tons and roughly equal to the power consumed by 37 average homes.



At Wisconsin Public Service's Pulliam coal-fired generating plant, for example, we significantly reduced excess opacity (visible emissions) incidents. While new emission-control equipment helped remediate the problem, the main gains came from listening and engaging the people closest to the problem.

Five crews of front-line operators focused intensely on the challenge and identified practical, ongoing corrective actions that delivered out-of-the park results. Solutions ranged from a more controlled boiler firing process that lowered emissions to improved crew training and day-to-day corrective equipment repairs. Thanks to the employees at Pulliam, the plant achieved a dramatic ten-fold increase in opacity performance in 2008 for four active operating coal units (Pulliam units 5-8) compared to average performance from 2000 to 2005.

We've also ramped up efforts to equip our older coal-fired power plants with new combustion technology that promises to reduce nitrogen oxide (NOx) emissions by 40% to 50% overall. In 2008, retrofits were completed on Weston 1 (commissioned in 1954), and work was begun on Weston 2 (1960). Retrofits will also be made at Pulliam 6, Pulliam 7, Weston 3, and Pulliam 8 in 2009.

# THE ECONOMIC ENVIRONMENT

Helping customers during the economic downturn was a key focus for our organization in 2008, as surging energy costs and tough times created unprecedented challenges.

## SAFETY NET CATCHES VULNERABLE CUSTOMERS

Across all of our utilities, our concern rose for our most vulnerable customers—those with limited income, who are most affected by economic hardships. Beginning in July 2008, we turned our energies to helping customers anticipate winter energy costs and learn about applying for heating assistance.

The federal government made an unprecedented level of Low Income Home Energy Assistance Program (LIHEAP) funds available to help customers. So our first priority was to make sure struggling customers knew about this important safety net.

Peoples Gas and North Shore Gas exemplified our tactics with nothing short of a community blitz. Community relations teams reached out person by person, neighborhood by neighborhood, agency by agency, to educate, inform, and jumpstart the assistance program.

Customers were contacted through many touch points, from bill inserts and Web content to phone calls and community meetings. We worked with community agencies and city officials. And we found more ways than ever to connect people in need with help in walking through the application process.

And our teams didn't stop there. To encourage safety during the heating months, our utilities offered discounts on carbon monoxide and smoke detectors. They promoted budget billing plans. And they continued the successful utility-sponsored heating funds—with the utilities matching customer donations to cover heating costs for low- and fixed-income neighbors.

It was an outreach effort echoed throughout our companies. And for many, it brought comfort in an increasingly harsh economic environment.

## GRASSROOTS MARKETING AT MICHIGAN GAS UTILITIES

In the landscape of Michigan's struggling economy, employees at Michigan Gas Utilities formed a game plan to grow the utility's base of natural gas customers when new development faltered.

Relying on service crews, meter readers, and other team members, the utility mapped and identified existing mains that could be cost-effectively extended to reach new natural gas customers, who might be using oil or propane to heat their homes.

Employees identified 23 new projects, and the information sharing began. The team used competitive cost modeling to demonstrate the attractive cost of natural gas against propane, making dollars and sense of switching to natural gas.

Two hundred and fifty service lines later, nearly half the identified potential customers had come online, increasing Michigan Gas Utilities' customer base. Today, the momentum continues, proving our employees' ability to be innovative in demanding times.

## "GETTING IT RIGHT" (ALWAYS)

For our utility customer relations group, the mantra "Getting It Right" to create great service experiences for customers remained a core goal.

We began with a first-ever benchmark of capabilities and customer satisfaction throughout our utilities, so we knew where we stood. We identified which areas required work. Then we raised the bar—and met it—leveraging best practices.

## ONE CALL DOES IT ALL

Resolving customer issues immediately—on the first call—was a core focus for a more seamless customer experience. Across our organization, we shared best practices to reduce the need for customers to contact us more than once to address their questions or concerns.

We spent considerable effort coaching our front-line service teams and monitoring call quality. We fine-tuned our processes and systems; we deepened our teams' technical and people skills; we took time to ensure we clearly understood and answered each customer's question. And when we were done, we asked, "Is there anything else we can do for you today?"

The outcome speaks for itself. Each quarter we made improvements in call center performance, lowering the amount of repeat calls, lowering cost, and bettering our customers' experience.

## A SELF-SERVICE WORLD

Our companies accelerated self-service options to match our customers' increasing use of Internet and interactive voice technologies, providing low-cost, easy-to-use ways to do business.

# ENVIRONMENTAL POLICY STATEMENT

At Integrys, we act responsibly to balance the economic, social, and environmental objectives of the company and our stakeholders. We strive for operational excellence and factor environmental protection into our business planning and operating decisions. We are committed to continually improving our environmental performance and will seek opportunities that benefit the environment as we grow our business. We partner with others to promote energy efficiency, conservation, environmental awareness, and stewardship of our natural resources.

# ENVIRONMENTAL PRINCIPLES

**Protect the environment.** We are a leader in environmental stewardship. We execute strategies to reduce our impact on the environment and operate our facilities to meet or surpass environmental standards.

**Use natural resources responsibly.** We use natural resources responsibly, conserve resources through efficient use, minimize the creation of waste and recycle whenever possible.

**Use energy wisely.** We promote efficiency in the generation, distribution and end use of energy. We invest in energy efficiency and conservation in our own operations and help our customers to do the same.

**Improve environmental performance.** We commit, at all levels in the organization, to implement these principles, make continuous improvements in our environmental performance, meet our obligations with integrity and reduce environmental risk. Employees draw upon their expertise, innovation, and energy to achieve our vision.

**Safeguard a healthy environment.** We supply energy in a manner that minimizes adverse impacts and protects the health and safety of our employees, customers, and the public. We continue to inform and educate customers about using energy safely.

**Engage stakeholders.** We draw upon an open and honest dialog with our employees, stakeholders, and the public to improve our environmental performance. We forge partnerships with educators, communities, and other organizations as we consider their environmental expectations in our business planning and decision-making.

**Embrace environmental sustainability.** We strive to meet the energy needs of today while ensuring a reliable energy future. This includes being stewards of the environment and making business decisions that will protect and enhance the quality of the environment for current and future generations.

**Measure and report performance.** We regularly review our environmental policy and performance, and assess and audit our operations from an environmental perspective.

We worked diligently, identifying changes that would make our automated voice recognition systems and Web sites easy to use. We invested in studies of our automated call flow and Web site navigation to make sure choices were clear and customer-friendly. We automated back-end systems to deliver immediate response.

Popular self-service functions were added to Web sites at Wisconsin Public Service, Upper Peninsula Power, Peoples Gas, and North Shore Gas, including options to set up budget billing and search for payment locations.

Moving to a "self-service" world for simple transactions is truly a win/win/win proposition: delivering 24/7 support for customers; the ability for employees to focus on more complex, value-added customer contacts; and greater value for shareholders.

### DELIGHTING NONREGULATED CUSTOMERS

At our nonregulated operations, delighting customers is also a focus for delivering value.

Using customers' feedback, we worked to improve key aspects of delight, from easy-to-understand billing to knowledgeable customer care. By the end of the year, we had moved from a score of 3.88 to 4.09 in customer satisfaction, an 18.75% gain on our aspiration of achieving a perfect 5.0 score.

### FUTURE FOCUS

Moving forward, Integrys will continue to seek great experiences for our customers while improving our cost effectiveness. Our work has only begun.

We're pursuing new ways to make it easy to do business with us. Customers told us they wanted even more self-service options, so we're expanding self-service options even further, sharing effective tactics and technologies from sister company to sister company.

Yet we know that knowledgeable one-on-one customer care will never be replaced—nor should it be. So we continue helping our call centers and our account executives be more effective listeners and more expert problem solvers than ever before.

# THE COMMUNITY AROUND US

In difficult economic times, Integrys' community support remains vibrant. It's bedrock to our belief that business sustainability is connected to the well-being of the places where we live and work.

Our responsibility takes many forms, from encouraging employee volunteerism and matching contributions to their favorite charities to sharing expertise on boards and community task forces. Sometimes our efforts are a direct extension of our business. For example, each fall, our employees give their time to bring energy efficiency to customers by weatherizing homes for those who are elderly or disabled.

And we've also come together across Integrys to support community needs through United Way.

It's a true measure of our corporate values, giving back a measure of what our communities give to us.

Being part of the local community means putting our words into action—demonstrating our commitment to the future energy environment. Mary Frank (right), a community relations specialist at Wisconsin Public Service, spends countless hours talking with customers and explaining easy changes that can make a difference in energy use and costs. Minnesota Energy Resources built its new office building in Rochester, Minnesota, using LEED principles. The employee breakroom (below), for example, incorporates lights that adjust to the natural light in the room, Energy Star® appliances, and a low-flow sink aerator. And Wisconsin Public Service Foundation funded unique solar panel installations (bottom) at the Green Bay Botanical Garden, powering an educational building and helping the public become more familiar with solar energy.







*left:*
Photo courtesy of CJ Janus – NWTC

# THE REGULATORY ENVIRONMENT

Navigating the complexities of the changing regulatory environment has become increasingly important for Integrys Energy Group.

We're at work on a number of core regulatory activities: providing energy efficiency services and information in new state programs; complying with all environmental rules and regulations; and forging new rate structures that encourage, not inhibit, energy-saving programs.

## EMPOWERING ENERGY PARTNERSHIPS

In our regulated utilities, we're building on a history of encouraging energy efficiency.

Wisconsin Public Service has provided energy-efficiency programs for customers since the 1970s. Today, these programs are administered, with our guidance, through a statewide energy-efficiency program called Focus on Energy. Minnesota Energy Resources has also provided programs to its customers and is increasing its efforts to meet recently enacted Minnesota legislation, which established aggressive energy-savings goals.

Similar legislation has been passed in Michigan, and both Upper Peninsula Power and Michigan Gas Utilities will participate in state-administered energy-efficiency programs. Peoples Gas and North Shore Gas are a part of the newly created Chicagoland Natural Gas Savings Program, offering energy-efficiency and weatherization programs to customers of the two utilities.

## CATEGORIES OF GIVING IN 2008


9%
8%
24%
18%
41%

**Integrys supports the giving initiatives of Wisconsin Public Service Foundation, Inc., in Michigan, Minnesota, and Wisconsin. Other significant giving by Integrys occurs through programs operated by Peoples Gas and North Shore Gas in Illinois.**

| | Wisconsin Public Service Foundation, Inc. | Peoples Gas and North Shore Gas | Total |
|---|---|---|---|
| Environmental | $ 74,960 | $ 147,750 | $ 222,710 |
| Arts and Culture | 148,392 | 56,921 | 205,313 |
| Community and Neighborhood Development | 348,866 | 90,235 | 439,101 |
| Human Services and Health | 540,901 * | 484,429 * | 1,025,330 * |
| Education | 297,420 | 293,847 | 591,267 |
| **Total** | **$1,410,539** | **$1,073,182** | **$2,483,721** |

* Includes corporate gifts to United Way agencies.

All these efforts by Integrys companies contribute to a better use of energy, protection for the environment, and lower energy bills for customers.

## INNOVATIVE RATES REWARD EFFICIENCY

Another initiative is to remove current disincentives for utilities to encourage energy efficiency—known in the energy industry as "decoupling." Pioneering projects make Peoples Gas, North Shore Gas, and Wisconsin Public Service the first utilities in Illinois and Wisconsin to gain approval for decoupling. This tool separates the amount the utilities charge to deliver natural gas and electricity from the amount that customers use.

For our companies, revenue becomes less dependent on the volume of natural gas and electricity we deliver—so we can actively promote energy efficiency without hurting our bottom line. Equally important, decoupling benefits customers. Generally, when weather is colder, customers will receive a credit, and when it is warmer than normal, customers will see a charge. And customers will see a direct benefit from saving energy: reducing energy use will reduce their bill.

# THE FUTURE ENVIRONMENT

We are leveraging best practices across our companies and embedding them in our culture. We have become leaner, more disciplined, and even more customer-centric. And despite competing business and environmental pressures, we are confident we have a practical and proactive path forward.

## POSITIONING AND INVESTING IN THE FUTURE

Integrys Energy Group is a larger, stronger, and more competitive regional energy company than ever before. Our growth since 2006 has diversified our company's regulatory and geographic risk and provided a larger, more stable regulated utility base.

Regulatory and industry forces demand a strong emphasis on asset and risk management. We are constantly evaluating strategies to provide the best return on our resources while maintaining an acceptable risk profile. Moving forward, we will continue to adjust our energy portfolio, evaluate existing assets, the acquisition of assets, and contracts for resources that complement our business.

As we look to the future, we will make well-planned investments to meet changing expectations of energy companies.

Part of our obligation is to anticipate future energy demand while making sense for our environment. As the market calls for more environmentally friendly sources, we will respond with continued investment in renewables, energy efficiency, emission reduction and conservation, focusing on options that offer the greatest returns in efficiency and savings.

Sustaining our vision, we are confident that wise planning of our resources will deliver stability and continued value in an ever-changing energy future.



In 2008, our regulated utilities introduced the concept of natural gas rate decoupling to the regulatory environment in Illinois and Wisconsin. Valerie Grace (left), manager of gas regulatory services for Peoples Gas and North Shore Gas, and Sharon Moy (right), rate case consultant in Illinois, focused on this rate concept as a way to allow the utilities to earn their approved revenue requirement while removing disincentives for the utilities to support energy conservation. Decoupling also provides value to customers, particularly when weather is colder than normal.

Peoples Gas demonstrated natural gas conservation by sponsoring and providing natural gas for the Museum of Science and Industry's Smart Home in 2008. The home, visited by more than 100,000 people over eight months, is an example of eco-friendly and sustainable design using technologies available today.



*above:*
Photo courtesy of J.B. Spector/Museum of Science and Industry

# AN OVERVIEW OF OUR ENVIRONMENTAL PERFORMANCE

## Integrys Energy Group's Nitrogen Oxide ($NO_X$) Emissions



30,000
22,500
15,000
7,500
0
Tons
8
6
4
2
0
Pounds per Megawatt-Hour
3.9
3.9
3.6
3.6
2.8
23,753
24,710
18,256
16,649
14,971
2004
2005
2006
2007
2008
NOx (Tons)
NOx (Pounds per Megawatt-Hour)


## Integrys Energy Group's Carbon Dioxide ($CO_2$) Emissions



18
16
14
12
10
8
6
4
2
Million Tons
2
1
0
Tons per Megawatt-Hour
0.85
0.98
0.73
0.79
0.84
14.5
15.3
11.1
10.5
12.0
2004
2005
2006
2007
2008
CO2 Tons
CO2 (Tons per Megawatt-Hour)


## Integrys Energy Group's Sulfur Dioxide ($SO_2$) Emissions



70,000
56,000
42,000
28,000
14,000
0
Tons
20
16
12
8
4
0
Pounds per Megawatt-Hour
10.1
10.6
6.8
6.6
5.6
60,737
66,580
34,545
30,447
29,610
2004
2005
2006
2007
2008
SO2 (Tons)
SO2 (Pounds per Megawatt-Hour)


## Integrys Energy Group's Carbon Dioxide ($CO_2$) Projected Emissions



20
18
16
14
12
10
8
6
4
2
0
Millions
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Megawatt-Hours
CO2 Tons per Year


## Integrys Energy Group's Mercury Emissions



800
600
400
200
0
Pounds
508
557
444
555
704
2004
2005
2006
2007
2008


## Integrys Energy Group's Carbon Dioxide ($CO_2$) Projected Emission Rates



1.05
1.00
0.95
0.90
0.85
0.80
0.93
0.93
0.94
0.95
0.91
0.93
0.93
0.92
0.94
0.94
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Tons per Megawatt-Hour


## Integrys Energy Group's Notices of Violation (NOVs)



6
5
4
3
2
1
0
Number of Notices
4
2
1
1
5
2004
2005
2006
2007
2008


**Notes:**
There was an extended Kewaunee Nuclear Plant outage in 2005.
The Sunbury Generation facility was sold in 2006.
Warden and Niagara Falls Generating facilities were sold in 2007.
The Stoneman Generating facility was sold in 2008.

# FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct.

Forward-looking statements speak only as of the date on which they are made, and, except to the extent required by the federal securities laws, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries and possible future initiatives to address concerns about global climate change, changes in environmental, tax, and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in the application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings, or inquiries, including but not limited to, manufactured gas plant site cleanup, reconciliation of revenues from the Gas Charge and related natural gas costs, and the contested case proceeding regarding the Weston 4 air permit;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks associated with executing Integrys Energy Group's plan to significantly reduce the scope and scale of, or divest in its entirety, the nonregulated energy services business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;
- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets;
- Advances in technology;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies and the use of financial and derivative instruments;
- The risks associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;
- The utilization of tax credit carryforwards;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2008 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the Securities and Exchange Commission.

# INTRODUCTION

Integrys Energy Group is a diversified energy holding company with regulated electric and natural gas utility operations (serving approximately 2.2 million customers in Illinois, Michigan, Minnesota, and Wisconsin), nonregulated energy operations, and an equity ownership interest in American Transmission Company, LLC (ATC) (a federally regulated electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois) of approximately 34%.

## Strategic Overview

Integrys Energy Group's goal is to create long-term value for shareholders and customers primarily through growth in its core regulated businesses. The company has made a decision to either fully or partially divest of its nonregulated energy services business segment, Integrys Energy Services, or reduce its size, risk, and financial requirements in response to increased collateral requirements at a time when global credit and financial markets are constraining the availability and increasing the cost of capital. In order to create value, Integrys Energy Group focuses on:

***Maintaining and Growing a Strong Regulated Utility Base***—A strong regulated utility base is necessary to maintain a strong balance sheet, predictable cash flows, a desired risk profile, attractive dividends, and quality credit ratings, which are critical to our success. Integrys Energy Group believes the following investments have helped, or will help, maintain and grow its regulated utility base:

- The February 2007 merger with Peoples Energy Corporation (PEC), which added the natural gas distribution operations of The Peoples Gas Light and Coke Company (PGL) and North Shore Gas Company (NSG) to the regulated utility base of Integrys Energy Group.

- Our ownership interest in ATC, which owned over $2.5 billion of assets at December 31, 2008. Integrys Energy Group will continue to fund its share of the equity portion of future ATC growth. ATC plans to invest $2.7 billion in the next ten years to ensure that the power grid will continue to meet the needs of its customers.

- Weston 4, a 537-megawatt coal-fired base-load power plant located near Wausau, Wisconsin, was completed and became operational June 30, 2008. Wisconsin Public Service Corporation (WPS) holds a 70% ownership interest in the Weston 4 power plant.

- A proposed accelerated annual investment in natural gas distribution facilities (replacement of cast iron mains) at PGL.

- The investment of approximately $79 million to connect WPS's natural gas distribution system to the Guardian II natural gas pipeline to be completed in 2009.

- WPS's purchase of a 99-megawatt wind generation project to be constructed in 2009 in Howard County, Iowa.

- WPS's continued investment in environmental projects to improve air quality and meet the requirements set by environmental regulators. Capital projects to construct and upgrade equipment to meet or exceed required environmental standards are planned each year.

For more detailed information on Integrys Energy Group's capital expenditure program, see *"Liquidity and Capital Resources, Capital Requirements."*

***Systematically Reduce the Size and the Capital and Liquidity Commitments of the Nonregulated Energy Services Business Segment***—Unprecedented energy price volatility, combined with significant growth in the forward customer business, has increased the collateral requirements of Integrys Energy Services at a time when global credit and financial market conditions are both constraining the availability and increasing the cost of capital. As a result, Integrys Energy Group has decided to take steps to protect its financial position and liquidity by either fully or partially divesting of its nonregulated energy services business segment or significantly scaling it back. On an operational level, Integrys Energy Group's short-term strategy will be to reduce and refocus its financial, credit, and risk capital on those aspects of Integrys Energy Services' business that yield the highest return, with consideration given toward lower risk. Integrys Energy Services has recently, and as necessary in the future, expects it will continue to adjust pricing strategies to capture margins that are commensurate with its increasing capital costs and collateral requirements.

Longer term, in the event that a full divestiture of Integrys Energy Services does not occur and a portion of the nonregulated energy services business segment remains, it will be a smaller segment that requires significantly less capital, parental guarantees, and overall financial liquidity from Integrys Energy Group. Integrys Energy Group is seeking to deploy its capital to areas with more desirable risk-adjusted rates of return. Although Integrys Energy Group anticipates a reduction in future earnings capacity from this business segment going forward, an improvement in the liquidity position and reduced business risk profile of Integrys Energy Group is expected.

***Integrating Resources to Provide Operational Excellence***—
Integrys Energy Group is committed to integrating resources of all its regulated and nonregulated businesses, while meeting all applicable regulatory and legal requirements. This will provide the best value to customers and shareholders by leveraging the individual capabilities and expertise of each business and lowering costs. Integrys Energy Group believes the following recent developments have helped, or will help, integrate resources and provide operational excellence:

- The PEC merger provides the opportunity to align the best practices and expertise of both companies, which will continue to result in efficiencies by eliminating redundant and overlapping functions and systems.

- Integrys Business Support, LLC (IBS), a wholly owned service company of Integrys Energy Group, became operational on January 1, 2008. IBS was formed to achieve a significant portion of the cost synergies anticipated from the PEC merger through the consolidation and efficient delivery of various support services and to provide more consistent and transparent allocation of costs throughout Integrys Energy Group and its subsidiaries.

- "Operational Excellence" initiatives were implemented to provide top performance in the areas of project management, process improvement, and contract administration and compliance in order to reduce costs and manage projects and activities within appropriate budgets, schedules, and regulations.

***Placing Strong Emphasis on Asset and Risk Management***—Our asset management strategy calls for the continuous assessment of our existing assets, the acquisition of assets, and contractual commitments to obtain resources that complement our existing business and strategy. The goal is to provide the most efficient use of our resources while maximizing return and maintaining an acceptable risk profile. This strategy focuses on the disposition of assets, including plants and entire business units, which are no longer strategic to ongoing operations, are not performing as needed, or have an unacceptable risk profile. We maintain a portfolio approach to risk and earnings. Our decision regarding the future of Integrys Energy Services noted above illustrates our asset management strategy.

Our risk management strategy includes the management of market, credit, and operational risk through the course of business. Forward purchases and sales of electric capacity, energy, natural gas, and other commodities allow opportunities to secure prices in a volatile energy market. Each business unit monitors daily oversight of the risk profile related to these instruments consistent with the company's risk management policy. The Corporate Risk Management Group, which reports through the Chief Financial Officer, provides corporate oversight.

# RESULTS OF OPERATIONS

| | Year Ended December 31, | | | Change in 2008 Over 2007 | Change in 2007 Over 2006 |
|---|---|---|---|---|---|
| *(Millions, except per share amounts)* | **2008** | 2007 | 2006 | | |
| Natural gas utility operations | **$ 84.5** | $ 28.7 | $ (2.3) | 194.4 % | N/A |
| Electric utility operations | **92.6** | 87.4 | 85.5 | 5.9 % | 2.2 % |
| Nonregulated energy operations | **(61.5)** | 98.0 | 72.3 | N/A | 35.5 % |
| Holding company and other operations | **10.8** | (18.8) | 0.3 | N/A | N/A |
| Oil and natural gas operations | **–** | 56.0 | – | (100.0)% | N/A |
| Income available for common shareholders | **$126.4** | $251.3 | $155.8 | (49.7)% | 61.3 % |
| Average basic shares of common stock | **76.7** | 71.6 | 42.3 | 7.1 % | 69.3 % |
| Average diluted shares of common stock | **77.0** | 71.8 | 42.4 | 7.2 % | 69.3 % |
| Basic earnings per share | **$1.65** | $3.51 | $3.68 | (53.0)% | (4.6)% |
| Diluted earnings per share | **$1.64** | $3.50 | $3.67 | (53.1)% | (4.6)% |

## Earnings Summary

From 2007 to 2008, income available for common shareholders decreased $124.9 million and diluted earnings per share decreased $1.86. From 2006 to 2007, income available for common shareholders increased $95.5 million and diluted earnings per share decreased $0.17. Significant factors impacting the change in earnings and diluted earnings per share were as follows (and are discussed in more detail thereafter).

## Natural Gas Utility Operations:

Earnings improved $55.8 million in 2008, compared with 2007, primarily due to the following:

- The inclusion of PGL and NSG for all of 2008 compared with only a partial year of operations in 2007 since they were acquired on February 21, 2007. A rate increase for PGL in February 2008 also contributed to the increase in earnings in 2008. From 2007 to 2008, after-tax earnings related to PGL and NSG operations increased $43.3 million, after including a $6.5 million after-tax goodwill impairment loss related to NSG in 2008.

- An increase in natural gas sales volumes, which drove an approximate $11 million ($6.6 million after-tax) increase in margin for WPS, Minnesota Energy Resources Corporation (MERC), and Michigan Gas Utilities Corporation (MGU).

- An interim rate increase for MERC, effective October 1, 2008, which had a positive impact on margin.

Financial results improved $31.0 million in 2007, compared with 2006, primarily due to the following:

- Financial results for MGU and MERC increased $18.1 million, from a combined net loss of $11.3 million in 2006, to earnings of $6.8 million in 2007. The positive change in earnings at MGU and MERC was driven by the fact that these natural gas utilities operated during the first quarter heating season in 2007, but were not acquired by Integrys Energy Group until after the first quarter 2006 heating season. In addition, MGU and MERC incurred a combined $11.8 million ($7.1 million after-tax) of transition costs in 2006 for the start-up of outsourcing activities and other legal and consulting fees. In 2007, MGU and MERC were allocated $1.7 million ($1.0 million after-tax) of external costs to achieve merger synergies related to the PEC merger.

- Regulated natural gas utility earnings at WPS increased $13.5 million, from earnings of $9.6 million in 2006, to earnings of $23.1 million in 2007. Higher earnings were driven by increased volumes due to colder weather during the heating season. The full year impact of the natural gas rate increase that was effective January 12, 2007, also contributed to the increase.

- PGL and NSG, which were acquired effective February 21, 2007, recognized a combined net loss of approximately $1 million in 2007, primarily related to the seasonal nature of natural gas utilities, which derive earnings during the heating season (first and fourth quarters). Because of the late February acquisition date, results for the majority of the two coldest months of the year were not included in natural gas utility earnings in 2007. The 2007 net income for PGL was less than the level we would normally expect, primarily due to increased costs of providing service.

## Electric Utility Operations:

Earnings increased $5.2 million in 2008 compared with 2007, resulting primarily from:

- A combined $17.7 million ($10.6 million after-tax) decrease in electric maintenance expense and costs to achieve merger synergies related to the PEC merger.

- An approximate $10 million ($6 million after-tax) increase in margin from WPS's 2008 retail electric rate increase effective January 16, 2008, and the full benefit of WPS's 2007 retail electric rate increase effective January 12, 2007.

- An approximate $10 million ($6 million after-tax) increase in margin driven by higher contracted sales volumes to a large wholesale customer year-over-year.

- An approximate $5 million ($3 million after-tax) increase in regulated electric utility margin year-over-year, driven by fuel and purchased power costs that were approximately $1 million lower than what was recovered in rates during 2008, compared with fuel and purchased power costs that were approximately $4 million higher than what was recovered in rates during 2007.

The above increases were partially offset by:

- A $13.8 million ($8.3 million after-tax) increase in electric transmission expenses primarily related to higher rates charged by Midwest Independent Transmission System Operator, Inc. (MISO) and ATC due to additional transmission costs.

- An increase in depreciation and amortization expense of $4.2 million ($2.5 million after-tax) driven by depreciation related to Weston 4, which was placed in service for accounting purposes in April 2008.

- An approximate $11 million ($6.6 million after-tax) decrease in margin due to a decline in residential and commercial and industrial sales volumes at WPS as a result of cooler weather during the cooling season and customer conservation efforts.

- A $4.3 million ($2.6 million after-tax) increase in interest expense.

Earnings increased $1.9 million in 2007 over 2006, resulting primarily from the following:

- Retail electric rate increases at both WPS and Upper Peninsula Power Company (UPPCO) had a positive year-over-year impact on operating income.

- Favorable weather at WPS contributed an approximate $6 million ($3.6 million after-tax) year-over-year increase in operating income; however, this increase was partially offset by a decrease in weather normalized residential and commercial and industrial customer usage.

- Fuel and purchased power costs were higher than what was recovered in rates during the year ended December 31, 2007, compared with fuel and purchased power costs that were less than what was recovered in rates during the same period in 2006, driving a $14.4 million ($8.6 million after-tax) negative variance in operating income.

- Maintenance expense related to WPS's power plants was higher in 2007 compared with 2006, driven by an increase in unplanned outages in 2007 as well as longer than anticipated 2007 planned outages.

## Nonregulated Energy/Integrys Energy Services' Operations:

Financial results decreased $159.5 million in 2008, compared with 2007, primarily due to the following:

- A $133.6 million after-tax decrease in Integrys Energy Services' United States Generally Accepted Accounting Principles (GAAP) margin year-over-year related to non-cash activity, of which $106.1 million was related to non-cash activity associated with electric operations, with the remaining $27.5 million related to non-cash activity associated with natural gas operations. An overview of this non-cash activity has been provided below.

  Non-cash electric operations:
  A decline in energy prices during 2008 drove an $82.4 million net after-tax non-cash loss, compared with a $23.7 million net after-tax non-cash gain recognized in 2007, related to an increase in energy prices during 2007. The non-cash unrealized gains and losses recognized resulted from the application of derivative accounting rules to Integrys Energy Services' portfolio of derivative electric customer supply contracts, requiring that these derivative instruments be adjusted to fair market value. The derivative instruments are utilized to economically hedge the price, volume, and ancillary risks associated with related electric customer sales contracts. The associated electric customer sales contracts are not adjusted to fair value, as they do not meet the definition of derivative instruments under GAAP, creating an accounting mismatch. As such, the non-cash unrealized gains and losses related to the electric customer supply contracts will vary each period, with non-cash unrealized gains being recognized in periods of increasing energy prices and non-cash unrealized losses being recognized in periods of declining energy prices, and will ultimately reverse when the related customer sales contracts settle.

  Non-cash natural gas operations:
  The spot price of natural gas decreased significantly during the second half of 2008 (below the average cost of natural gas in inventory which Integrys Energy Services had injected into storage earlier in 2008), which resulted in a lower-of-cost-or-market adjustment, as required by GAAP. This adjustment contributed a $96.2 million year-over-year decrease in the non-cash natural gas margin, driven by non-cash inventory write-downs in the third and fourth quarters of 2008. The negative impact on realized margin related to these inventory adjustments was substantially offset by $91.9 million of net after-tax non-cash unrealized gains recognized in 2008, primarily related to derivative instruments utilized to mitigate the price risk on natural gas inventory underlying natural gas storage transactions. In 2007, natural gas derivative instruments resulted in the recognition of $23.2 million of net after-tax non-cash unrealized gains. Similar to the electric operations discussed above, non-cash gains and losses related to derivative natural gas sales and customer supply contracts will vary each period, and will ultimately reverse when the physical contracts settle, or when natural gas is withdrawn from inventory.

- The recognition of $17.1 million of after-tax earnings from Integrys Energy Services' investment in a synthetic fuel production facility during the year ended December 31, 2007. Production and sale of synthetic fuel by Integrys Energy Services ended when Section 29/45K of the Internal Revenue Code, which provided for Section 29/45K federal tax credits from the production and sale of synthetic fuel, expired effective December 31, 2007.

- After-tax income from discontinued operations decreased $10.9 million as a result of the sale of Niagara Generation in 2007, which was partially offset by a contingent gain that was realized in the fourth quarter of 2008 related to the sale of the Stoneman generating facility in the third quarter of 2008.

- Operating and maintenance expenses at Integrys Energy Services increased $22.3 million ($13.4 million after-tax) in 2008 compared with 2007, driven by an increase in bad debt expense, broker commissions, a full year of operations from businesses acquired in the PEC merger, and employee benefit costs.

- Partially offsetting the above decreases, the realized retail electric margin increased $28.1 million ($16.9 million after-tax), driven primarily from operations in Illinois, due to the addition of new customers as a result of the PEC merger, and the reduced impact from purchase accounting in 2008.

Earnings increased $25.7 million in 2007, compared with 2006, primarily due to the following:

- Operating income at Integrys Energy Services increased $40.2 million ($24.1 million after-tax).

- After-tax income from discontinued operations at Integrys Energy Services increased $7.5 million, driven by the sale of Niagara Generation, LLC in the first quarter of 2007.

- Miscellaneous expense at Integrys Energy Services decreased $11.1 million ($6.7 million after-tax), driven by a decrease in pre-tax losses recognized for the period related to Integrys Energy Services' investment in a synthetic fuel facility.

- Minority interest income decreased $3.7 million ($2.2 million after-tax) as Integrys Energy Services' partner elected to stop receiving production from the synthetic fuel facility and, therefore, did not share in losses from this facility in 2007.

- Section 29/45K federal tax credits recognized from Integrys Energy Services' investment in a synthetic fuel facility decreased $15.9 million, from $29.5 million in 2006, to $13.6 million in 2007. The decrease in Section 29/45K federal tax credits recognized was driven by the impact of high oil prices on our ability to realize the benefit of Section 29/45K federal tax credits.

## Holding Company and Other Operations:

Financial results increased $29.6 million from 2007 to 2008, largely due to higher earnings from our investment in ATC, lower interest expense, and lower operating expenses at the holding company, partially offset by the negative year-over-year impact on operating income related to the reallocation of external costs to achieve merger synergies in 2007.

In 2007, financial results decreased $19.1 million, from earnings of $0.3 million in 2006, to a net loss of $18.8 million.

See "Overview of Holding Company and Other Segment Operations" for more information.

## Oil and Natural Gas Operations:

In connection with the PEC merger, Integrys Energy Group announced its intent to divest of PEC's oil and natural gas production operations, Peoples Energy Production Company (PEP). PEP was sold in the third quarter of 2007. In 2007, PEP recognized earnings of $56.0 million, including $58.5 million of earnings reported as discontinued operations. The sale of PEP resulted in a $7.6 million after-tax gain in 2007. In 2008, tax adjustments of $0.8 million related to the 2007 PEP sale were recorded as discontinued operations.

## Earnings Per Share:

Diluted earnings per share was impacted by a 5.2 million share (7.2%) increase in the weighted average number of outstanding shares of Integrys Energy Group common stock from 2007 to 2008, as well as an increase of 29.4 million shares (69.3%) in the weighted average number of outstanding shares of Integrys Energy Group's common stock from 2006 to 2007. Integrys Energy Group issued 31.9 million shares of common stock on February 21, 2007, in conjunction with the merger with PEC, and issued an additional 2.7 million shares of common stock in May 2006 in order to settle its forward equity agreement with an affiliate of J.P. Morgan Securities. Additional shares were also issued under the Stock Investment Plan and certain stock-based employee benefit plans in 2007 and 2006.

The following discussion provides the analysis of Integrys Energy Group's four segments: regulated natural gas utility, regulated electric utility, Integrys Energy Services, and its holding company and other segment.

_Utility Operations_

In 2008, the utility operations included the regulated natural gas utility segment, consisting of the natural gas operations of PGL, WPS, MERC, MGU, and NSG. The regulated natural gas operations of WPS, MERC, and MGU, were included in results of operations for all of 2007, while the regulated natural gas operations of PGL and NSG were included in results of operations beginning February 22, 2007 through December 31, 2007. The natural gas operations of WPS were included for all of 2006, while the natural gas operations of MGU and MERC were included from April 1, 2006 through December 31, 2006, and July 1, 2006 through December 31, 2006, respectively.

Utility operations also included the regulated electric segment, consisting of the regulated electric operations of WPS and UPPCO for all of 2008, 2007, and 2006.

## Regulated Natural Gas Utility Segment Operations

| (Millions) | Year Ended December 31, 2008 | 2007 | 2006 | Change in 2008 Over 2007 | Change in 2007 Over 2006 |
|---|---|---|---|---|---|
| Revenues | **$3,025.9** | $2,103.7 | $676.9 | 43.8 % | 210.8% |
| Purchased natural gas costs | **2,147.7** | 1,453.5 | 493.8 | 47.8 % | 194.4% |
| Margins | **878.2** | 650.2 | 183.1 | 35.1 % | 255.1% |
| Operating and maintenance expense | **539.1** | 427.4 | 121.3 | 26.1 % | 252.4% |
| Goodwill impairment loss * | **6.5** | – | – | N/A | –% |
| Depreciation and amortization expense | **108.3** | 97.7 | 32.7 | 10.8 % | 198.8% |
| Taxes other than income taxes | **32.1** | 33.1 | 11.8 | (3.0)% | 180.5% |
| Operating income | **192.2** | 92.0 | 17.3 | 108.9 % | 431.8% |
| Miscellaneous income | **7.0** | 5.5 | 1.0 | 27.3 % | 450.0% |
| Interest expense | **(56.6)** | (53.4) | (18.1) | 6.0 % | 195.0% |
| Other expense | **(49.6)** | (47.9) | (17.1) | 3.5 % | 180.1% |
| Income before taxes | **$ 142.6** | $ 44.1 | $ 0.2 | 223.4 % | 21,950.0% |
| **Throughput in therms** | | | | | |
| Residential | **1,708.9** | 1,251.8 | 351.5 | 36.5 % | 256.1% |
| Commercial and industrial | **550.8** | 439.2 | 190.6 | 25.4 % | 130.4% |
| Interruptible | **60.1** | 59.4 | 40.1 | 1.2 % | 48.1% |
| Interdepartmental | **28.6** | 47.1 | 27.6 | (39.3)% | 70.7% |
| Transport | **1,834.0** | 1,505.6 | 657.5 | 21.8 % | 129.0% |
| Total sales in therms | **4,182.4** | 3,303.1 | 1,267.3 | 26.6 % | 160.6% |

** See Note 9, "Goodwill and Other Intangible Assets," for more information.*

*Revenue*

2008 Compared with 2007:

Regulated natural gas utility segment revenue increased $922.2 million, driven by:

- A combined increase in PGL and NSG natural gas utility revenue of $780.5 million, from $1,118.5 million during 2007, to $1,899.0 million during 2008. The increase in revenue at both of these natural gas utilities was driven primarily by the fact that they were not included in regulated natural gas utility results until after the merger with PEC on February 21, 2007. Other factors that contributed to this combined increase include:
  - PGL's annualized rate increase effective February 14, 2008, which increased revenue year-over-year by approximately $61 million. See Note 23, *"Regulatory Environment,"* for more information on the PGL and NSG rate cases.
  - Higher year-over-year natural gas prices. Increases in natural gas commodity costs are passed directly through to customers in rates.
  - Colder weather during the 2008 heating season, partially offset by energy conservation efforts by natural gas utility customers and a larger number of customer disconnections, which we believe resulted from high energy prices and a general slowdown in the economy.
- An increase in natural gas revenue of $141.7 million at the remaining natural gas utilities (WPS, MERC, and MGU) from $985.1 million during 2007, to $1,126.8 million during 2008, which resulted primarily from:
  - A combined $112.2 million increase in revenue driven by the approximate 13% increase in the per-unit cost of natural gas in 2008 compared with 2007.
  - A $43.4 million increase in revenue from colder weather during the 2008 heating season compared with 2007, evidenced by an approximate 11% year-over-year increase in heating degree days across these three utilities.
  - An increase in revenue from MERC's interim rate increase, effective October 1, 2008, for retail natural gas customers. This interim rate increase is subject to refund pending the final rate order, which is expected in the second quarter of 2009. See Note 23, *"Regulatory Environment,"* for more information on MERC's interim rate increase.
  - The combined increase in revenue at WPS, MGU, and MERC, was partially offset by a $17.9 million decrease in revenue driven by a decrease in year-over-year volumes normalized for the impact of weather, $15.6 million of which was driven by a 39.3% decrease in natural gas throughput volumes sold by WPS to its electric utility segment. The decrease in volumes sold to the electric utility segment was a result of a decrease in the need for the electric utility to run its peaking generation units during the 2008 summer cooling season because of cooler year-over-year weather. In addition, additional electricity was available within the electric utility segment from Weston 4, a coal-fired generating facility that became commercially operational in June 2008. The remaining decrease in weather normalized volumes was driven by energy conservation efforts of residential customers and a larger number of customer disconnections year-over-year, which we believe resulted from high energy prices and a general slowdown in the economy.

2007 Compared with 2006:

Regulated natural gas utility segment revenue increased $1,426.8 million, driven by the following:

- PGL and NSG (acquired February 21, 2007) generated $1,118.5 million of natural gas utility revenue and contributed approximately 1.5 billion therms of natural gas throughput volumes in 2007.
- MERC (which acquired natural gas distribution operations in Minnesota on July 1, 2006) generated $294.0 million of natural gas utility revenue and approximately 705 million therms of natural gas throughput volumes in 2007, compared with $123.0 million of natural gas utility revenue and approximately 348 million therms of natural gas throughput volumes in 2006.
- MGU (which acquired natural gas distribution operations in Michigan on April 1, 2006) generated $220.2 million of natural gas utility revenue and approximately 311 million therms of natural gas throughput volumes in 2007, compared with $110.1 million of natural gas revenue and approximately 193 million therms of natural gas throughput volumes during 2006.
- WPS's natural gas utility revenue increased $27.2 million, from $443.8 million in 2006, to $471.0 million in 2007, driven by the following:
  - On January 11, 2007, the Public Service Commission of Wisconsin (PSCW) issued a final written order to WPS authorizing a retail natural gas distribution rate increase of $18.9 million (3.8%), effective January 12, 2007. See Note 23, *"Regulatory Environment,"* for more information related to the retail natural gas rate increase at WPS.
  - An 8.6% increase in natural gas throughput volumes. The increase in natural gas throughput volumes was driven by a 10.3% increase in residential volumes and a 70.7% increase in natural gas volumes sold to the electric utility. The increase in sales volumes to residential customers was driven in part by colder year-over-year weather during the 2007 heating season. The increase in natural gas volumes sold to the electric utility was driven by an increase in the need for the electric utility to run its peaking generation units.
  - Natural gas prices were 10.1% lower on a per-unit basis, compared with 2006, resulting in a decrease in natural gas utility revenue, which partially offset the overall increase in natural gas utility revenue at WPS.

*Margin*

2008 Compared with 2007:

The regulated natural gas utility segment margin increased $228.0 million, primarily due to:

- An increase in the combined margin at PGL and NSG of $208.6 million, from $387.2 million in 2007 to $595.8 million in 2008. The increase in combined margin was driven by:
  - The acquisition of PGL and NSG on February 21, 2007. The combined operations for the entire heating season were included in the 2008 natural gas utility margin. However, only operations from the merger date through December 31, 2007, were included in the 2007 natural gas utility margin. Due to the seasonal nature of natural gas utilities, higher margins are generally derived during the heating season (first and fourth quarters).

- The 2008 rate increase for PGL, which resulted in an approximate $61 million increase in margin.

- Colder than normal weather experienced by both PGL and NSG resulted in an approximate $7 million increase in 2008 margin before the decoupling mechanism went into effect on March 1, 2008.

- An increase in natural gas margin of $19.4 million at the remaining natural gas utilities (WPS, MERC, and MGU), primarily driven by:

  - A combined 5.2% increase in natural gas throughput volumes at WPS, MERC, and MGU, which had an approximate $11 million positive impact on natural gas utility margins. Colder year-over-year weather had an approximate $14 million positive impact on margins. Partially offsetting the positive impact of colder weather, were energy conservation efforts by residential customers and a larger number of customer disconnections year-over-year, which had an approximate $3 million negative impact on margins.

  - The interim rate increase for MERC, effective October 1, 2008, which had a positive impact on natural gas margin.

  - An approximate $2 million year-over-year increase in margin at MGU related to an adjustment for recovery of prior natural gas costs in a Michigan Public Service Commission (MPSC) proceeding.

2007 Compared with 2006:

The regulated natural gas utility segment margin increased $467.1 million, driven by the following:

- The combined margin provided by PGL and NSG in 2007 of $387.2 million.

- The combined margin at MGU and MERC increased $55.1 million, from $59.1 million in 2006, to $114.2 million in 2007. The increase in natural gas margin at MGU and MERC was driven primarily by the fact that MGU and MERC operated during the first quarter heating season in 2007, but were not acquired by Integrys Energy Group until after the first quarter heating season in 2006.

- WPS's natural gas margin increased $24.8 million, from $124.0 million in 2006, to $148.8 million in 2007. The increase in WPS's margin was driven by the retail natural gas rate increase and an increase in throughput volumes to higher margin residential customers due in part to colder year-over-year weather during the heating season. The increase in throughput volumes sold to the electric utility did not have a significant impact on WPS's natural gas utility margin.

<u>Operating Income</u>

2008 Compared with 2007:

Operating income at the regulated natural gas utility segment increased $100.2 million, driven by the $228.0 million increase in the natural gas utility margin, partially offset by a $127.8 million increase in operating expenses.

The increase in operating expenses was primarily related to an increase in combined operating expenses at PGL and NSG of $125.8 million, from $368.7 million for 2007 to $494.5 million for 2008.

The increase in operating expenses related to PGL and NSG was primarily driven by:

- The acquisition of these natural gas utilities on February 21, 2007. As a result, operating expenses for the period January 1, 2007, to the acquisition date were not included in the 2007 operating results.

- A non-cash goodwill impairment charge of $6.5 million recognized in the second quarter of 2008 related to NSG.

- A combined increase in bad debt expense, driven by the impact of high energy prices and worsening economic conditions on overall accounts receivable balances.

2007 Compared with 2006:

Operating income increased $74.7 million, driven by the $467.1 million increase in the regulated natural gas utility margin, partially offset by a $306.1 million increase in operating and maintenance expense, a $65.0 million increase in depreciation and amortization expense, and a $21.3 million increase in taxes other than income taxes.

- The increase in operating and maintenance expense was primarily related to the following:

  - Combined operating and maintenance expenses of $292.9 million incurred by PGL and NSG in 2007.

  - Combined operating and maintenance expense at MGU and MERC that increased approximately $9 million, primarily due to the fact that operating expenses at both of these utilities incurred prior to the acquisition were not included in earnings in 2006, compared to incurring a full year of operating and maintenance expenses in 2007. For the year ended December 31, 2006, $11.8 million of combined operating and maintenance expense related to external transition costs, primarily for the start-up of outsourcing activities and other legal and consulting fees. For the year ended December 31, 2007, MGU and MERC were allocated $1.7 million of external costs to achieve merger synergies related to the PEC merger.

  - Operating expenses related to WPS's natural gas operations increased $3.7 million year-over-year, due primarily to the allocation of $2.8 million of external costs to achieve merger synergies related to the PEC merger.

- The increase in depreciation and amortization expense was primarily related to the merger with PEC (a combined $59.0 million of depreciation and amortization expense was recognized at PGL and NSG from February 21, 2007 to December 31, 2007) and an increase in depreciation expense at MERC and MGU (these businesses were not included in results of operations for the full year in 2006). Depreciation and amortization expense at WPS's natural gas utility was relatively flat year-over-year.

- The increase in taxes other than income taxes from 2006 to 2007 was primarily related to the merger with PEC ($16.8 million of taxes other than income taxes were recognized at PGL and NSG in 2007), and the acquisition of the Michigan and Minnesota natural gas distribution operations, which were not included in results of operations for the full year in 2006. Taxes other than income taxes are primarily related to property taxes, gross receipts taxes, and payroll taxes paid by these companies.

*Other Expense*

2008 Compared with 2007:

Other expense at the regulated natural gas utilities increased $1.7 million, driven by a $3.2 million increase in interest expense, partially offset by a $1.5 million increase in miscellaneous income. The increase in other expense was a result of:

- A $6.1 million increase in combined interest expense at PGL and NSG, from $30.3 million in 2007 to $36.4 million in 2008. The increase in interest expense at PGL and NSG is primarily due to the fact that these utilities were first acquired on February 21, 2007, and, therefore, did not recognize a full year of interest expense in 2007. The increase in interest expense was also due to additional long-term debt borrowings and higher interest rates on new and remarketed long-term debt.

- The increase in other expense was offset by:

  - A $2.6 million increase in Allowance for Funds Used During Construction (AFUDC) at WPS related to the construction of natural gas laterals for connection to the Guardian II pipeline.

  - A decrease in interest expense resulting from a decrease in short-term borrowing levels and a decrease in interest rates for WPS's natural gas segment.

2007 Compared with 2006:

Other expense at the regulated natural gas utilities increased $30.8 million, driven by a $35.3 million increase in interest expense, partially offset by a $4.5 million increase in miscellaneous income. The increase in other expense was a result of combined interest expense of $30.3 million, partially offset by $4.5 million of miscellaneous income, recorded both at PGL and NSG from February 22, 2007, through December 31, 2007.

## Regulated Electric Segment Operations

| | Year Ended December 31, | | | Change in 2008 Over 2007 | Change in 2007 Over 2006 |
|---|---|---|---|---|---|
| *(Millions)* | **2008** | 2007 | 2006 | | |
| Revenues | **$1,328.9** | $1,246.1 | $1,099.4 | 6.6 % | 13.3 % |
| Fuel and purchased power costs | **651.5** | 636.5 | 551.0 | 2.4 % | 15.5 % |
| Margins | **677.4** | 609.6 | 548.4 | 11.1 % | 11.2 % |
| Operating and maintenance expense | **375.3** | 321.1 | 265.3 | 16.9 % | 21.0 % |
| Depreciation and amortization expense | **84.3** | 80.1 | 78.5 | 5.2 % | 2.0 % |
| Taxes other than income taxes | **44.3** | 43.2 | 41.6 | 2.5 % | 3.8 % |
| Operating income | **173.5** | 165.2 | 163.0 | 5.0 % | 1.3 % |
| Miscellaneous income | **6.0** | 8.3 | 3.2 | (27.7)% | 159.4 % |
| Interest expense | **(36.7)** | (32.4) | (30.0) | 13.3 % | 8.0 % |
| Other expense | **(30.7)** | (24.1) | (26.8) | 27.4 % | (10.1)% |
| Income before taxes | **$ 142.8** | $ 141.1 | $ 136.2 | 1.2 % | 3.6 % |
| **Sales in kilowatt-hours** | | | | | |
| Residential | **3,064.5** | 3,173.6 | 3,144.8 | (3.4)% | 0.9 % |
| Commercial and industrial | **8,632.8** | 8,750.9 | 8,645.2 | (1.3)% | 1.2 % |
| Wholesale | **4,764.6** | 4,024.9 | 4,093.1 | 18.4 % | (1.7)% |
| Other | **42.6** | 42.4 | 42.2 | 0.5 % | 0.5 % |
| Total sales in kilowatt-hours | **16,504.5** | 15,991.8 | 15,925.3 | 3.2 % | 0.4 % |
| **Weather – WPS:** | | | | | |
| Heating degree days | **7,969** | 7,102 | 6,785 | 12.2 % | 4.7 % |
| Cooling degree days | **464** | 634 | 521 | (26.8)% | 21.7 % |
| **Weather – UPPCO:** | | | | | |
| Heating degree days | **9,348** | 8,625 | 8,386 | 8.4 % | 2.8 % |
| Cooling degree days | **138** | 352 | 297 | (60.8)% | 18.5 % |

*Revenue*

2008 Compared with 2007:

Regulated electric utility segment revenue increased $82.8 million, driven by:

- A 3.2% increase in electric sales volumes, which resulted in an approximate $26 million increase in revenue year-over-year, related to:

  - An 18.4% increase in wholesale volumes year-over-year, which drove an approximate $48 million increase in revenue. There was an approximate $36 million increase in opportunity sales year-over-year as the electric utility had more low-cost generation with Weston 4 becoming commercially operational in 2008, combined with available capacity from lower sales volumes to residential customers. In addition, WPS experienced an approximate $12 million increase in wholesale revenue, driven by higher contracted sales volumes to a large wholesale customer year-over-year.

- The increase in revenue related to wholesale volumes was partially offset by a 3.4% decrease in residential sales volumes and a 1.3% decrease in commercial and industrial sales volumes year-over-year, which drove an approximate $22 million decrease in revenue. Of this decrease in revenue, approximately $13 million related to energy conservation efforts on the part of residential customers, which we believe was the result of high energy prices and the general economic slowdown. Approximately $6 million related to decreased demand by our commercial and industrial customers in the third and fourth quarters of 2008 as the economy weakened. In addition, cooler weather during the 2008 cooling season compared to 2007 contributed approximately $3 million to the decrease in revenue.

- An interim fuel surcharge approved by the PSCW for WPS's retail electric customers effective March 22, 2008, related to higher fuel and purchased power costs. In addition, a surcharge increase was approved by the PSCW effective July 4, 2008. Both orders had an overall impact on revenue of approximately $25 million. Contributing factors in this rate change were increased purchased power costs due to lower-than-expected generation from the new Weston 4 power plant during the start-up phases, increased coal and coal transportation costs, and increased natural gas costs. On September 30, 2008, the PSCW reopened the 2008 fuel surcharge to review forecasted fuel costs as WPS's current and anticipated annual fuel costs were below those projected in the fuel surcharge. As a result of these lower costs, WPS accrued at December 31, 2008, a refund payable in 2009 to its electric customers of approximately $5 million, which is already excluded from the $25 million noted above. See Note 23, *"Regulatory Environment,"* for more information on WPS's interim fuel surcharges.

- A retail electric rate increase, effective January 16, 2008, which contributed an approximate $23 million increase in revenue. The full benefit of the 2007 retail electric rate increase, effective January 12, 2007, also contributed to the increase in revenue year-over-year. Per the PSCW's order approving the PEC merger, WPS was not permitted to increase its base rates for natural gas or electric service prior to January 1, 2009. However, WPS was allowed to adjust rates for changes in purchased power costs as well as fuel costs related to electric generation due to changes in New York Mercantile Exchange (NYMEX) natural gas futures prices, delivered coal prices, and transmission costs. The increase also included recovery of deferred 2005 and 2006 MISO Day 2 costs over a one-year period. See Note 23, *"Regulatory Environment,"* for more information on WPS's interim rate increase.

- An approximate $5 million increase in revenue at UPPCO related to increased energy and transmission costs in 2008 compared with 2007. Increases in fuel and purchased power costs at UPPCO are passed directly through to customers in rates.

2007 Compared with 2006:

Regulated electric revenue increased $146.7 million, driven by the following:

- On January 11, 2007, the PSCW issued a final written order to WPS authorizing a retail electric rate increase of $56.7 million (6.6%), effective January 12, 2007, for Wisconsin electric customers.

- In June 2006, the MPSC issued a final written order to UPPCO authorizing an annual retail electric rate increase for UPPCO of $3.8 million (4.8%), effective June 28, 2006. See Note 23, *"Regulatory Environment,"* for more information related to the retail electric rate increases at WPS and UPPCO.

- On a per-unit basis, fuel and purchased power costs were approximately 17% higher in 2007 compared with 2006. In addition, sales volumes increased 0.4%, primarily related to an increase in sales volumes to residential and commercial and industrial customers, driven by warmer weather during the cooling season and colder weather during the heating season (a portion of heating load is electric) in 2007, compared with 2006. The increase in sales volumes related to weather was partially offset by an approximate 2% decrease in weather normalized residential and commercial and industrial customer usage, driven by customer conservation resulting from higher energy costs and weaker general economic conditions.

<u>Margin</u>

2008 Compared with 2007:

The regulated electric utility segment margin increased $67.8 million, driven by an increase in electric margin at WPS. The $68.4 million increase in the electric margin at WPS was a result of:

- A $54.0 million partial refund to Wisconsin retail customers for 2007 of their portion of proceeds from the liquidation of the Kewaunee nonqualified decommissioning trust fund. Pursuant to regulatory accounting, the decrease in the 2007 margin related to the refund was offset by a corresponding decrease in operating and maintenance expense in 2007 and, therefore, did not have an impact on earnings. WPS completed this refund in 2007.

- An approximate $10 million increase in margin from the 2008 retail electric rate increase effective January 16, 2008, and the full benefit of the 2007 retail electric rate increase effective January 12, 2007.

- An approximate $10 million increase in margin driven by higher contracted sales volumes to a large wholesale customer year-over-year.

- An approximate $5 million increase in regulated electric utility margin year-over-year driven by fuel and purchased power costs that were approximately $1 million lower than what was recovered in rates during 2008, compared with fuel and purchased power costs that were approximately $4 million higher than what was recovered in rates during 2007. As a result of approximately $23 million of under-recovered fuel and purchased power costs in the first quarter of 2008, the PSCW approved an interim rate surcharge effective March 22, 2008, and subsequently approved a higher final surcharge effective July 4, 2008. The $5 million increase in electric margin includes lower fuel costs from the fuel window reset and the net impact of the refund accrued at December 31, 2008, payable in 2009 to electric customers from the reopening of the 2008 fuel surcharge on September 30, 2008, by the PSCW.

- These increases in the electric margin were offset by an approximate $11 million decrease in margin due to a decline in residential and commercial and industrial sales volumes. Of this decrease, approximately $8 million related to energy conservation efforts on the part of residential customers, which we believe were the result of high energy prices and the general economic slowdown. Approximately $1 million related to decreased demand by our commercial and industrial customers in the third and fourth quarters of 2008 as the economy worsened. In addition, cooler weather during the 2008 cooling season compared with 2007 contributed approximately $2 million to the decrease in gross margin.

2007 Compared with 2006:

The regulated electric margin increased $61.2 million, driven by the following:

- A $57.0 million (11.5%) increase in the electric utility margin at WPS.

- WPS's margin was positively impacted by the retail electric rate increases discussed above and by higher electric sales volumes to residential and commercial and industrial customers related to weather. Favorable weather during both the heating and cooling seasons positively impacted margin by an estimated $6 million.

- The year-over-year change in WPS's margin was also positively impacted by a $16.2 million decrease in the 2006 margin related to the accrual of the refund to wholesale customers in 2006 of their portion of the Kewaunee nonqualified decommissioning trust fund. Pursuant to regulatory accounting, the decrease in the 2006 margin related to this refund was offset by a corresponding decrease in operating and maintenance expenses in 2006 and, therefore, did not have an impact on earnings. No such accrual to wholesale customers occurred in 2007; however, the payment of the refund was made in 2007.

- Partially offsetting the increase in WPS's margin, fuel, and purchased power costs were 3.7% higher than what was recovered in rates during the year ended December 31, 2007, compared with fuel and purchased power costs that were 10.5% less than what was recovered in rates during the same period in 2006, driving a $14.4 million negative variance in WPS's electric margin. In 2007, fuel and purchased power prices were above what was projected in the rate case primarily due to higher than anticipated commodity costs and the market effects of unplanned plant outages. On October 6, 2007, lightning hit Weston 3, and the unit returned to full service on January 14, 2008. The unscheduled outage did not have a significant impact on the electric utility margin as the PSCW approved deferral of unanticipated fuel and purchased power costs directly related to the outage. The outage did, however, cause the price of purchased power from other sources to increase. Excluding the additional purchased power which resulted from the Weston 3 outage, fuel and purchased power costs at WPS increased 17% in 2007, compared with the same period in 2006, primarily related to the higher per-unit cost of fuel and purchased power required from the market to serve WPS's customers.

- UPPCO's margin increased approximately $4 million, primarily due to its retail electric rate increase, effective June 2006, and higher retail sales volumes.

Operating Income

2008 Compared with 2007:

Operating income at the regulated electric utility segment increased $8.3 million, driven by the $67.8 million increase in the electric utility margin, partially offset by a $59.5 million increase in operating expenses.

The increase in operating expenses was driven by:

- A $54.0 million year-over-year increase related to the partial amortization in 2007 of the regulatory liability previously recorded for WPS's obligation to refund proceeds received from the liquidation of the Kewaunee nonqualified decommissioning trust fund to Wisconsin retail electric ratepayers.

- A $13.8 million increase in electric transmission expenses, primarily related to higher rates charged by MISO and ATC due to additional transmission costs.

- A $6.1 million increase in cost of capital and depreciation expense charged by IBS for assets transferred from WPS to IBS in the beginning of 2008 and reported as operating and maintenance expense in 2008. Similar costs were reported as depreciation and amortization expense in 2007, prior to the start-up of IBS.

- A $4.2 million increase in depreciation and amortization expense, primarily related to $9.2 million of depreciation expense from Weston 4 being placed in service for accounting purposes in April 2008, partially offset by a decrease in depreciation related to assets transferred to IBS and reported in operating and maintenance expense in 2008.

These increases in operating expenses were partially offset by:

- An $11.6 million decrease in electric maintenance expenses at WPS, primarily due to major planned outages at the Weston 2 and Weston 3 generation stations, the De Pere Energy Center, and the Pulliam generation station, as well as several unplanned outages at the Weston 3 generation station in 2007, compared with fewer outages in 2008.

- A decrease in external costs to achieve merger synergies of $6.6 million related to the merger with PEC, from $12.3 million in 2007, to $5.7 million in 2008. This decrease occurred primarily because all external costs to achieve merger synergies incurred from July 2006 through March 2007 were reallocated in 2007 from the holding company segment to the other reportable segments, including the regulated electric segment. These reportable segments are the beneficiaries of the synergy savings resulting from the costs to achieve. In addition, the reduction in 2008 external costs to achieve merger synergies was due to less integration work required in 2008 compared with 2007.

2007 Compared with 2006:

Operating income increased $2.2 million, driven by the $61.2 million increase in regulated electric margin discussed above, partially offset by a $54.3 million (23.7%) increase in operating and maintenance expenses at WPS, and a combined $3.2 million increase in depreciation and taxes other than income taxes at the regulated electric utilities.

- The change in operating and maintenance expense at WPS was primarily related to the following:

  - Regulated electric maintenance expenses increased $15.3 million, driven by longer than anticipated planned outages and a higher number of unplanned outages year-over-year (which included major overhauls planned at the Weston 2 and Weston 3 generation stations and the De Pere Energy Center, planned major turbine and generator work performed at the Pulliam generation station, and several unplanned outages at the Weston 3 generation station).

  - Regulated electric transmission expenses increased $14.2 million, primarily related to higher rates charged by MISO and ATC due to additional transmission investment.

  - The regulated electric segment of WPS was allocated external costs to achieve merger synergies of $11.4 million for the year ended December 31, 2007.

  - Amortization in 2006 of the regulatory liability recorded for WPS's obligation to refund proceeds received from the liquidation of the Kewaunee nonqualified decommissioning trust fund to wholesale electric ratepayers contributed $16.2 million to the increase in WPS's operating and maintenance expense. Pursuant to regulatory accounting, the 2006 increase in operating and maintenance expense related to this refund was offset by a corresponding increase in 2006 margin and, therefore, did not have an impact on earnings.

  - Lower pension, postretirement, and other employee benefit costs partially offset the increase in regulated electric operating and maintenance expense at WPS.

- An increase in depreciation expense related to continued capital investment at the electric utilities, while the increase in taxes other than income taxes reflected an increase in sales year-over-year.

Other Expense

2008 Compared with 2007:

Other expense at the regulated electric utilities increased $6.6 million, driven by a $4.3 million increase in interest expense and a $2.3 million decrease in miscellaneous income.

- The increase in interest expense was due to higher long-term borrowings at WPS, primarily utilized to fund various construction projects and to retire short-term borrowing levels related to construction.
- The decrease in miscellaneous income was driven by:
  - A $1.4 million decrease in interest income recognized related to the construction of transmission facilities WPS funded on ATC's behalf related to Weston 4. WPS was reimbursed for these transmission facilities by ATC in April 2008.
  - A $1.8 million gain on the sale of a generation facility by UPPCO in July 2007.
  - The decrease in miscellaneous income was partially offset by an increase in AFUDC related to the wind generation project.

2007 Compared with 2006:

Other expense at the regulated electric utilities decreased $2.7 million, driven by a $5.1 million increase in miscellaneous income, partially offset by a $2.4 million increase in interest expense.

- The increase in miscellaneous income was driven by:
  - A $2.9 million increase in interest income recognized related to the construction of transmission facilities WPS funded on ATC's behalf pending the start-up of Weston 4.
  - A $1.8 million gain on the sale of a generation facility by UPPCO in July 2007.
- The increase in interest expense was due to higher borrowings at WPS, primarily utilized to fund various construction projects.

## Integrys Energy Services' Operations

Integrys Energy Services is a diversified nonregulated energy supply and services company serving residential, commercial, industrial, and wholesale customers in developed competitive markets in the United States and Canada.

| (Millions, except natural gas sales volumes) | Year Ended December 31, 2008 | 2007 | 2006 | Change in 2008 Over 2007 | Change in 2007 Over 2006 |
|---|---|---|---|---|---|
| Revenues | **$9,735.2** | $6,979.7 | $5,159.1 | 39.5 % | 35.3 % |
| Cost of fuel, natural gas, and purchased power | **9,649.5** | 6,675.6 | 4,978.0 | 44.5 % | 34.1 % |
| Margins | **$ 85.7** | $ 304.1 | $ 181.1 | (71.8)% | 67.9 % |
| Margin Detail | | | | | |
| Electric and other margins | **$ (15.7)** | $164.9 | $ 60.5 | N/A | 172.6 % |
| Natural gas margins | **$101.4** | $139.2 | $120.6 | (27.2)% | 15.4 % |
| Operating and maintenance expense | **$ 181.7** | $159.4 | $81.5 | 14.0 % | 95.6 % |
| Depreciation and amortization | **14.5** | 14.4 | 9.4 | 0.7 % | 53.2 % |
| Taxes other than income taxes | **7.8** | 7.1 | 7.2 | 9.9 % | (1.4)% |
| Operating income (loss) | **(118.3)** | 123.2 | 83.0 | N/A | 48.4 % |
| Miscellaneous income (expense) | **8.7** | (0.3) | (11.4) | N/A | 97.4 % |
| Interest expense | **(12.1)** | (13.5) | (15.4) | (10.4)% | (12.3)% |
| Minority interest | **0.1** | 0.1 | 3.8 | – % | (97.4)% |
| Other expense | **(3.3)** | (13.7) | (23.0) | (75.9)% | (40.4)% |
| Income (loss) before taxes | **$(121.6)** | $109.5 | $60.0 | N/A | 82.5 % |
| **Gross volumes (includes volumes both physically delivered and net settled)** | | | | | |
| Wholesale electric sales volumes in kilowatt-hours | **184,446.3** | 132,623.6 | 58,794.9 | 39.1 % | 125.6 % |
| Retail electric sales volumes in kilowatt-hours | **16,680.9** | 14,849.7 | 6,554.1 | 12.3 % | 126.6 % |
| Wholesale natural gas sales volumes in billion cubic feet | **642.8** | 483.1 | 402.2 | 33.1 % | 20.1 % |
| Retail natural gas sales volumes in billion cubic feet | **339.2** | 368.8 | 314.5 | (8.0)% | 17.3 % |
| **Physical volumes (includes only transactions settled physically for the periods shown)** | | | | | |
| Wholesale electric sales volumes in kilowatt-hours * | **4,634.1** | 3,599.7 | 968.2 | 28.7 % | 271.8 % |
| Retail electric sales volumes in kilowatt-hours * | **16,561.3** | 14,584.4 | 4,565.6 | 13.6 % | 219.4 % |
| Wholesale natural gas sales volumes in billion cubic feet * | **594.9** | 445.6 | 373.5 | 33.5 % | 19.3 % |
| Retail natural gas sales volumes in billion cubic feet * | **336.0** | 319.4 | 264.0 | 5.2 % | 21.0 % |

* *Represents gross physical volumes.*

*Revenue*

2008 Compared with 2007:

- Revenues increased $2.8 billion in 2008 compared with 2007, primarily due to increased volumes, (in part due to the merger with PEC in 2007) and higher average sales prices in 2008. Average sales prices rose in 2008 due to large market price increases from January 1, 2008 through June 30, 2008. Market prices began to decline beginning in the third quarter of 2008 and continued to decline through the end of the year to levels below that of January 1, 2008. Integrys Energy Services recognizes revenue at the time energy is delivered. As a result, Integrys Energy Services is currently recognizing revenue based on the higher market prices from contracts entered into earlier in the year.

2007 Compared with 2006:

- Year-over-year, revenues increased approximately $1.8 billion. The increase was primarily due to increased volumes as a result of the addition of the nonregulated energy operations of PEC and an average increase in 2007 electric prices of over 10%. In addition to revenue and volume contributions from the merger with PEC, retail electric sales volumes and related revenue increased as a result of Integrys Energy Services' new retail electric product offerings to existing markets and expansion into new retail electric markets. Wholesale electric sales volumes and revenue increased as a result of the additional wholesale origination transactions. Wholesale natural gas volumes increased as a result of an increase in the profitability of wholesale origination structured natural gas transactions throughout 2006 and into 2007. Some of these transactions were entered into in prior periods for future delivery; therefore, Integrys Energy Services saw an increase in volumes in the periods in which these transactions settle. Retail natural gas volumes also increased, driven by favorable pricing compared with 2006, which encouraged new and existing customers to enter into or extend supply contracts with Integrys Energy Services.

*Margins*

Changes in commodity prices subject a portion of our nonregulated operations to earnings volatility. Integrys Energy Services uses financial instruments to economically hedge risks associated with physical transactions. The financial instruments mitigate the impacts of significant economic loss caused by fluctuations in market conditions, changing commodity prices, volumetric exposure, and other associated risks. Because derivative instruments utilized in these transactions may not qualify, or are not designated, as hedges under GAAP, reported earnings for the nonregulated energy operations segment include the changes in the fair values of the derivative instruments. These values may change significantly from period to period and are reflected as unrealized gains or losses within margin. However, on the other side of these transactions, fluctuations in the fair value of the physical instruments that are subject to the economic hedges do not impact margin until settlement, as they do not meet the GAAP definition of derivative instruments.

Integrys Energy Services' margin decreased $218.4 million from 2007 to 2008 and increased $123.0 million from 2006 to 2007. The table that follows provides a summary of the significant items contributing to the change in margin. "Other significant items" in the table below are primarily related to timing of gain and loss recognition of certain transactions and, prior to January 1, 2008, the settlement of the derivative instruments used to protect the value of Section 29/45K federal tax credits.

| *(Millions, except natural gas sales volumes)* | Increase (Decrease) in Margin in | |
|---|---|---|
| | **2008** | **2007** |
| **Electric and other margins** | | |
| Realized gains on structured origination contracts | **$ 6.2** | $ 11.8 |
| All other realized wholesale electric margin | **(19.4)** | (21.6) |
| Realized retail electric margin | **28.1** | 15.9 |
| Other significant items: | | |
| Retail and wholesale fair value adjustments * | **(176.8)** | 70.8 |
| Oil option activity | **(19.6)** | 22.0 |
| 2005 liquidation of electric supply contract | **0.9** | 5.5 |
| Net increase (decrease) in electric and other margins | **(180.6)** | 104.4 |
| **Natural gas margins** | | |
| Lower of cost or market inventory adjustments | **(160.3)** | (6.1) |
| Other realized natural gas margins | **8.0** | 14.1 |
| Other significant items: | | |
| Spot to forward differential | **5.5** | (0.2) |
| Other fair value adjustments * | **109.0** | 10.8 |
| Net increase (decrease) in natural gas margins | **(37.8)** | 18.6 |
| Net increase (decrease) in Integrys Energy Services' margin | **$(218.4)** | $123.0 |

* *For 2008, these two line items included a total of $11.5 million of gains resulting from the adoption of Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements," in the first quarter of 2008. See Note 21, "Fair Value," for more information.*

*Electric and Other Margins*

Integrys Energy Services' electric and other margins decreased $180.6 million from 2007 to 2008 and increased $104.4 million from 2006 to 2007. The 2008 and 2007 electric and other margin included the negative impact of $8.8 million and $15.2 million, respectively, of amortization related to purchase accounting adjustments required as a result of the merger with PEC. The following items were the most significant contributors to the change in Integrys Energy Services' electric and other margins.

Realized gains on structured origination contracts

- Realized gains on structured origination transactions increased $6.2 million, from $18.1 million in 2007 to $24.3 million in 2008. Origination transactions are physical, customer-based agreements with municipalities, merchant generators, cooperatives, and regulated utilities. The increase was primarily due to continued growth in existing markets with an emphasis on structured transactions with small environmentally friendly generators.

- Realized gains on structured origination contracts increased $11.8 million, from $6.3 million in 2006 to $18.1 million in 2007. The increase was primarily due to continued growth in existing markets in the Midwest and northeastern United States, as well as expansion into the markets in the western United States.

All other realized wholesale electric margin

All other realized wholesale electric margin decreased $19.4 million from 2007 to 2008. In general, realized margins are impacted by trading activity in prior periods. Integrys Energy Services recognizes realized margin when the contracts actually settle, which lag as much as 12 to 24 months from the time the contract was actually entered into. The reduced volume of proprietary trading that began in 2007 continued to reduce realized margin in 2008.

All other realized wholesale electric margin decreased $21.6 million from 2006 to 2007. The decrease from 2006 to 2007 is due to the overall reduced level of proprietary trading in 2007, due primarily to a decrease in electric price volatility during the first three quarters of 2007, increased emphasis on structured electric transactions in 2007, and the departure of several key traders in the third quarter of 2006.

Integrys Energy Services seeks to reduce market price risk and extract additional value from its generation and energy contract portfolios through various financial and physical instruments (such as forward contracts, options, financial transmission rights, and capacity contracts). Period-by-period variability in the margin contributed by Integrys Energy Services' optimization strategies, generation facilities, and trading activities is expected due to changing market conditions and the timing associated with the settlement of these transactions. A diverse mix of products and markets, combined with disciplined execution and exit strategies, generally allows Integrys Energy Services to generate economic value and earnings from these activities while staying within the value-at-risk (VaR) limits authorized by Integrys Energy Group's Board of Directors. For more information on VaR, see Item 3, "Quantitative and Qualitative Disclosures About Market Risk."

Realized retail electric margin

The realized retail electric margin increased $28.1 million from $34.2 million in 2007 to $62.3 million in 2008. The change was primarily due to the following:

- An increase of $19.5 million from operations in Illinois due to the addition of new customers as a result of the PEC merger and a reduced impact from purchase accounting in 2008.

- A $12.7 million increase due to expansion in the Mid-Atlantic region and the resolution of certain regulatory issues in northern Maine.

- Partially offsetting these increases was a $3.4 million decrease from operations in Texas. This reduction is a result of higher ancillary costs in Texas and the effects of Hurricane Ike, which disrupted the electric infrastructure in Texas for a period of time, causing some of Integrys Energy Services' customers to be without electricity or take only a fraction of their normal load during that period.

The realized retail electric margin increased $15.9 million from $18.3 million in 2006 to $34.2 million in 2007. The change was primarily due to the following:

- A $13.9 million increase related to operations in Illinois, driven by the merger with PEC's nonregulated business and the addition of new customers due to the expiration of certain regulatory provisions in the state in 2007 that effectively opened the market to nonregulated energy suppliers.

- A $6.0 million increase related to operations in Texas, as a result of further penetration into this market resulting from continued marketing efforts. Retail offerings in Texas first began in the third quarter of 2006.

- A $3.6 million increase related to operations in New England as new customers were added due to an increased sales focus in this region.

- Partially offsetting the increases discussed above was a $4.4 million decrease related to Michigan operations as many customers continued to return to utility suppliers as a result of high wholesale energy prices and changes in utility tariffs, which continued to make the Michigan energy market less competitive. Also offsetting these increases was a $3.3 million decrease related to operations in the state of New York, due to a change in the product mix offered to customers in response to utility rate structure changes.

Retail and wholesale fair value adjustments

From 2007 to 2008, Integrys Energy Services' margin from electric retail and wholesale fair value adjustments decreased $176.8 million, as it recognized $137.4 million of non-cash unrealized losses related to derivative instruments in 2008, compared with $39.4 million of non-cash unrealized gains during 2007. From 2006 to 2007, margin from retail and wholesale fair value adjustments increased $70.8 million, from $31.4 million of non-cash unrealized losses in 2006 to $39.4 million of non-cash unrealized gains in 2007.

The non-cash unrealized gains and losses resulted from the application of GAAP derivative accounting rules to Integrys Energy Services' portfolio of electric customer supply contracts, requiring that these derivative instruments be adjusted to fair market value. The derivative instruments are utilized to mitigate the price, volume, and ancillary risks associated with related customer sales contracts. These customer sales contracts are not adjusted to fair value, as they do not meet the definition of derivative instruments under GAAP, creating an accounting mismatch. As such, the non-cash unrealized gains and losses related to the customer supply contracts will vary each period, with non-cash unrealized gains being recognized in periods of increasing energy prices and non-cash unrealized losses being recognized in periods of declining energy prices, and will ultimately reverse when the related customer sales contracts settle. Although energy prices rose approximately 20% in the first half of 2008, they declined approximately 45% in the second half of the year, which led to the recognition of large non-cash unrealized losses in 2008 on these electric customer supply contracts. These unrealized losses will turnaround in future years as the contracts settle. Our mark-to-market activity also reflects increases in portfolio reserves in recognition of the increased risk of credit losses and reduced market liquidity. Finally, our mark-to-market activity was also negatively impacted as our short-term cost of borrowing increased. The discount rate is a component of the fair value of our derivative portfolio and, therefore, the current increased interest rates resulted in a reduction in the fair value presented on the balance sheet. In 2007, energy prices increased, resulting in unrealized gains.

Oil option activity

- Oil option activity drove a $19.6 million decrease in electric and other margins from 2007 to 2008. There was no activity related to these oil options in 2008. Prior to 2008, oil options were utilized to protect the value of a portion of Integrys Energy Services' Section 29/45K federal tax credits from 2005 to 2007. However, companies can no longer generate tax credits from the production of synthetic fuel as the provisions of Section 29/45K of the Internal Revenue Code expired effective December 31, 2007. As a result, Integrys Energy Services exercised substantially all of its remaining oil options in 2007.

- Oil option activity drove a $22.0 million increase in electric and other margins from 2006 to 2007. Net mark-to-market and realized losses on oil options of $2.4 million were recognized in 2006, compared with net mark-to-market and realized gains on oil options of $19.6 million in 2007. These derivative instruments were not designated as hedging instruments and, as a result, changes in the fair value were recorded in earnings. The increase in the fair value of these instruments in 2007 over 2006 reflects increased oil prices.

2005 liquidation of electric supply contract

In the fourth quarter of 2005, an electricity supplier exiting the wholesale market in Maine requested that Integrys Energy Services liquidate a firm contract to buy power in 2006 and 2007. At that time, Integrys Energy Services recognized an $8.2 million gain related to the liquidation of the contract and entered into a new contract with another supplier for firm power in 2006 and 2007 to supply its customers in Maine. The cost to purchase power under the new contract was more than the cost under the liquidated contract. The liquidation and subsequent replacement of this contract resulted in a $0.9 million increase in realized wholesale electric margins from 2007 to 2008 and a $5.5 million increase in realized wholesale electric margins from 2006 to 2007. The replacement contract increased the cost of purchased power needed to serve customers in Maine by $6.4 million in 2006, compared with $0.9 million in 2007. There was no impact on electric margin in 2008.

*Natural Gas Margins*

Integrys Energy Services' natural gas margins decreased $37.8 million from 2007 to 2008 and increased $18.6 million from 2006 to 2007. The 2008 and 2007 natural gas margins included the negative impact of $5.0 million and $6.1 million, respectively, of amortization related to purchase accounting adjustments required as a result of the merger with PEC. The following items were the most significant contributors to the change in Integrys Energy Services' natural gas margins.

Lower of cost or market inventory adjustments

The spot price of natural gas decreased significantly during the second half of 2008 (below the average cost of natural gas in inventory which Integrys Energy Services had acquired and injected earlier in 2008), which resulted in a lower of cost or market adjustment, as required by GAAP. This adjustment contributed a $160.3 million decrease in non-cash realized natural gas margins from 2007 to 2008, and a $6.1 million decrease in non-cash realized natural gas margins from 2006 to 2007. The negative impact on realized margin related to these inventory adjustments was offset by unrealized gains recognized in 2008 and 2007 on derivative instruments utilized to mitigate the price risk on natural gas inventory underlying natural gas storage transactions (see "Other fair value adjustments" below).

Other realized natural gas margins

Other realized natural gas margins increased $8.0 million, from $107.6 million in 2007, to $115.6 million in 2008, primarily related to realized gains on wholesale natural gas storage transactions. In 2008 over 2007, Integrys Energy Services increased its storage withdrawals, which drove the year-over-year increase in other realized natural gas margins. In addition, Integrys Energy Services placed greater emphasis on structured wholesale natural gas transactions in 2008 in existing markets, which also contributed to the increase. These structured transactions involve serving customers such as regulated utilities, pipelines, retail marketers, and other large end users of natural gas.

Other realized natural gas margins increased $14.1 million, from $93.6 million in 2006, to $107.6 million in 2007. The majority of this increase, $5.7 million, was driven by margin contributed by the nonregulated retail natural gas marketing operations added with the PEC merger and improved supply optimization, as Integrys Energy Services was able to secure lower supply costs for firm sales commitments to retail natural gas customers in Ohio and Illinois. The remaining increase in realized natural gas margins was driven by the nonregulated wholesale natural gas marketing operations added with the PEC merger.

Spot to forward differential

Integrys Energy Services experiences earnings volatility associated with the natural gas storage cycle, which runs annually from April through March of the next year. Generally, injections of natural gas into storage inventory take place in the summer months and natural gas is withdrawn from storage in the winter months. Integrys Energy Services' policy is to hedge the value of natural gas storage with contracts in the over-the-counter and futures markets, effectively locking in a margin on the natural gas in storage. However, fair market value hedge accounting rules require the natural gas in storage to be marked-to-market using spot prices, while the future sales contracts are marked-to-market using forward prices. When the spot price of natural gas changes disproportionately to the forward price of natural gas, Integrys Energy Services experiences volatility in its earnings. Consequently, earnings volatility may occur within the contract period for natural gas in storage. The accounting treatment does not impact the underlying cash flows or economics of these transactions.

- The natural gas storage cycle had a positive $5.5 million impact on natural gas margins from 2007 to 2008. There was no material impact on margin as a result of the natural gas storage cycle in 2007 compared with a $5.5 million positive impact in 2008. At December 31, 2008, the market value of natural gas in storage was not significantly different than the market value of future sales contracts related to the 2008/2009 natural gas storage cycle.

- The natural gas storage cycle had a negative $0.2 million impact on natural gas margins from 2006 to 2007. There was no material impact on margin as a result of the natural gas storage cycle in 2007 compared with a $0.2 million positive impact in 2006. At December 31, 2007, the market value of natural gas in storage was $5.6 million less than the market value of future sales contracts (net unrealized loss) related to the 2007/2008 natural gas storage cycle.

Other fair value adjustments

Other derivative accounting required fair value adjustments primarily relate to changes in the fair market value of contracts utilized to mitigate market price risk related to certain natural gas storage contracts, as well as basis swaps utilized to mitigate market price risk associated with natural gas transportation contracts and certain natural gas sales contracts. Earnings volatility results from the application of derivative accounting rules to the transactions used to mitigate price risk (requiring that these derivative instruments be reflected at fair market value), without a corresponding offset related to the physical natural gas storage contracts, the natural gas transportation contracts, or the natural gas sales contracts (as these contracts are not considered derivative instruments). Therefore, there is no gain or loss recognized on the natural gas storage contracts (unless the inventory underlying these storage contracts becomes subject to lower of cost or market adjustments, as was the case in 2008, and to a lesser extent in 2007 and 2006 as well), the transportation contracts, or the customer sales contracts until physical settlement of these contracts occurs.

In 2008, the impact of these fair value adjustments drove a $109.0 million increase in the natural gas margins as unrealized gains on these instruments were $147.6 million in 2008, compared with unrealized gains of $38.6 million in 2007.

In 2007, the impact of these fair value adjustments drove a $10.8 million increase in the natural gas margins as unrealized gains on these instruments were $38.6 million in 2007, compared with unrealized gains of $27.8 million in 2006.

*Operating Income (Loss)*

2008 Compared with 2007:

Operating income at Integrys Energy Services decreased $241.5 million, from $123.2 million in 2007 to a $118.3 million operating loss in 2008. This decrease resulted primarily from the $218.4 million decrease in margin discussed above. In addition, there was a $22.3 million increase in operating and maintenance expense. Operating and maintenance expense increased from $159.4 million in 2007 to $181.7 million in 2008, driven largely by a $9.1 million increase in bad debt expense, $7.3 million of which resulted from the bankruptcy of Lehman Brothers in the third quarter of 2008, a $5.1 million increase in broker commissions as a result of higher transaction volumes, and higher employee benefit costs.

2007 Compared with 2006:

Operating income at Integrys Energy Services increased $40.2 million, from $83.0 million in 2006, to $123.2 million in 2007, driven by the $123.0 million increase in margin discussed above, partially offset by a $77.9 million increase in operating and maintenance expense. The increase in operating and maintenance expense was driven by higher payroll and benefit costs related to additional employees required as a result of continued business expansion activities at Integrys Energy Services (the most significant of which related to the merger of PEC's nonregulated operation into Integrys Energy Services). A $9.0 million pre-tax gain on the 2006 sale of WPS ESI Gas Storage, LLC, $7.7 million of costs to achieve merger synergies and additional costs related to plant outages of $2.6 million in 2007 also contributed to the increase in operating and maintenance expense.

Other Expense

2008 Compared with 2007:

Other expense at Integrys Energy Services decreased $10.4 million, from $13.7 million in 2007 to $3.3 million in 2008. This decrease resulted primarily from an increase in miscellaneous income of $9.0 million, driven by a $13.8 million decrease in pre-tax net losses related to Integrys Energy Services' former investment in a synthetic fuel facility. This increase in miscellaneous income was partially offset by a decrease of $1.5 million in foreign currency gains related to Integrys Energy Services' Canadian subsidiaries and a $3.7 million decrease in interest and dividend income on margin deposits.

2007 Compared with 2006:

Other expense decreased $9.3 million, from $23.0 million in 2006, to $13.7 million in 2007. The decrease resulted primarily from a $5.7 million decrease in pre-tax net losses recognized year-over-year related to Integrys Energy Services' investment in a synthetic fuel facility. Integrys Energy Services took less production from this facility in 2007 compared with 2006. A $3.8 million increase in foreign currency gains at Integrys Energy Services' Canadian subsidiaries in 2007, which was offset by related losses in gross margin, also contributed to the decrease. These transactions are substantially hedged from an economic perspective, resulting in no significant impact on income (loss) available for common shareholders.

Minority Interest

2007 Compared with 2006:

A decrease of $3.7 million in minority interest related to Integrys Energy Services' synthetic fuel operations. In 2007, Integrys Energy Services' partner elected to stop receiving production from the synthetic fuel facility and, therefore, did not share in losses from this facility.

## Holding Company and Other Segment Operations

| (Millions) | Year Ended December 31, 2008 | 2007 | 2006 | Change in 2008 Over 2007 | Change in 2007 Over 2006 |
|---|---|---|---|---|---|
| Operating loss | $ (0.7) | $(11.8) | $(14.1) | (94.1)% | (16.3)% |
| Other income (expense) | 12.9 | (12.3) | 14.3 | N/A | N/A |
| Income (loss) before taxes | $12.2 | $(24.1) | $ 0.2 | N/A | N/A |

Operating Loss

2008 Compared with 2007:

Operating loss at the Holding Company and Other segment improved $11.1 million during 2008 compared with 2007. The decrease in the operating loss was driven by:

- Reductions in operating expenses related to consulting fees, compensation and benefits, and contractor costs at the holding company.
- Operating income of $1.9 million generated at IBS, which related to return on capital included in its service charges beginning in 2008.
- Partially offsetting the decrease in operating loss, was a $6.5 million increase in the year-over-year operating loss related to external costs to achieve merger synergies associated with the PEC merger. This increase occurred primarily because in March 2007 all external costs to achieve merger synergies incurred from July 2006 through March 2007 were allocated from the Holding Company and Other segment (where they were initially recorded) to the other reportable segments, which are the beneficiaries of the synergy savings resulting from these costs. This resulted in lower operating expenses at the Holding Company and Other segment during 2007.

2007 Compared with 2006:

The operating loss at the Holding Company and Other segment decreased $2.3 million during 2007 compared with 2006. The change was driven by a $1.7 million decrease in operating expenses, primarily related to the reallocation of external costs to achieve merger synergies associated with the PEC merger incurred from July 2006 through March 2007. In March 2007, all external costs to achieve were reallocated from the Holding Company and Other segment (where they were initially recorded) to other reportable segments, which are the beneficiaries of the synergy savings resulting from the costs to achieve.

Other Income (Expense)

2008 Compared with 2007:

Other income increased $25.2 million and was driven by:

- A $15.6 million increase in income from Integrys Energy Group's approximate 34% ownership interest in ATC. Integrys Energy Group recorded $66.1 million of pre-tax equity earnings from ATC during 2008, compared with $50.5 million of pre-tax equity earnings during 2007. ATC's earnings continue to increase due to a significant capital expansion program.

- A $10.5 million decrease in external interest expense due to lower interest rates and lower average short-term borrowings used for working capital requirements at Integrys Energy Group. A portion of the proceeds received from the sale of PEP in September 2007 was used to pay down the short-term debt.

2007 Compared with 2006:

Other income decreased $26.6 million and was driven by:

- A $31.8 million increase in external interest expense, driven by additional borrowings assumed in the merger with PEC, as well as an increase in short-term and long-term borrowings required to fund the acquisitions of the natural gas distribution operations in Michigan and Minnesota, and transaction and transition costs related to the merger with PEC.

- A $6.2 million gain on the sale of Integrys Energy Group's one-third interest in Guardian Pipeline, LLC in April 2006 also contributed to the decrease in year-over-year earnings.

- The decrease in other income was partially offset by an $11.5 million increase in earnings from Integrys Energy Group's approximate 34% ownership interest in ATC. Integrys Energy Group recorded $50.5 million of pre-tax equity earnings from ATC during the year ended December 31, 2007, compared with $39.0 million for the same period in 2006.

## Provision for Income Taxes

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2008** | **2007** | **2006** |
| Effective Tax Rate | **29.1%** | 32.2% | 22.9% |

The decrease in the effective tax rate was primarily driven by the impact of large permanent tax deductions pertaining to items that exceeded the related book expense being applied to the lower income before taxes in 2008, compared with 2007. In addition, in 2008 we recognized $10.0 million of investment tax credits related to solar projects completed in the fourth quarter of 2008. These were offset by the reduction in Section 29/45K tax credits in 2008 due to the December 31, 2007, expiration of Section 29/45K of the Internal Revenue Code that made tax credits available from the production and sale of synthetic fuel. In 2007, our ownership in the synthetic fuel operation resulted in recognizing the tax benefit of Section 29/45K federal tax credits of $13.6 million compared with $0.8 million of Section 29/45K tax credits recognized in 2008.

The 2007 increase in the effective tax rate was driven by a decrease in Section 29/45K federal tax credits recognized in 2007 compared with 2006. The decrease in Section 29/45K federal tax credits recognized was driven by the impact of high oil prices on our ability to realize the benefit of Section 29/45K federal tax credits. Section 29/45K federal tax credits recognized from the production and sale of synthetic fuel were $13.6 million in 2007, compared with $29.5 million in 2006.

## Discontinued Operations, Net of Tax

2008 Compared with 2007:

Income from discontinued operations, net of tax, decreased $68.6 million in 2008, compared with 2007.

In the third quarter of 2008, Integrys Energy Services sold its subsidiary Mid-American Power, LLC, which owned the Stoneman generation facility, located in Wisconsin. The historical revenue, expenses, and effects of disposing of this facility were not significant. In the fourth quarter of 2008, Integrys Energy Services recognized an additional $3.8 million after-tax gain on the sale of this facility in discontinued operations when a previously contingent payment was paid by the buyer. This contingent payment resulted from legislation that passed in the fourth quarter of 2008, which extended the production tax credits available for certain biomass facilities.

During 2007, $58.5 million of after-tax income from discontinued operations was recognized related to PEP. This included an after-tax gain of $7.6 million on the sale. In 2008, discontinued operations reflect the $0.8 million impact of tax adjustments related to the 2007 PEP sale.

During 2007, WPS Niagara Generation, LLC recognized after-tax income of $14.8 million from discontinued operations, primarily related to the $14.7 million after-tax gain on the sale of this facility.

2007 Compared with 2006:

Income from discontinued operations, net of tax, increased $66.0 million, from after-tax income of $7.3 million in 2006 to after-tax income of $73.3 million in 2007.

- In September 2007, Integrys Energy Group completed the sale of PEP for approximately $879.1 million. Post-closing adjustments in the amount of $9.9 million were settled in February 2008 related to this sale, which reduced the sale price to $869.2 million. These post-closing adjustments were funded through other current liabilities at December 31, 2007. During the year ended December 31, 2007, $58.5 million of income from discontinued operations was recognized related to PEP, which included an after-tax gain of $7.6 million on the sale.

- Discontinued operations, net of tax, related to WPS Niagara Generation, LLC (Niagara), which was sold in January 2007, increased $14.4 million, from income of $0.4 million in 2006 to income of $14.8 million in 2007. The increase in income generated from Niagara was mostly due to a $14.7 million after-tax gain on the sale of the facility.

- Partially offsetting these increases were discontinued operations related to Sunbury Generation, LLC (Sunbury). Income from discontinued operations related to Sunbury was $6.9 million for the period January 1, 2006, through the date of sale in July 2006, including a $12.5 million after-tax gain on the sale of this facility.

For more information on the discontinued operations discussed above, see Note 3, *"Discontinued Operations"* and Note 24, *"Segments of Business."*

# BALANCE SHEET

Cash and cash equivalents increased $212.9 million, from $41.2 million at December 31, 2007, to $254.1 million at December 31, 2008. For a detailed explanation for the change in the cash and cash equivalents balance, see *"Liquidity and Capital Resources."*

Net accounts receivable and accrued unbilled revenues increased $285.3 million (15.3%), from $1,870.0 million at December 31, 2007, to $2,155.3 million at December 31, 2008, primarily due to the following:

- Net accounts receivable and accrued unbilled revenues at Integrys Energy Services increased $223.6 million (20.9%), driven primarily by an increase in electric and natural gas revenues in the fourth quarter of 2008, compared with the same period in 2007, due mainly to higher volumes sold.
- Net accounts receivable and accrued unbilled revenues at PGL increased $102.2 million (34.2%), driven primarily by an increase in revenues in the fourth quarter of 2008, compared with the same period in 2007. The increase in revenues was primarily due to higher natural gas prices.
- These increases were partially offset by a $72.2 million (22.1%) decrease in WPS's net accounts receivable and accrued unbilled revenues, primarily due to an $82.3 million receivable at December 31, 2007, from ATC related to the transmission facilities required to support Weston 4 that WPS funded on ATC's behalf. WPS received payment for the ATC receivable in 2008. This decrease was partially offset by a $16.2 million year-over-year increase in accrued unbilled revenues.

Inventories increased $69.5 million (10.5%), from $663.4 million at December 31, 2007, to $732.9 million at December 31, 2008. The inventory balance at WPS increased $33.5 million (41.2%), driven by a $22.2 million (43.4%) increase in natural gas in storage due to an increase in natural gas prices year-over-year, and an increase in fossil fuel inventory of $11.3 million (37.3%), primarily due to an increase in coal prices and an increase in coal quantities, related to Weston 4 becoming operational in June 2008. PGL's inventory increased $26.2 million (30.9%) due to an increase in natural gas prices and volumes year-over-year.

At December 31, 2008, compared to December 31, 2007, total assets from risk management activities increased $1,682.4 million and total liabilities from risk management activities increased $1,767.5 million. The increase in assets and liabilities from risk management activities was driven by changes in the fair values of the underlying derivative contracts, driven by extremely volatile energy prices in 2008. Total liabilities from risk management activities also increased at PGL and NSG, primarily due to changes in the fair values of the underlying derivative contracts.

Total regulatory assets increased $444.8 million (35.8%), from $1,244.0 million at December 31, 2007, to $1,688.8 million at December 31, 2008. The regulatory asset related to pension and other postretirement related items increased $412.8 million, primarily related to an increase in the unfunded status of the pension and other postretirement benefit plans due to decreases in the value of plan assets during 2008. Also contributing to the increase was the regulatory asset related to derivatives, which increased $127.6 million year-over-year, due to an increase in PGL's and NSG's net risk management liabilities arising from changes in natural gas prices. Partially offsetting these increases was the regulatory asset related to environmental remediation costs, which decreased $77.7 million year-over-year, mainly due to PGL collecting these costs in rates. See Note 7, *"Regulatory Assets and Liabilities,"* for more information.

Net property, plant, and equipment increased $309.5 million (6.9%), from $4,463.8 million at December 31, 2007, to $4,773.3 million at December 31, 2008, due primarily to the following:

- Net property, plant, and equipment at WPS increased $151.8 million. Capital expenditures in 2008 were $275.4 million, in part due to $71.3 million related to the construction of the Crane Creek Wind Farm, $55.6 million related to natural gas service laterals to the Guardian II natural gas transmission pipeline, $48.0 million related to the construction of Weston 4, $12.3 million related to the purchase of new line transformers, and $12.1 million related to electric and natural gas service for new and existing customers. The increase due to capital expenditures was partially offset by depreciation and amortization expense of $99.5 million in 2008.
- Net property, plant, and equipment at PGL increased $54.5 million, primarily due to capital expenditures of $113.3 million, partially offset by depreciation and amortization expense of $67.4 million. Capital expenditures in 2008 related mainly to the natural gas distribution systems.
- Net property, plant, and equipment at Integrys Energy Services increased $47.4 million, primarily due to capital expenditures related to solar energy and landfill gas projects.

Accounts payable increased $202.5 million (15.2%), from $1,331.8 million at December 31, 2007, to $1,534.3 million at December 31, 2008. Accounts payable at Integrys Energy Services increased $252.8 million, primarily due to an increase in the volume of natural gas borrowed. This increase was partially offset by a $62.8 million year-over-year decrease in accounts payable at WPS driven by the completion of Weston 4, which became commercially operational in June 2008. WPS paid contractors related to work performed at Weston 4 during 2008 as these contracts were completed and closed out, and purchased power decreased, mainly as a result of Weston 4 becoming operational.

Detailed explanations for changes in the short-term and long-term debt balances year-over-year are included in Note 11, *"Short-Term Debt and Lines of Credit,"* and Note 12, *"Long-Term Debt."*

Environmental remediation liabilities decreased $65.0 million (9.2%), from $705.6 million at December 31, 2007, to $640.6 million at December 31, 2008. The decrease related mainly to expenditures for manufactured gas plant remediation at PGL. See Note 15, *"Commitments and Contingencies,"* for more information.

The $388.6 million year-over-year increase in long-term pension and other postretirement liabilities and the $101.4 million year-over-year decrease in pension and other postretirement assets were primarily related to a decrease in the value of plan assets during 2008 related to losses on investments, which caused an increase in the unfunded status of the pension and other postretirement benefit plans.

## LIQUIDITY AND CAPITAL RESOURCES

We believe that our cash balances, liquid assets, operating cash flows, access to equity capital markets and available borrowing capacity provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. Our borrowing costs can be impacted by short-term and long-term debt ratings assigned by independent credit rating agencies. Our operating cash flows and access to capital markets can be impacted by macroeconomic factors outside of our control.

Due to unprecedented volatility within the global financial markets beginning in the second half of 2008, Integrys Energy Group has been exposed to increased interest costs and challenges, at times, accessing short-term capital markets. Due to disruptions in the commercial paper markets, Integrys Energy Group made draws under its syndicated revolving credit agreements for funds that would normally have been borrowed in the commercial paper market, and $300 million of these borrowings were outstanding at December 31, 2008.

## Operating Cash Flows

2008 Compared with 2007:

Net cash used for operating activities was $250.0 million in 2008, compared with net cash provided by operating activities of $238.5 million in 2007. The $488.5 million year-over-year increase in cash used for operating activities was driven by:

- A $498.2 million decrease in cash provided by accounts receivable collections, as colder weather conditions led to higher natural gas throughput volumes in the fourth quarter 2008, compared with the same quarter in 2007, contributing to higher accounts receivable balances. Also contributing to higher accounts receivable balances, Integrys Energy Group and its subsidiaries, primarily Integrys Energy Services, had cash collateral payments outstanding at December 31, 2008, that were $232.9 million higher than cash collateral payments outstanding at December 31, 2007. The increase in cash collateral payments was driven by large mark-to-market losses incurred by Integrys Energy Services during the latter part of 2008, due to declining prices, as discussed in more detail in "Results of Operations—Integrys Energy Services' Operations."

- A $139.1 million increase in cash used for natural gas inventory purchases due to an increase in the average price of natural gas during the summer of 2008 (when natural gas is generally injected into inventory), compared with the same period in 2007.

- An $88.7 million decrease in net refunds of regulatory assets and liabilities, driven by a decrease in the refund to ratepayers in 2008, compared with 2007, of proceeds WPS received from the liquidation of the nonqualified decommissioning trust fund upon the sale of Kewaunee.

2007 Compared with 2006:

During 2007, net cash provided by operating activities was $238.5 million, compared with $72.9 million in 2006. The $165.6 million increase in net cash provided by operating activities was driven by a $64.8 million decrease in working capital requirements year-over-year. It is important to note that changes in working capital balances at February 21, 2007, as a result of the PEC merger are not incorporated in the Consolidated Statement of Cash Flows, as the merger was a noncash transaction. Only PEC changes in working capital from the merger date to December 31, 2007, are included. Inventory levels at Integrys Energy Services increased from December 31, 2006, to December 31, 2007, but this change was less than the increase from December 31, 2005, to December 31, 2006, driving the majority of the decrease in working capital requirements. Integrys Energy Services continued to see growth in its natural gas business in both new and existing markets. The year-over-year change in natural gas inventories at the regulated utilities was not significant. The remaining increase in net cash provided by operating activities was driven by a year-over-year increase in income available for common shareholders.

## Investing Cash Flows

2008 Compared with 2007:

Net cash used for investing activities was $452.2 million in 2008, compared with $451.5 million in 2007. The $0.7 million year-over-year increase in cash used for investing activities was primarily driven by a $140.2 million increase in cash used for capital expenditures (discussed below), partially offset by the reimbursement of $99.7 million from ATC, related to the construction of the transmission facilities required to support Weston 4, and a $15.5 million year-over-year increase in cash proceeds received from the sale of property, plant, and equipment.

2007 Compared with 2006:

Net cash used for investing activities was $451.5 million in 2007, compared with $1,030.1 million in 2006. The $578.6 million decrease was driven by $659.3 million of cash used by Integrys Energy Group to acquire natural gas operations in Michigan and Minnesota in 2006. Also contributing $44.0 million to the decrease in net cash used for investing activities in 2007 was WPS's liquidation of the cash that was deposited into an escrow account in 2006, which was used for the payment of the outstanding principal balance of first mortgage bonds in January 2007 (discussed below in significant financing activities). Partially offsetting these decreases were $58.4 million of proceeds received from the sale of our investment in Guardian Pipeline LLC and WPS ESI Gas Storage, LLC in 2006 and a $50.6 million year-over-year increase in capital expenditures (discussed below).

*Capital Expenditures*

Capital expenditures by business segment for the years ended December 31, 2008, 2007, and 2006 were as follows:

| Reportable Segment *(Millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Electric utility | **$207.4** | $202.6 | $282.1 |
| Natural gas utility | **237.3** | 158.8 | 54.6 |
| Integrys Energy Services | **68.1** | 20.5 | 5.5 |
| Holding company and other | **20.0** | 10.7 | (0.2) |
| Integrys Energy Group | **$532.8** | $392.6 | $342.0 |

The increase in capital expenditures at the natural gas utility segment in 2008 compared with 2007 was primarily due to an increase in capital expenditures at PGL and NSG due to the fact that they were not acquired until February 21, 2007, as well as construction of the natural gas lateral infrastructure that will connect WPS's natural gas distribution system to the Guardian II natural gas pipeline. The increase in capital expenditures at Integrys Energy Services in 2008 compared with 2007 was primarily due to solar energy projects as well as the construction of a pipeline that will transport methane gas produced at a landfill for use at a chemical plant as a replacement for natural gas.

The decrease in capital expenditures at the electric utility in 2007 compared with 2006 was mainly due to a decrease in capital expenditures associated with the construction of Weston 4. The increase in capital expenditures at the natural gas utility was primarily driven by capital requirements of PGL and NSG, which were acquired in the PEC merger on February 21, 2007. Capital expenditures in 2007 for PGL and NSG related mainly to the natural gas distribution systems. The increase in capital expenditures at Integrys Energy Services was due to capital required to open new offices in Colorado, Michigan, and Washington, D.C., as well as to move the Chicago office; improvements at various generation facilities; new systems infrastructure; and the Winnebago Energy Center landfill gas project. The increase in capital expenditures at the Holding Company and Other segment was driven by the purchase of a corporate airplane.

## Financing Cash Flows

2008 Compared with 2007:

Net cash provided by financing activities was $911.3 million in 2008, compared with net cash used for financing activities of $459.2 million in 2007. In 2007, Integrys Energy Group was able to pay down short-term debt with a portion of the proceeds received from the sale of PEP. In 2008, proceeds were required to fund higher year-over-year working capital requirements.

2007 Compared with 2006:

Net cash used for financing activities was $459.2 million in 2007, compared with net cash provided by financing activities of $891.7 million in 2006. The $1.4 billion change was driven by $458.0 million of short-term debt borrowings during 2006, compared with the repayment of $463.7 million of short-term debt in 2007. In 2007, Integrys Energy Group was able to pay down short-term debt with a portion of the proceeds received from the sale of PEP. The remaining net change in financing activity was driven by a $321.8 million decrease in long-term debt issuances year-over-year and a $119.0 million year-over-year decrease in common stock issued. Short-term borrowings in 2006 and the long-term debt and stock issuances in 2006 were used primarily for the acquisitions of the natural gas distribution operations in Michigan and Minnesota. An $81.0 million increase in dividends paid in 2007, compared with 2006, was driven by an increase in shares outstanding and higher dividend rates. These items were partially offset by net natural gas loan proceeds at Integrys Energy Services of $34.4 million in 2007, compared with the net repayment of $68.4 million of natural gas loans during 2006. An increase in natural gas spreads made it more conducive to enter into natural gas loan deals in 2007 compared with 2006.

*Significant Financing Activities*

Dividends paid increased in 2008 compared with 2007. In February 2008, Integrys Energy Group increased its quarterly common stock dividend to 67 cents per share. The quarterly common stock dividend was increased from 57.5 cents per share to 66 cents per share in 2007.

Integrys Energy Group had outstanding commercial paper borrowings of $552.9 million and $308.2 million at December 31, 2008, and 2007, respectively. Integrys Energy Group had short-term notes payable outstanding of $181.1 million as of December 31, 2008, and $10.0 million as of December 31, 2007, respectively. Integrys Energy Group had borrowings under revolving credit facilities of $475.0 million and $150.0 million as of December 31, 2008, and 2007, respectively. See Note 11, *"Short-Term Debt and Lines of Credit"* for more information.

In December 2008, WPS issued $125.0 million of Series 6.375%, 7-year Senior Notes. The net proceeds from the issuance of the Senior Notes were used to fund construction costs and capital additions, retire short-term indebtedness, and for general corporate utility purposes.

In November 2008, Integrys Energy Group entered into an approximate $156 million short-term debt agreement extending through March 2009 to finance its working capital requirements and for general corporate purposes. The agreement requires principal and interest payments to be made in yen. Integrys Energy Group entered into two forward foreign currency exchange contracts to hedge the exchange rate variability of these principal and interest payments.

In November 2008, Integrys Energy Group entered into a $250.0 million revolving credit agreement to finance its working capital requirements and for general corporate purposes, which extends to May 2009.

In November 2008, PGL issued $45.0 million of Series SS, 7.0%, 5-year First and Refunding Mortgage Bonds and $5 million of Series TT, 8.0%, 10-year First and Refunding Mortgage Bonds. The net proceeds from the issuance of these bonds were used to reduce short-term debt and for general corporate utility purposes.

In November 2008, NSG issued $6.5 million of Series O, 7.0%, 5-year First Mortgage Bonds. The net proceeds from the issuance of the First Mortgage Bonds were used for general corporate utility purposes.

On April 17, 2008, PGL completed the purchase of $51.0 million of Illinois Development Finance Authority Series 2003D Bonds, due October 1, 2037, and backed by PGL Series PP Bonds. Upon repurchase, the Auction Rate Mode was converted from a 35-day mode to a weekly variable rate mode. This transaction was treated as a repurchase of the Series PP Bonds by PGL. As a result, the liability related to the Series PP Bonds was extinguished. The Company intends to hold the bonds while it continues to monitor the tax-exempt market and assess potential remarketing or refinancing opportunities.

Prior to January 1, 2008, Integrys Energy Group issued new shares of common stock under its Stock Investment Plan and under certain stock-based employee benefit and compensation plans. As a result of the plans, equity increased $45.7 million and $25.0 million in 2007 and 2006, respectively. During 2008, Integrys Energy Group purchased shares of its common stock on the open market to meet the requirements of its Stock Investment Plan and certain stock-based employee benefit and compensation plans. Integrys Energy Group did not repurchase any existing common stock during 2007 or 2006.

In November 2007, WPS issued $125.0 million of 5.65%, 10-year Senior Notes. The net proceeds from the issuance were used to fund construction costs and capital additions, retire short-term indebtedness, and for general corporate utility purposes.

On December 14, 2006, the Village of Weston, Wisconsin, issued $22.0 million of 3.95% Pollution Control Refunding Revenue Bonds and loaned the proceeds from the sale of the bonds to WPS. In return, WPS issued $22.0 million of 3.95% Senior Notes, due in 2013, to the Village of Weston. At December 31, 2006, the $22.0 million of proceeds received from the Village of Weston were classified as restricted cash. In January 2007, WPS used the restricted cash to repay the outstanding principal balance of its 6.90% First Mortgage Bonds which originally were to mature in 2013.

In December 2006, WPS issued $125.0 million of 5.55% 30-year Senior Notes. The net proceeds from the issuance were used to fund construction costs and capital additions, retire short-term indebtedness, and for general corporate utility purposes.

On December 1, 2006, Integrys Energy Group issued $300.0 million of Junior Subordinated Notes. Interest has been fixed at 6.22% through the use of forward-starting interest rate swaps for the first ten years, after which, the interest rate will float for the remainder of the term.

*Credit Ratings*

Integrys Energy Group uses internally generated funds, commercial paper borrowings, and other short-term borrowings to satisfy most of its capital requirements. Integrys Energy Group also periodically issues long-term debt and common stock to reduce short-term debt, maintain desired capitalization ratios, and fund future growth.

WPS, PEC, and PGL have their own commercial paper borrowing programs. WPS periodically issues long-term debt and receives equity contributions from Integrys Energy Group to reduce short-term debt, fund future growth, and maintain capitalization ratios as authorized by the PSCW.

PGL and NSG periodically issue long-term debt in order to reduce short-term debt, refinance maturing securities, maintain desired capitalization ratios, and fund future growth. The specific forms of long-term financing, amounts, and timing depend on business needs, market conditions, and other factors.

The current credit ratings for Integrys Energy Group, WPS, PEC, PGL, and NSG are listed in the table below.

| Credit Ratings | Standard & Poor's | Moody's |
|---|---|---|
| Integrys Energy Group | | |
| Issuer credit rating | A- | N/A |
| Senior unsecured debt | BBB+ | A3 |
| Commercial paper | A-2 | P-2 |
| Credit facility | N/A | A3 |
| Junior subordinated notes | BBB | Baa1 |
| WPS | | |
| Issuer credit rating | A | A1 |
| First mortgage bonds | A+ | Aa3 |
| Senior secured debt | A+ | Aa3 |
| Preferred stock | BBB+ | A3 |
| Commercial paper | A-2 | P-1 |
| Credit facility | N/A | A1 |
| PEC | | |
| Issuer credit rating | A- | N/A |
| Senior unsecured debt | BBB+ | A3 |
| PGL | | |
| Issuer credit rating | A- | N/A |
| Senior secured debt | A- | A1 |
| Commercial paper | A-2 | P-1 |
| NSG | | |
| Issuer credit rating | A- | N/A |
| Senior secured debt | A | A1 |

Credit ratings are not recommendations to buy and are subject to change, and each rating should be evaluated independently of any other rating.

On November 25, 2008, Standard & Poor's revised the outlook on Integrys Energy Group and all of its subsidiaries to negative from stable. The revised outlook reflects pressure on the current credit ratings given Integrys Energy Group's liquidity needs for its nonregulated business, as well as cash flow measures that have not met Standard & Poor's expectations since the PEC merger.

On March 13, 2008, Standard & Poor's raised the senior secured debt rating for WPS one notch from A to A+. The new rating was a result of a review and changes made to the collateral coverage requirements Standard and Poor's uses when assigning recovery ratings to United States Utility First Mortgage Bonds.

In December 2007, Standard & Poor's and Moody's withdrew the ratings assigned to PEC's commercial paper at the request of Integrys Energy Group.

On November 13, 2007, Standard & Poor's revised the outlook on Integrys Energy Group and all of its subsidiaries to stable from negative. Standard & Poor's outlook had been negative since February 21, 2007, for all Integrys Energy Group companies, as discussed below. The revised outlook reflected Integrys Energy Group's progress to improve its financial position and business profiles since its one-notch downgrade on February 21, 2007. On November 13, 2007, Standard & Poor's also reaffirmed its A rating on WPS's senior secured debt.

On September 6, 2007, Standard & Poor's raised the senior secured debt for NSG one notch from A- to A. The new rating was the result of a review and changes made to the collateral coverage requirements Standard and Poor's uses when assigning recovery ratings to United States Utility First Mortgage Bonds.

On February 21, 2007, Standard & Poor's lowered the corporate credit rating on Integrys Energy Group to A- from A and removed it from CreditWatch with negative implications. Standard & Poor's also lowered Integrys Energy Group's unsecured ratings to BBB+ from A and all other issue-specific ratings by one notch. Standard & Poor's stated that the ratings actions were due to concerns related to plans to expand its energy marketing business, the dividend requirements resulting from the PEC merger, moderate capital expenditure requirements, lower than expected performance at MGU and MERC, uncertainty regarding future rate relief, and full integration of the newly acquired PEC utilities. At the same time, Standard & Poor's lowered all WPS's issue-specific ratings by one notch as they stated "WPS's liquidity is being pressured by its ongoing construction program." Standard & Poor's affirmed all PEC, PGL, and NSG ratings. Standard & Poor's outlook for all Integrys Energy Group related companies was negative pending successful integration of recent acquisitions.

On February 21, 2007, Moody's downgraded the senior unsecured rating of Integrys Energy Group to A3 from A1, the bank credit facility to A3 from A1, the commercial paper rating to Prime-2 from Prime-1, and the Junior Subordinated Notes to Baa1 from A2. Moody's also downgraded WPS's senior secured rating to Aa3 from Aa2, its senior unsecured bank credit facility to A1 from Aa3, and its preferred stock to A3 from A2 and confirmed WPS's commercial paper rating at Prime-1. At the same time, Moody's affirmed the ratings of PGL and NSG. Moody's stated that the rating actions to downgrade were due to concerns about increases in Integrys Energy Group's consolidated debt levels and business risk profile evidenced by the increased scale and scope of the post merger non-regulated energy marketing business plus the entry into the historically more challenging regulatory jurisdiction of Illinois. Moody's outlook for all Integrys Energy Group related companies is stable.

On February 21, 2007, Moody's also upgraded the senior unsecured rating of PEC to A3 from Baa2, conforming it with those of Integrys Energy Group, and affirmed all other ratings for PEC. Moody's actions to upgrade the senior unsecured rating were due to the expected business risk improvement from the merger with Integrys Energy Group, which resulted in the sale of PEP and transferred PEC's energy and marketing business to Integrys Energy Services, leaving PEC holding only the two regulated subsidiaries, PGL and NSG. In addition, the upgrade reflects Integrys Energy Group's guaranty of the $325.0 million of PEC 6.90% notes due in 2011.

## Discontinued Operations

2008 Compared with 2007:

Net cash provided by discontinued operations was $3.8 million in 2008 compared with $690.2 million in 2007. The decrease in net cash provided by discontinued operations was driven by the approximate $869.2 million of proceeds received from the sale of PEP.

2007 Compared with 2006:

Net cash provided by discontinued operations was $690.2 million in 2007 compared with $61.0 million in 2006. The increase in net cash provided by discontinued operations was driven by approximately $879.1 million of proceeds received from the sale of PEP in the third quarter of 2007. Post-closing adjustments in the amount of $9.9 million were settled in February 2008 related to this sale, which reduced the sale price to $869.2 million. These post-closing adjustments were funded through other current liabilities at December 31, 2007 and, therefore, are included in Note 1(d), *"Summary of Significant Accounting Policies—Cash and Cash Equivalents,"* as a non-cash transaction.

## Future Capital Requirements and Resources

Contractual Obligations

The following table shows the contractual obligations of Integrys Energy Group, including its subsidiaries, as of December 31, 2008.

| *(Millions)* | Total Amounts Committed | Payments Due By Period | | | |
|---|---|---|---|---|---|
| | | 2009 | 2010-2011 | 2012-2013 | 2014 and Thereafter |
| Long-term debt principal and interest payments [1] | $ 3,622.8 | $ 294.1 | $ 832.4 | $ 728.7 | $1,767.6 |
| Operating lease obligations | 47.4 | 11.1 | 18.5 | 13.2 | 4.6 |
| Commodity purchase obligations [2] | 7,260.2 | 3,328.6 | 2,036.2 | 911.3 | 984.1 |
| Purchase orders [3] | 626.8 | 626.5 | 0.3 | – | – |
| Capital contributions to equity method investment | 27.3 | 27.3 | – | – | – |
| Pension and other postretirement funding obligations [4] | 545.9 | 54.2 | 141.3 | 163.0 | 187.4 |
| Total contractual cash obligations | $12,130.4 | $4,341.8 | $3,028.7 | $1,816.2 | $2,943.7 |

[1] *Represents bonds issued, notes issued, and loans made to Integrys Energy Group and its subsidiaries. Integrys Energy Group records all principal obligations on the balance sheet. For purposes of this table, it is assumed that the current interest rates on variable rate debt will remain in effect until the debt matures.*

[2] *Energy supply contracts at Integrys Energy Services included as part of commodity purchase obligations are generally entered into to meet obligations to deliver energy to customers. The utility subsidiaries expect to recover the costs of their contracts in future customer rates.*

[3] *Includes obligations related to normal business operations and large construction obligations.*

[4] *Obligations for certain pension and other postretirement benefits plans cannot be estimated beyond 2011.*

The table above does not reflect any payments related to the manufactured gas plant remediation liability of $639.0 million at December 31, 2008, as the amount and timing of payments are uncertain. See Note 15, *"Commitments and Contingencies,"* for more information about environmental liabilities. In addition, the table does not reflect any payments for the December 31, 2008, liability related to uncertain tax positions, as the amount and timing of payments are uncertain. See Note 14, *"Income Taxes,"* for more information about this liability.

Capital Requirements

Estimated construction expenditures by company for the three-year period 2009 through 2011 are listed below.

| *(Millions)* | |
|---|---|
| WPS | |
| Wind generation projects | $ 247.1 |
| Environmental projects | 171.4 |
| Electric and natural gas distribution projects | 127.6 |
| Other projects | 162.0 |
| UPPCO | |
| Electric distribution projects and repairs and safety measures at hydroelectric facilities | 70.7 |
| MGU | |
| Natural gas pipe distribution system and underground natural gas storage facilities | 26.2 |
| MERC | |
| Natural gas pipe distribution system | 43.9 |
| PGL | |
| Natural gas pipe distribution system and underground natural gas storage facilities * | 357.8 |
| NSG | |
| Natural gas pipe distribution system | 35.1 |
| Integrys Energy Services | |
| Landfill methane gas project, infrastructure project, solar energy projects, and miscellaneous projects | 43.4 |
| IBS | |
| Corporate services infrastructure projects | 83.2 |
| Total capital expenditures | $1,368.4 |

* *Includes approximately $55 million of expenditures related to the accelerated replacement of cast iron mains at PGL. The expenditures were initially included in a request for recovery in a rider to PGL's 2008 rate case; however, the Illinois Commerce Commission (ICC) rejected the rider. PGL again requested recovery in a rider as part of the rate case filed on February 25, 2009.*

Integrys Energy Group expects to provide additional capital contributions to ATC (not included in the above table) of approximately $27 million in 2009 and approximately $12 million in 2010. No capital contributions are expected in 2011.

All projected capital and investment expenditures are subject to periodic review and revision and may vary significantly from the estimates depending on a number of factors, including, but not limited to, industry restructuring, regulatory constraints, acquisition opportunities, market volatility, and economic trends.

*Capital Resources*
As of December 31, 2008, Integrys Energy Group and each of its subsidiaries were in compliance with all respective covenants relating to outstanding short-term and long-term debt and expect to be in compliance with all such debt covenants for the foreseeable future.

Integrys Energy Group and certain of its subsidiaries' revolving credit agreements and term loans contain financial and other covenants, including but not limited to, a requirement to maintain a debt to total capitalization ratio not to exceed 65%, excluding non-recourse debt. Failure to meet these covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements. Termination of the agreements could permit lenders to require immediate repayment of the outstanding borrowings thereunder.

Integrys Energy Group and certain of its subsidiaries' long-term debt obligations contain covenants related to payment of principal and interest when due and various financial reporting obligations. Failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of outstanding debt obligations.

Integrys Energy Group plans to meet its capital requirements for the period 2009 through 2011 primarily through internally generated funds, net of forecasted dividend payments, and debt and equity financings. Integrys Energy Group plans to maintain current debt to equity ratios at appropriate levels to support current credit ratings and corporate growth. Management believes Integrys Energy Group has adequate financial flexibility and resources to meet its future needs. See Item 7, *"Management Discussion and Analysis, Other Future Considerations"* for additional information.

See Note 11, *"Short-Term Debt and Lines of Credit,"* for more information on our credit facilities and other short-term credit agreements.

Integrys Energy Group has the ability to publicly issue debt, equity, certain types of hybrid securities, and other financial instruments under an existing shelf registration statement, which expires in April 2009. Specific terms and conditions of securities issued will be determined prior to the actual issuance of any specific security. Integrys Energy Group's Board of Directors has authorized the issuance of up to $700.0 million of equity, debt, or other securities under this shelf registration statement, $300.0 million of which was used in December 2006 when Integrys Energy Group issued Junior Subordinated Notes. Integrys Energy Group plans to file a new shelf registration statement in the first quarter of 2009.

In May 2008, WPS filed a shelf registration statement. As a result, WPS may issue up to $250 million of senior debt securities within the next three years with amounts, prices, and terms to be determined at the time of future offerings. On December 5, 2008, WPS issued $125.0 million of 6.375%, 7-year Senior Notes under this shelf registration statement.

## Other Future Considerations

*Impact of Financial Market Turmoil*
Volatility and uncertainty in the financial markets has impacted Integrys Energy Group in a number of ways. Due to unprecedented volatility within the global financial markets beginning in the second half of 2008, Integrys Energy Group has been exposed to increased interest costs and challenges, at times, accessing short-term capital markets. Due to disruptions in the commercial paper markets, Integrys Energy Group made draws under its syndicated revolving credit agreements for funds that would normally have been borrowed in the commercial paper market, and $300.0 million of these borrowings were outstanding at December 31, 2008. In addition, we believe that a decrease in the number of wholesale counterparties actively trading in the energy markets has reduced market liquidity and increased the risk of counterparty concentrations. This factor, combined with worsening economic conditions, has also increased the risk of credit losses. A decline in the overall level of natural gas and electricity prices has resulted in increased cash margin calls on the exchanges utilized by Integrys Energy Group for economically hedging its supply obligations.

In response to the factors discussed above, Integrys Energy Group has taken several steps to improve its available liquidity. In the fourth quarter of 2008, several transactions were closed in support of this effort. First, PGL issued $50.0 million of first mortgage bonds, and NSG issued $6.5 million of first mortgage bonds in private placement transactions. Next, Integrys Energy Group entered into an approximate $156 million drawn credit facility extending through March 2009 and entered into a $250 million undrawn credit facility extending to May 2009. Finally, WPS issued $125.0 million of 7-year fading lien first mortgage bonds. In addition to the foregoing, Integrys Energy Services has adjusted its product pricing strategy to account for the increased operating costs, collateral requirements, business risks, and potential cash margining impact. This new pricing strategy has reduced the flow of new business, therefore reducing future liquidity requirements, while improving the profitability of transactions that are executed. Management believes that these efforts have reduced its exposure to adverse market conditions. While the impact of continued market volatility and the extent and impacts of any economic downturn cannot be predicted, Integrys Energy Group currently believes it has sufficient operating flexibility and access to funding sources to maintain adequate liquidity. Also, as Integrys Energy Group heads out of the winter heating season, the natural gas storage cycle at both the regulated natural gas utilities and Integrys Energy Services will aid in the generation of positive cash flow as inventory that has been built up in storage will be sold to customers. These positive cash flows will be used to reduce short-term debt.

The recent volatility in global capital markets has also led to a reduction in the current market value of long-term investments held in Integrys Energy Group's pension and other postretirement benefit plan trusts. The recent decline in asset value of the plans will likely result in higher pension and other postretirement benefit expenses, and additional future funding requirements.

*Impact of Divesting of or Scaling Back the Nonregulated Business Segment*
Integrys Energy Group has made a decision to divest of its nonregulated energy services business segment, Integrys Energy Services, or reduce its size, risk, and financial requirements in response to increased collateral requirements at a time when global credit and financial markets are constraining the availability and increasing the cost of capital. As a result, Integrys Energy Services' operations will either be fully or partially divested, or scaled back to include only the most profitable products and markets, resulting in lower operating expenses and a reduced level of financial liquidity support, while invested capital will be managed downward in order to obtain an acceptable level of return. Integrys Energy Group is seeking to deploy its capital to areas with more desirable risk-adjusted rates of return.

Execution of this strategic decision will result in lower earnings capacity from this business segment going forward, although, in return, Integrys Energy Group expects an improved business risk profile and enhanced financial security. A divestiture of the nonregulated business segment, or a reduced segment scale, will also allow Integrys Energy Group to either eliminate or reduce the amount of credit facilities and other forms of financial support committed to Integrys Energy Services.

Regulatory Matters and Rate Trends

To mitigate the volatility of the price of natural gas used for electric generation, and purchased power costs in 2009 and beyond, WPS is employing risk management techniques pursuant to its PSCW-approved Risk Plan and Policy, including the use of derivative instruments such as futures and options.

On February 1, 2007, the five utilities subject to the current Wisconsin fuel rules filed proposed changes to the fuel rules with the PSCW. The primary proposed change was to implement a 1% "dead band" to limit a utility's annual exposure or opportunity to a maximum of 1% of fuel costs. The proposed "dead band" differs from the current trigger mechanism in that it would allow a utility to recover or refund all fuel costs outside of the band, rather than only those costs after the trigger date. A proposed rule for PSCW Chapter 116, "Cost of Fuel," was issued by the PSCW on July 3, 2008, incorporating many of the components of the utilities' proposal, with a 2% bandwidth as opposed to the 1% bandwidth recommended by the utilities. WPS filed comments on the proposed fuel rules, continuing to support a true "dead band" of 1%. The PSCW will need to agree on a proposed rule that will then be forwarded to the legislature for review and promulgation.

In the current political, economic, and regulatory environment, the focus on energy efficiency can lead to the implementation of decoupling mechanisms. Under decoupling, utilities are allowed to adjust rates to recover or refund the difference between the actual and authorized margin impact of variations in volumes. In the recently completed WPS rate case, the PSCW approved a settlement filed by WPS and the Wisconsin Citizens Utility Board to implement decoupling for natural gas and electric residential and small commercial sales, along with several energy efficiency initiatives. In approving the settlement, the PSCW capped the annual amount that can be recovered under the decoupling mechanism to $4.0 million for natural gas service, and $12.0 million for electric service. On January 16, 2009, WPS requested rehearing to remove or increase the decoupling caps. On February 24, 2009, in a written order, the PSCW increased the caps to $8.0 million for natural gas service and $14.0 million for electric service. Recently passed legislation in Michigan authorizes the MPSC to approve decoupling mechanisms, and in its January 2009 rate order, MGU was ordered to submit a proposal for decoupling in its next rate case filing. In Minnesota, the legislature required the Minnesota Public Utility Commission (MPUC) to evaluate decoupling. The MPUC is currently engaged in that process and has sought and received comments on decoupling mechanisms from utilities and interveners in Minnesota. Decoupling for residential and small commercial sales was approved by the ICC for PGL and NSG on a four-year trial basis on February 5, 2008, and became effective March 1, 2008. Interveners, including the Illinois Attorney General, oppose decoupling, and have appealed the ICC's approval. PGL and NSG are actively supporting the ICC's decision to approve decoupling.

For a discussion of regulatory filings and decisions, see Note 23, *"Regulatory Environment."*

Uncollectible Accounts

The reserves for uncollectible accounts at Integrys Energy Group reflect management's best estimate of probable losses on the accounts receivable balances. The reserves are based on known troubled accounts, historical experience, and other currently available evidence. Provisions for bad debt expense are affected by changes in various factors, including the impacts of the economy, energy prices, and weather.

The impact of higher prices and the declining economic environment could cause more accounts receivable to become uncollectible. Higher levels of uncollectible balances would negatively impact Integrys Energy Group's results of operations and could result in higher working capital requirements.

Goodwill Impairment Testing

Integrys Energy Group performs its required annual goodwill impairment tests each April 1. SFAS No. 142, "Goodwill and Other Intangible Assets," requires goodwill to be tested on an annual basis and between required annual testing dates if certain conditions exist. One of these conditions is a change in business climate, which may be evidenced by, among other things, a prolonged decline in a company's market capitalization below book value. Any annual or interim goodwill impairment test could result in the recognition of a goodwill impairment loss. See Note 9, *"Goodwill and Other Intangible Assets,"* for more information on goodwill balances for Integrys Energy Group's reporting units at December 31, 2008.

New Laws

In February 2009, the American Recovery and Reinvestment Act of 2009 (ARRA) was signed into law. ARRA contains various provisions intended to stimulate the economy. Integrys Energy Group is currently evaluating the impacts of ARRA on its financial condition, results of operations, and cash flows from operations.

In February 2009, Wisconsin Senate Bill (SB) 62 was signed into law. SB 62 contains various tax provisions intended to reduce Wisconsin's current budget gap. Integrys Energy Group is currently evaluating the impacts of SB 62 on its financial condition, results of operations, and cash flows from operations.

## OFF BALANCE SHEET ARRANGEMENTS

See Note 16, *"Guarantees,"* for information regarding guarantees.

# MARKET PRICE RISK MANAGEMENT ACTIVITIES

Market price risk management activities include the electric and natural gas marketing and related risk management activities of Integrys Energy Services. Integrys Energy Services' marketing and trading operations manage electricity and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments. Derivative instruments are utilized in these operations.

Integrys Energy Services measures the fair value of derivative instruments on a mark-to-market basis. The fair value is included in assets or liabilities from risk management activities on Integrys Energy Group's Consolidated Balance Sheets, with an offsetting entry to other comprehensive income (for the effective portion of cash flow hedges), also on Integrys Energy Group's Consolidated Balance Sheets, or to earnings. The following table provides an assessment of the factors impacting the change in the net value of Integrys Energy Services' assets and liabilities from risk management activities for the year ended December 31, 2008.

| **Integrys Energy Services Mark-to-Market Roll Forward** *(Millions)* | Oil Options | Natural Gas | Electric | Total |
|---|---|---|---|---|
| Fair value of contracts at December 31, 2007 [1] | $(0.2) | $ 89.5 | $ 42.8 | $132.1 |
| Less: Contracts realized or settled during period [2] | (0.2) | (68.1) | 165.6 | 97.3 |
| Plus: Changes in fair value of contracts in existence at December 31, 2008 [3] | – | 136.4 | (12.6) | 123.8 |
| **Fair value of contracts at December 31, 2008 [1]** | $ – | $294.0 | $(135.4) | $158.6 |

[1] *Reflects the values reported on the balance sheets for net mark-to-market current and long-term risk management assets and liabilities as of those dates.*

[2] *Includes the value of contracts in existence at December 31, 2007, that were no longer included in the net mark-to-market assets as of December 31, 2008.*

[3] *Includes unrealized gains and losses on contracts that existed at December 31, 2007, and contracts that were entered into subsequent to December 31, 2007, which were included in Integrys Energy Services' portfolio at December 31, 2008, as well as gains and losses at the inception of contracts.*

There were, in many cases, derivative positions entered into and settled during the period resulting in gains or losses being realized during the current period. The realized gains or losses from these derivative positions are not reflected in the table above.

The table below shows Integrys Energy Services' risk management instruments categorized by fair value hierarchy levels and by maturity. For more information on the fair value hierarchy, see Note 1(t), "*Summary of Significant Accounting Policies—Fair Value.*"

| **Integrys Energy Services Risk Management Contract Aging at Fair Value As of December 31, 2008** *(Millions)* | Maturity Less Than 1 Year | Maturity 1 to 3 Years | Maturity 4 to 5 Years | Maturity in Excess of 5 Years | Total Fair Value |
|---|---|---|---|---|---|
| **Fair Value Hierarchy Level** | | | | | |
| Level 1 | $ (74.4) | $(34.7) | $ 0.5 | $(0.5) | $(109.1) |
| Level 2 | 146.3 | (49.6) | (4.5) | (3.4) | 88.8 |
| Level 3 | 76.3 | 82.6 | 12.3 | 7.7 | 178.9 |
| **Total fair value** | $148.2 | $ (1.7) | $ 8.3 | $ 3.8 | $ 158.6 |

# CRITICAL ACCOUNTING POLICIES

Integrys Energy Group has determined that the following accounting policies are critical to the understanding of its financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain. Integrys Energy Group's management has discussed these critical accounting policies with the Audit Committee of the Board of Directors.

## Risk Management Activities

Integrys Energy Group has entered into contracts that are accounted for as derivatives under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. At December 31, 2008, those derivatives not designated as hedges are primarily commodity contracts used to manage price risk associated with natural gas and electricity purchase and sale activities. If the derivatives qualify for regulatory deferral subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," there is no impact on income available for common shareholders prior to settlement of the contracts. In addition, Integrys Energy Group may apply the normal purchases and sales exception, provided by SFAS No. 133, as amended, to certain derivative contracts. The normal purchases and sales exception provides that recognition of gains and losses in the consolidated financial statements is not required until the settlement of the contracts.

Cash flow hedge accounting treatment may be used when Integrys Energy Group enters into contracts to buy or sell a commodity at a fixed price for future delivery to protect future cash flows corresponding with anticipated physical sales or purchases. In addition, Integrys Energy Group uses cash flow hedge accounting to protect against changes in foreign currency exchange rates, and interest rates. Fair value hedge accounting may be used when Integrys Energy Group holds assets, liabilities, or firm commitments and enters into transactions that hedge the risk of changes in commodity prices or interest rates. To the extent that the hedging instrument is fully effective in offsetting the transaction being hedged, there is no impact on income available for common shareholders prior to settlement of the hedge.

Derivative contracts that are determined to fall within the scope of SFAS No. 133, as amended, are recorded at fair value on the Consolidated Balance Sheets of Integrys Energy Group. Changes in fair value, except effective portions of derivative instruments designated as hedges or qualifying for regulatory deferral, generally affect income available for common shareholders at each financial reporting date until the contracts are ultimately settled.

In conjunction with the implementation of SFAS No. 157, on January 1, 2008, Integrys Energy Group categorized its fair value measurements into three levels within a fair value hierarchy. See Note 1(t), "*Summary of Significant Accounting Policies—Fair Value,*" and Note 21, "*Fair Value,*" for more information.

Integrys Energy Group has based its valuations on observable inputs whenever possible. However, at times, the valuation of certain derivative instruments requires the use of internally developed valuation techniques and/or significant unobservable inputs. These valuations require a significant amount of management judgment and are classified as Level 3 measurements. Of the total risk management assets on Integrys Energy Group's Consolidated Balance Sheets, $755.4 million (25.3%) utilized Level 3 measurements. Of the total risk management liabilities, $573.4 million (19.4%) utilized Level 3 measurements. Integrys Energy Group believes these valuations represent the fair values of these instruments as of the reporting date; however, the actual amounts realized upon settlement of these instruments could vary materially from the reported amounts due to movements in market prices and changes in the liquidity of certain markets.

As a component of the fair value determination, Integrys Energy Group considers counterparty credit risk (including its own credit risk) and liquidity risk. The liquidity component of the fair value determination may be especially subjective when limited liquid market information is available. Under SFAS No. 157, beginning January 1, 2008, Integrys Energy Services no longer includes transaction costs in these fair value determinations, but included this in determining fair value prior to 2008. Changes in the underlying assumptions for these components of fair value at December 31, 2008, would have the following effects:

| Change in Components | Effect on Fair Value of Net Risk Management Assets at December 31, 2008 *(Millions)* |
|---|---|
| 100% increase | $34.5 decrease |
| 50% decrease | $17.3 increase |

These hypothetical changes in fair value would be included in current and long-term assets and liabilities from risk management activities on the Consolidated Balance Sheets and as part of nonregulated revenue on the Consolidated Statements of Income, unless the related contracts are designated as cash flow hedges, in which case potential changes would be included in Other Comprehensive Income—Cash Flow Hedges on the Consolidated Statements of Common Shareholders' Equity.

## Purchase Accounting

The 2007 PEC merger, as well as the acquisitions of natural gas distribution operations in Michigan and Minnesota in 2006, were accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." Under this statement, the purchase price paid by the acquirer, including transaction costs, is allocated to the assets and liabilities acquired as of the acquisition date based on their fair values. The per share fair value of the common stock issued by Integrys Energy Group for the acquisition of PEC was determined by using the average market value of Integrys Energy Group's common stock over a five-day period, beginning two days before the announcement date of the merger. As Integrys Energy Group announced its intent to sell PEP at the time of the closing of the merger, the PEP assets and liabilities were reported at estimated fair value less costs to sell.

Management makes estimates of fair value based upon historical experience and information obtained from the management of the acquired company. Assumptions may be incomplete, and unanticipated events and circumstances may occur which could affect the validity of such assumptions, estimates, or actual results. As discussed below within "Asset Impairment," a significant amount of goodwill resulted from these acquisitions, which requires impairment testing on at least an annual basis. Goodwill was allocated to the various segments based on the excess of the purchase price over the estimated fair value of net identifiable assets.

In conjunction with the PEC merger, a significant fair value estimate related to nonderivative commodity contracts and customer relationships, which were recorded as intangible assets at Integrys Energy Services. The intangible asset related to the contracts is being amortized into earnings as the contracts settle, and the intangible asset related to customer relationships is being amortized over the estimated lives of those relationships. The amortization of these items had a negative impact on earnings in 2008.

PGL, NSG, MGU, and MERC are predominantly regulated utilities; therefore, in accordance with SFAS No. 71, the carrying value of the majority of their assets and liabilities approximated fair value, and as such, did not change significantly as a result of applying purchase accounting.

## Asset Impairment

Integrys Energy Group reviews certain assets for impairment as required by SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," and SFAS No. 142.

The carrying value of goodwill by segment for the year ended December 31, 2008, was:

| *(Millions)* | Carrying Value of Goodwill |
|---|---|
| WPS [1] | $ 36.4 |
| PGL [2] | 549.3 |
| NSG [2] | 74.3 |
| MERC [3] | 144.3 |
| MGU [3] | 122.7 |
| Total Natural Gas Segment | $927.0 |
| Integrys Energy Services [2] | 6.9 |
| **Balance at December 31, 2008** | **$933.9** |

[1] *Related to the acquisition of Wisconsin Fuel and Light in 2001.*
[2] *Related to the PEC merger in 2007.*
[3] *Related to the acquisition of the natural gas distribution operations in Michigan and Minnesota in 2006.*

The goodwill for each of our reporting units is tested for impairment annually on April 1 or more frequently when events or circumstances warrant based on the guidance of SFAS No. 142. The test for impairment includes estimating the fair market value of each reporting unit using assumptions about future profitability. Key assumptions used in the analysis include the use of an appropriate discount rate, long-term growth rates, return on equity, financial forecasts, capital expenditures, and other factors. A significant decrease in market values and/or projected future cash flows could result in an impairment loss. In 2008, an after-tax goodwill impairment loss of $6.5 million was recognized for NSG, related to a decrease in forecasted results and worsening economic factors. (See Note 9, *"Goodwill and Other Intangible Assets,"* for further discussion of the impairment.)

The review for impairment of tangible assets is more critical to Integrys Energy Services than to our other segments because of its lack of access to rate setting based on cost of service that is available to our regulated segments. At December 31, 2008, the carrying value of Integrys Energy Services' property, plant, and equipment totaled $187.5 million. Integrys Energy Group believes that the accounting estimate related to asset impairment of power plants is a "critical accounting estimate" because: (1) the estimate is susceptible to change from period to period because it requires management to make assumptions about future market sales pricing, production costs, capital expenditures, and generation volumes and (2) the impact of recognizing an impairment could be material to our financial position or results of operations. Management's assumptions about future market sales prices and generation volumes require significant judgment because actual prices and generation volumes have fluctuated in the past as a result of changing fuel costs and required plant maintenance and are expected to continue to do so in the future.

The primary estimates used at Integrys Energy Services in the impairment analyses are future revenue streams, capital expenditures, environmental landscape, and operating costs. A combination of inputs from both internal and external sources is used to project revenue streams. Integrys Energy Services forecasts future operating costs with input from external sources for fuel costs. These estimates are modeled over the projected remaining life of the power plants using the methodology defined in SFAS No. 144.

Integrys Energy Services evaluates property, plant, and equipment for impairment whenever indicators of impairment exist. These indicators include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in the use of the assets or business strategy related to such assets, and significant negative industry or economic trends. SFAS No. 144 requires that if the sum of the undiscounted expected future cash flows from a company's asset is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. For assets held for sale, impairment charges are recorded if the carrying value of such assets exceeds the estimated fair value less costs to sell. The amount of impairment recognized is calculated by reducing the carrying value of the asset to its fair value (or fair value less costs to sell if held for sale).

Throughout 2008, Integrys Energy Services tested various power plants for impairment whenever events or changes in circumstances indicated that a test was required in compliance with SFAS No. 144. No material impairment charges were recorded in 2008 as a result of the recoverability tests. Results of past impairment tests may not necessarily be an indicator of future results given the nature of the accounting estimates involved, as discussed more fully above. Future results or changes in assumptions could result in an impairment.

## Receivables and Reserves

Our regulated natural gas and electric utilities and Integrys Energy Services accrue estimated amounts of revenues for services rendered but not yet billed. Estimated unbilled revenues are calculated using a variety of factors based on customer class. At December 31, 2008 and 2007, Integrys Energy Group's unbilled revenues were $525.5 million and $464.7 million, respectively. Any difference between actual revenues and the estimates are recorded in revenue in the next period. Differences historically have not been significant.

With the exception of WPS, Integrys Energy Group records reserves for potential uncollectible customer accounts as an expense on the income statement and an uncollectible reserve on the balance sheet. At WPS, the PSCW follows the direct write-off approach in rates rather than the allowance method; therefore, a regulatory asset is debited rather than an expense account when the reserve for uncollectible accounts is set up. Actual write-offs at WPS are charged directly to an expense account in lieu of the reserve account. At the utilities, the reserves are based on known troubled accounts, historical experience, and other currently available evidence. Provisions for bad debt expense are affected by changes in various factors, including the impacts of the economy, commodity prices, and weather. Each quarter, the utilities evaluate the adequacy of the reserves for uncollectible accounts based on the most current available information and adjust the reserves for changes in estimated probable accounts receivable losses. Integrys Energy Services calculates the reserve for potential uncollectible customer receivable balances by applying an estimated bad debt experience rate to each past due aging category and reserving for 100% of specific customer receivable balances deemed to be uncollectible. The basis for calculating the reserve for receivables from wholesale counterparties considers netting agreements, collateral, and guarantees. If the assumption that historical uncollectible experience matches current customer default is incorrect, or if a specific customer with a large account receivable that has not previously been identified as a risk defaults, there could be significant changes to bad debt expense and the uncollectible reserve balance. At December 31, 2008 and 2007, Integrys Energy Group's reserve for uncollectible accounts was $62.5 million and $56.0 million, respectively.

## Pension and Other Postretirement Benefits

The costs of providing non-contributory defined benefit pension benefits and other postretirement benefits, described in Note 17, *"Employee Benefit Plans,"* are dependent upon numerous factors resulting from actual plan experience and assumptions regarding future experience.

Pension and other postretirement benefit costs are impacted by actual employee demographics (including age, compensation levels, and employment periods), the level of contributions made to the plans, and earnings on plan assets. Pension and other postretirement benefit costs may be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, discount rates used in determining the projected pension and other postretirement benefit obligations and costs, and health care cost trends. Changes made to the plan provisions may also impact current and future pension and other postretirement benefit costs.

Integrys Energy Group's pension and other postretirement benefit plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity and fixed income market returns, as well as changes in general interest rates, may result in increased or decreased benefit costs in future periods. Management believes that such changes in costs would be recovered at our regulated segments through the ratemaking process.

The following chart shows how a given change in certain actuarial assumptions would impact the projected benefit obligation and the reported annual pension cost on the income statement. Each factor below reflects an evaluation of the change based on a change in that assumption only.

| **Actuarial Assumption** *(Millions, except percentages)* | Percentage-Point Change in Assumption | Impact on Projected Benefit Obligation | Impact on 2008 Pension Cost |
|---|---|---|---|
| Discount rate | (0.5) | $60.0 | $1.2 |
| Discount rate | 0.5 | (57.2) | (2.0) |
| Rate of return on plan assets | (0.5) | N/A | 5.9 |
| Rate of return on plan assets | 0.5 | N/A | (5.9) |

The following chart shows how a given change in certain actuarial assumptions would impact the accumulated other postretirement benefit obligation and the reported annual other postretirement benefit cost on the income statement. Each factor below reflects an evaluation of the change based on a change in that assumption only.

| **Actuarial Assumption** *(Millions, except percentages)* | Percentage-Point Change in Assumption | Impact on Postretirement Benefit Obligation | Impact on 2008 Postretirement Benefit Cost |
|---|---|---|---|
| Discount rate | (0.5) | $25.7 | $2.2 |
| Discount rate | 0.5 | (24.2) | (2.9) |
| Health care cost trend rate | (1.0) | (46.0) | (9.0) |
| Health care cost trend rate | 1.0 | 55.5 | 9.4 |
| Rate of return on plan assets | (0.5) | N/A | 1.1 |
| Rate of return on plan assets | 0.5 | N/A | (1.1) |

Integrys Energy Group has developed an interest rate yield curve to enable it to make judgments pursuant to Emerging Issues Task Force Topic No. D-36, "Selection of Discount Rates Used for Measuring Defined Benefit Pension Obligations and Obligations of Post Retirement Benefit Plans Other Than Pensions." The yield curve is comprised of non-callable (or callable with make-whole provisions), high-quality corporate bonds with maturities between 0 and 30 years. The included bonds are generally rated by Moody's as Aaa and Aa with a minimum amount outstanding of $50 million. The expected annual benefit cash flows are discounted for each of Integrys Energy Group's pension and retiree welfare plans using this yield curve, and a single-point discount rate is developed matching each plan's expected payout structure.

Integrys Energy Group establishes its expected return on asset assumption based on consideration of historical and projected asset class returns, as well as the target allocations of the benefit trust portfolios. The assumed long-term rate of return was 8.5% in 2008, 2007, and 2006. For 2008, 2007, and 2006, the actual rates of return on pension plan assets, net of fees, were (25.9%), 6.2%, and 11.3%, respectively.

The determination of expected return on qualified plan assets is based on a market-related valuation of assets, which reduces year-to-year volatility. Cumulative gains and losses in excess of 10% of the greater of the pension benefit obligation or market-related value are amortized over the average remaining future service to expected retirement ages. Changes in fair value are recognized over the subsequent five years for plans previously sponsored by WPS, while differences between actual investment returns and the expected return on plan assets are recognized over a five-year period for plans previously sponsored by PEC. Because of this method, the future value of assets will be impacted as previously deferred gains or losses are included in market related value.

In selecting assumed health care cost trend rates, past performance and forecasts of health care costs are considered. More information on health care cost trend rates can be found in Note 17, *"Employee Benefit Plans."*

For a table showing future payments that Integrys Energy Group expects to make for pension and other postretirement benefits, see Note 17, *"Employee Benefit Plans."*

## Regulatory Accounting

The electric and natural gas utility segments of Integrys Energy Group follow SFAS No. 71, and our financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions regulating these segments. Certain items that would otherwise be immediately recognized as revenues and expenses are deferred as regulatory assets and regulatory liabilities for future recovery or refund to customers, as authorized by our regulators. Future recovery of regulatory assets is not assured, and is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Management regularly assesses whether these regulatory assets and liabilities are probable of future recovery or refund by considering factors such as changes in the regulatory environment, earnings at the utility segments, and the status of any pending or potential deregulation legislation. Once approved, the regulatory assets and liabilities are amortized into income over the rate recovery period. If recovery of costs is not approved or is no longer deemed probable, these regulatory assets or liabilities are recognized in current period income.

If our regulated electric and natural gas utility segments or a separable portion of those segments would no longer meet the criteria for application of SFAS No. 71, we would discontinue its application as defined under SFAS No. 101, "Regulated Enterprises—Accounting for the Discontinuation of Application of SFAS No. 71." Assets and liabilities recognized solely due to the actions of rate regulation would no longer be recognized on the balance sheet, but rather would be classified as an extraordinary item in income for the period in which the discontinuation occurred. A write-off of all of Integrys Energy Group's regulatory assets and regulatory liabilities at December 31, 2008, would result in an 11.9% decrease in total assets and a 3.0% decrease in total liabilities. See Note 7, *"Regulatory Assets and Liabilities,"* for more information.

### Environmental Activities Relating to Former Manufactured Gas Operations

Integrys Energy Group's utility subsidiaries, their predecessors, and certain former affiliates operated facilities in the past at multiple manufactured gas plant sites for the purpose of manufacturing gas and storing manufactured gas. The utility subsidiaries are accruing and deferring the costs incurred in connection with environmental activities at the manufactured gas plant sites pending recovery through rates or from other entities. The amounts deferred include costs incurred but not yet recovered through rates and management's best estimates of the costs that the utilities will incur in investigating and remediating the manufactured gas sites. Management's estimates are based upon a probabilistic model and an ongoing review by management of future investigative and remedial costs.

Management considers this policy critical due to the substantial uncertainty in the estimation of future costs with respect to the amount and timing of costs, and the extent of recovery from other potential responsible parties. See Note 15, *"Commitments and Contingencies,"* for further discussion of environmental matters.

### Tax Provision

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes for each of the jurisdictions in which we operate. This process involves estimating our actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheet. We must also assess the likelihood that our deferred tax assets will be recovered through future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance, which is offset by an adjustment to income tax expense in the Consolidated Income Statements. The interpretation of tax laws involves uncertainty, since tax authorities may interpret them differently. As of January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FAS 109." As allowed under Interpretation No. 48, Integrys Energy Group elected to change its method of accounting to record interest and penalties paid on income tax obligations as a component of income tax expense.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. The assumptions involved are supported by historical data, reasonable projections, and technical interpretations of applicable tax law and regulation across multiple taxing jurisdictions. Significant changes in these assumptions could have a material impact on Integrys Energy Group's financial condition and results of operations. See Notes 1(p) *"Income Taxes,"* and 14, *"Income Taxes,"* for a discussion of accounting for income taxes.

## IMPACT OF INFLATION

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and report operating results in terms of historic cost. The statements provide a reasonable, objective, and quantifiable statement of financial results, but they do not evaluate the impact of inflation. For our regulated operations, to the extent we are not recovering the effects of inflation, we will file rate cases as necessary in the various jurisdictions. Our nonregulated businesses include inflation in forecasted costs.

# CONSOLIDATED STATEMENTS OF INCOME

| Year Ended December 31 *(Millions, except per share data)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Nonregulated revenue | $ 9,737.9 | $ 6,987.0 | $5,156.7 |
| Utility revenue | 4,309.9 | 3,305.4 | 1,734.0 |
| **Total revenues** | 14,047.8 | 10,292.4 | 6,890.7 |
| Nonregulated cost of fuel, natural gas, and purchased power | 9,654.3 | 6,676.2 | 4,968.9 |
| Utility cost of fuel, natural gas, and purchased power | 2,744.1 | 2,044.2 | 1,006.1 |
| Operating and maintenance expense | 1,081.2 | 922.1 | 484.3 |
| Goodwill impairment loss | 6.5 | – | – |
| Depreciation and amortization expense | 221.4 | 195.1 | 121.3 |
| Taxes other than income taxes | 93.6 | 87.4 | 60.9 |
| **Operating income** | 246.7 | 367.4 | 249.2 |
| Miscellaneous income | 87.3 | 64.1 | 42.8 |
| Interest expense | (158.1) | (164.5) | (99.2) |
| Minority interest | 0.1 | 0.1 | 3.8 |
| **Other expense** | (70.7) | (100.3) | (52.6) |
| Income before taxes | 176.0 | 267.1 | 196.6 |
| Provision for income taxes | 51.2 | 86.0 | 45.0 |
| **Income from continuing operations** | 124.8 | 181.1 | 151.6 |
| Discontinued operations, net of tax | 4.7 | 73.3 | 7.3 |
| **Income before preferred stock dividends of subsidiary** | 129.5 | 254.4 | 158.9 |
| Preferred stock dividends of subsidiary | 3.1 | 3.1 | 3.1 |
| **Income available for common shareholders** | $ 126.4 | $ 251.3 | $ 155.8 |
| **Average shares of common stock** | | | |
| Basic | 76.7 | 71.6 | 42.3 |
| Diluted | 77.0 | 71.8 | 42.4 |
| **Earnings per common share (basic)** | | | |
| Income from continuing operations | $1.59 | $2.49 | $3.51 |
| Discontinued operations, net of tax | 0.06 | 1.02 | 0.17 |
| Earnings per common share (basic) | $1.65 | $3.51 | $3.68 |
| **Earnings per common share (diluted)** | | | |
| Income from continuing operations | $1.58 | $2.48 | $3.50 |
| Discontinued operations, net of tax | 0.06 | 1.02 | 0.17 |
| Earnings per common share (diluted) | $1.64 | $3.50 | $3.67 |
| **Dividends per common share** | $2.68 | $2.56 | $2.28 |

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

# CONSOLIDATED BALANCE SHEETS

| At December 31 *(Millions)* | 2008 | 2007 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 254.1 | $ 41.2 |
| Accounts receivable and accrued unbilled revenues, net of reserves of $62.5 and $56.0, respectively | 2,155.3 | 1,870.0 |
| Inventories | 732.9 | 663.4 |
| Assets from risk management activities | 2,223.7 | 840.7 |
| Regulatory assets | 244.0 | 141.7 |
| Other current assets | 280.8 | 169.3 |
| **Current assets** | 5,890.8 | 3,726.3 |
| Property, plant, and equipment, net of accumulated depreciation of $2,710.0 and $2,602.2, respectively | 4,773.3 | 4,463.8 |
| Regulatory assets | 1,444.8 | 1,102.3 |
| Assets from risk management activities | 758.7 | 459.3 |
| Goodwill | 933.9 | 948.3 |
| Pension assets | – | 101.4 |
| Other | 471.0 | 433.0 |
| **Total assets** | $14,272.5 | $11,234.4 |
| **Liabilities and Shareholders' Equity** | | |
| Short-term debt | $ 1,209.0 | $ 468.2 |
| Current portion of long-term debt | 155.2 | 55.2 |
| Accounts payable | 1,534.3 | 1,331.8 |
| Liabilities from risk management activities | 2,190.3 | 813.5 |
| Regulatory liabilities | 58.8 | 77.9 |
| Deferred income taxes | 71.6 | 13.9 |
| Other current liabilities | 494.8 | 487.7 |
| **Current liabilities** | 5,714.0 | 3,248.2 |
| Long-term debt | 2,288.0 | 2,265.1 |
| Deferred income taxes | 435.7 | 494.4 |
| Deferred investment tax credits | 36.9 | 38.3 |
| Regulatory liabilities | 275.5 | 292.4 |
| Environmental remediation liabilities | 640.6 | 705.6 |
| Pension and other postretirement benefit obligations | 636.5 | 247.9 |
| Liabilities from risk management activities | 762.7 | 372.0 |
| Asset retirement obligations | 179.1 | 140.2 |
| Other | 152.8 | 143.4 |
| **Long-term liabilities** | 5,407.8 | 4,699.3 |
| **Commitments and contingencies** | | |
| Preferred stock of subsidiary with no mandatory redemption – $100 par value; 1,000,000 shares authorized; 511,882 shares issued; 510,516 shares outstanding | 51.1 | 51.1 |
| Common stock – $1 par value; 200,000,000 shares authorized; 76,430,037 shares issued; 75,992,768 shares outstanding | 76.4 | 76.4 |
| Additional paid-in capital | 2,487.9 | 2,473.8 |
| Retained earnings | 624.6 | 701.9 |
| Accumulated other comprehensive loss | (72.8) | (1.3) |
| Treasury stock and shares in deferred compensation trust | (16.5) | (15.0) |
| **Total liabilities and shareholders' equity** | $14,272.5 | $11,234.4 |

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

| (Millions) | Total | Deferred Compensation Trust | Common Stock | Additional Paid in Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income (Loss): Cash Flow Hedges | Minimum Pension Liability | SFAS 158 Pension Costs | Available For Sale Securities | Foreign Currency Translation |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2005** | $1,304.2 | $(10.9) | $40.1 | $ 717.0 | $568.7 | $(0.3) | $ (7.6) | $(3.8) | $ – | $0.6 | $ 0.4 |
| Income available for common shareholders | 155.8 | – | – | – | 155.8 | – | – | – | – | – | – |
| Other Comprensive Income | | | | | | | | | | | |
| Net unrealized (losses) on cash flow hedges (net of tax of $11.9) | (18.0) | – | – | – | – | – | (18.0) | – | – | – | – |
| Reclassification into earnings from cash flow hedges (net of tax of $11.4) | 17.4 | – | – | – | – | – | 17.4 | – | – | – | – |
| Minimum pension liability (net of tax of $1.6) | 2.4 | – | – | – | – | – | – | 2.4 | – | – | – |
| Available for sale securities (net of tax of $0.2) | (0.4) | – | – | – | – | – | – | – | – | (0.4) | – |
| Foreign currency translation (net of tax of $0.2) | (0.3) | – | – | – | – | – | – | – | – | – | (0.3) |
| Comprehensive income | 156.9 | – | – | – | – | – | – | – | – | – | – |
| Issuance of common stock | 164.6 | – | 3.2 | 161.4 | – | – | – | – | – | – | – |
| Dividends on common stock | (96.0) | – | – | – | (96.0) | – | – | – | – | – | – |
| Adjustment to initially apply SFAS No. 158 (net of taxes of $2.9) | (4.5) | – | – | – | – | – | – | 1.4 | (5.9) | – | – |
| Other | 8.4 | (2.3) | 0.1 | 10.9 | (0.3) | – | – | – | – | – | – |
| **Balance at December 31, 2006** | $1,533.6 | $(13.2) | $43.4 | $ 889.3 | $628.2 | $(0.3) | $ (8.2) | $ – | $ (5.9) | $0.2 | $ 0.1 |
| Income available for common shareholders | 251.3 | – | – | – | 251.3 | – | – | – | – | – | – |
| Other Comprensive Income | | | | | | | | | | | |
| Net unrealized (losses) on cash flow hedges (net of tax of $11.9) | (18.4) | – | – | – | – | – | (18.4) | – | – | – | – |
| Reclassification into earnings from cash flow hedges (net of tax of $15.0) | 23.3 | – | – | – | – | – | 23.3 | – | – | – | – |
| SFAS No. 158 unrecognized pension costs (net of taxes of $3.0) | 3.8 | – | – | – | – | – | – | – | 3.8 | – | – |
| Available for sale securities (net of tax of $0.2) | 0.4 | – | – | – | – | – | – | – | – | 0.4 | – |
| Foreign currency translation (net of tax of $2.2) | 3.6 | – | – | – | – | – | – | – | – | – | 3.6 |
| Comprehensive income | 264.0 | – | – | – | – | – | – | – | – | – | – |
| Issuance of common stock | 45.6 | – | 1.1 | 44.5 | – | – | – | – | – | – | – |
| Peoples Energy Corporation merger | 1,559.3 | – | 31.9 | 1,527.4 | – | – | – | – | – | – | – |
| Stock based compensation | 8.7 | – | – | 8.7 | – | – | – | – | – | – | – |
| Dividends on common stock | (177.0) | – | – | – | (177.0) | – | – | – | – | – | – |
| Other | 1.6 | (1.5) | – | 3.9 | (0.6) | – | (0.3) | – | – | – | 0.1 |
| **Balance at December 31, 2007** | $3,235.8 | $(14.7) | $76.4 | $2,473.8 | $701.9 | $(0.3) | $ (3.6) | $ – | $ (2.1) | $0.6 | $ 3.8 |
| Income available for common shareholders | **126.4** | **–** | **–** | **–** | **126.4** | **–** | **–** | **–** | **–** | **–** | **–** |
| Other Comprensive Income | | | | | | | | | | | |
| Net unrealized (losses) on cash flow hedges (net of tax of $53.7) | **(84.0)** | **–** | **–** | **–** | **–** | **–** | **(84.0)** | **–** | **–** | **–** | **–** |
| Reclassification into earnings from cash flow hedges (net of tax of $20.0) | **31.2** | **–** | **–** | **–** | **–** | **–** | **31.2** | **–** | **–** | **–** | **–** |
| SFAS No. 158 unrecognized pension costs (net of taxes of $8.1) | **(12.7)** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **(12.7)** | **–** | **–** |
| Available for sale securities (net of tax of $0.3) | **(0.5)** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **(0.5)** | **–** |
| Foreign currency translation (net of tax of $3.4) | **(5.5)** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **(5.5)** |
| Comprehensive income | **54.9** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| Cumulative effect of change in accounting principle | **4.5** | **–** | **–** | **–** | **4.5** | **–** | **–** | **–** | **–** | **–** | **–** |
| Effects of changing pension plan measurement date pursuant to SFAS No. 158 | **(3.5)** | **–** | **–** | **–** | **(3.5)** | **–** | **–** | **–** | **–** | **–** | **–** |
| Purchase of deferred compensation shares | **(2.7)** | **(2.7)** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| Stock based compensation | **12.6** | **–** | **–** | **12.5** | **–** | **0.1** | **–** | **–** | **–** | **–** | **–** |
| Dividends on common stock | **(203.9)** | **–** | **–** | **–** | **(203.9)** | **–** | **–** | **–** | **–** | **–** | **–** |
| Other | **1.9** | **1.1** | **–** | **1.6** | **(0.8)** | **–** | **–** | **–** | **–** | **–** | **–** |
| **Balance at December 31, 2008** | **$3,099.6** | **$(16.3)** | **$76.4** | **$2,487.9** | **$624.6** | **$(0.2)** | **$(56.4)** | **$ –** | **$(14.8)** | **$0.1** | **$(1.7)** |

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| Year Ended December 31 *(Millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Operating Activities** | | | |
| Income before preferred stock dividends of subsidiary | $129.5 | $254.4 | $ 158.9 |
| Adjustments to reconcile income before preferred stock dividends of subsidiary to net cash (used for) provided by operating activities | | | |
| Discontinued operations, net of tax | (4.7) | (73.3) | (7.3) |
| Goodwill impairment loss | 6.5 | – | – |
| Depreciation and amortization expense | 221.4 | 195.1 | 121.3 |
| Refund of nonqualified decommissioning trust | (0.5) | (70.6) | (54.5) |
| Weston 3 outage expenses | 0.4 | (22.7) | – |
| Recovery of Midwest Independent Transmission System Operator, Inc. (MISO) Day 2 expenses | 19.8 | – | – |
| Recoveries and refunds of other regulatory assets and liabilities | 31.4 | 32.6 | 15.2 |
| Amortization of nonregulated customer contract intangibles | 13.3 | 21.0 | – |
| Net unrealized (gains) losses on nonregulated energy contracts | (15.8) | (59.5) | 7.3 |
| Nonregulated lower of cost or market inventory adjustments | 167.3 | 7.0 | 0.9 |
| Bad debt expense | 76.8 | 39.1 | 10.9 |
| Pension and other postretirement expense | 50.7 | 67.5 | 51.6 |
| Pension and other postretirement funding | (40.8) | (35.3) | (43.2) |
| Deferred income taxes and investment tax credit | 62.4 | 66.8 | 12.4 |
| Gain on sale of investments | – | (2.7) | (21.6) |
| (Gain) loss on sale of property, plant, and equipment | (1.2) | 1.1 | 1.3 |
| Equity income, net of dividends | (15.1) | 2.4 | 14.4 |
| Other | (3.9) | (22.5) | 22.8 |
| Changes in working capital | | | |
| Receivables and unbilled revenues, net | (446.9) | 51.3 | (19.4) |
| Inventories | (312.0) | (172.9) | (206.5) |
| Other current assets | (124.6) | 0.9 | (32.4) |
| Accounts payable | (53.2) | (96.5) | 7.5 |
| Other current liabilities | (10.8) | 55.3 | 33.3 |
| **Net cash (used for) provided by operating activities** | (250.0) | 238.5 | 72.9 |
| **Investing Activities** | | | |
| Capital expenditures | (532.8) | (392.6) | (342.0) |
| Proceeds from sale or disposal of property, plant, and equipment | 31.1 | 15.6 | 4.5 |
| Purchase of equity investments and other acquisitions | (37.8) | (66.5) | (60.1) |
| Proceeds from the sale of investments | – | – | 58.4 |
| Cash paid for transaction costs related to Peoples Energy Corporation merger | – | (14.4) | (5.5) |
| Acquisition of natural gas operations in Michigan and Minnesota, net of liabilities assumed | – | 1.9 | (659.3) |
| Restricted cash for repayment of long-term debt | – | 22.0 | (22.0) |
| Cash paid for transmission interconnection | (17.4) | (23.9) | (11.6) |
| Proceeds received from transmission interconnection | 99.7 | – | – |
| Other | 5.0 | 6.4 | 7.5 |
| **Net cash used for investing activities** | (452.2) | (451.5) | (1,030.1) |
| **Financing Activities** | | | |
| Short-term debt, net | 569.7 | (463.7) | 458.0 |
| Issuance of notes payable | 155.7 | – | – |
| Proceeds from sale of borrowed natural gas | 530.4 | 211.9 | 197.0 |
| Purchase of natural gas to repay natural gas loans | (257.2) | (177.5) | (265.4) |
| Issuance of long-term debt | 181.5 | 125.2 | 447.0 |
| Repayment of long-term debt | (58.1) | (26.5) | (4.0) |
| Payment of dividends | | | |
| Preferred stock | (3.1) | (3.1) | (3.1) |
| Common stock | (203.9) | (177.0) | (96.0) |
| Issuance of common stock | – | 45.6 | 164.6 |
| Other | (3.7) | 5.9 | (6.4) |
| **Net cash provided by (used for) financing activities** | 911.3 | (459.2) | 891.7 |
| **Change in cash and cash equivalents – continuing operations** | 209.1 | (672.2) | (65.5) |
| Change in cash and cash equivalents – discontinued operations | | | |
| Net cash (used for) provided by operating activities | – | (109.3) | 41.9 |
| Net cash provided by investing activities | 3.8 | 799.5 | 19.1 |
| **Change in cash and cash equivalents** | 212.9 | 18.0 | (4.5) |
| Cash and cash equivalents at beginning of year | 41.2 | 23.2 | 27.7 |
| **Cash and cash equivalents at end of year** | $254.1 | $ 41.2 | $ 23.2 |

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

# NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***(a) Nature of Operations***—Integrys Energy Group is a holding company whose primary wholly owned subsidiaries at December 31, 2008, included Wisconsin Public Service Corporation (WPS), Upper Peninsula Power Company (UPPCO), Michigan Gas Utilities Corporation (MGU), Minnesota Energy Resources Corporation (MERC), The Peoples Gas Light and Coke Company (PGL), North Shore Gas Company (NSG), and Integrys Energy Services. Of these subsidiaries, six subsidiaries are regulated electric and/or natural gas utilities and one subsidiary, Integrys Energy Services, is a nonregulated energy supply and services company.

The term "utility" refers to the regulated activities of the electric and natural gas utility segments, while the term "nonutility" refers to the activities of the electric and natural gas utility segments that are not regulated. The term "nonregulated" refers to activities at Integrys Energy Services.

The line item on the Consolidated Statements of Income titled "Income available for common shareholders" is net income.

***(b) Consolidation Basis of Presentation***—The Consolidated Financial Statements include the accounts of Integrys Energy Group and all majority owned subsidiaries, after eliminating intercompany transactions and balances. If a minority owner's equity is reduced to zero, our policy is to record 100% of the subsidiary's losses until the minority owner makes capital contributions or commits to fund its share of the operating costs. The cost method of accounting is used for investments when Integrys Energy Group owns less than 20% of the voting equity of a company, unless other evidence indicates we have significant influence over the operating and financial policies of the investee. Investments in businesses not controlled by Integrys Energy Group, but over which we have significant influence regarding the operating and financial policies of the investee, are accounted for using the equity method. For additional information on our equity method investments see Note 8, "*Investments in Affiliates, at Equity Method.*"

*Mergers and Acquisitions*

Effective February 21, 2007, the Peoples Energy Corporation (PEC) merger was consummated and the assets and liabilities, results of operations, and cash flows of PEC were included in Integrys Energy Group's Consolidated Financial Statements commencing February 22, 2007. See Note 5, "*Acquisitions and Dispositions,*" for more information.

The assets and liabilities, results of operations, and cash flows of MGU and MERC were included in Integrys Energy Group's Consolidated Financial Statements effective April 1, and July 1, 2006, respectively. See Note 5, "*Acquisitions and Dispositions,*" for more information.

*Dispositions*

A contingent payment made by the buyer of Integrys Energy Services' Stoneman generation facility resulted in a gain that was recorded as a component of discontinued operations in the fourth quarter of 2008. See Note 3, "*Discontinued Operations,*" for more information.

Peoples Energy Production Company's (PEP's) results of operations and cash flows are reported in discontinued operations in 2007. The sale of PEP was completed on September 28, 2007. Refer to Note 3, "*Discontinued Operations,*" for more information.

For all applicable periods presented, Sunbury (sold in 2006) and Niagara (sold in 2007) have been reclassified as held for sale, and results of operations and cash flows for these entities have been reclassified as discontinued operations. Refer to Note 3, "*Discontinued Operations,*" for more information.

***(c) Use of Estimates***—We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. We make estimates and assumptions that affect assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

***(d) Cash and Cash Equivalents***—Short-term investments with an original maturity of three months or less are reported as cash equivalents.

The following is supplemental disclosure to the Integrys Energy Group Consolidated Statements of Cash Flows:

| *(Millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Cash paid for interest | **$156.8** | $144.5 | $87.6 |
| Cash paid for income taxes | **100.9** | 198.1 | 37.7 |

Significant non-cash transactions were:

| *(Millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Construction costs funded through accounts payable | **$34.2** | $ 26.1 | $32.0 |
| Equity issued for net assets acquired in PEC merger | **–** | 1,559.3 | – |
| Realized gain on settlement of contracts due to PEC merger | **–** | 4.0 | – |
| PEP post-closing adjustments funded through other current liabilities | **–** | 9.9 | – |
| Transaction costs related to the merger with PEC funded through other current liabilities | **–** | – | 8.1 |

***(e) Revenue and Customer Receivables***—Revenues are recognized on the accrual basis and include estimated amounts for electric and natural gas services provided but not billed. At December 31, 2008, and 2007, Integrys Energy Group's unbilled revenues were $525.5 million and $464.7 million, respectively. Currently there are no customers or industries that account for more than 10% of Integrys Energy Group's revenues.

Prudent fuel and purchased power costs are recovered from customers under one-for-one recovery mechanisms by UPPCO and by the wholesale electric operations and Michigan retail electric operations of WPS, which provide for subsequent adjustments to rates for all changes in commodity costs. There is a portion of WPS's wholesale electric business that limits cost recovery to no greater than the 2-year average rate charged to large industrial retail customers for that same period. The costs of natural gas prudently incurred by the natural gas utility subsidiaries are also recovered from customers under one-for-one recovery mechanisms.

WPS's Wisconsin retail electric operations do not have a one-for-one recovery mechanism. Instead, a "fuel window" mechanism is used to recover fuel and purchased power costs. Under the fuel window, if actual fuel and purchased power costs deviate by more than 2% from costs included in the rates charged to customers, a rate review can be triggered. Once a rate review is triggered, rates may be reset (subject to Public Service Commission of Wisconsin (PSCW) approval) for the remainder of the year to recover or refund, on an annualized basis, the projected increase or decrease in the cost of fuel and purchased power.

All of Integrys Energy Group's utility subsidiaries are required to provide service and grant credit to customers within their service territories. The companies continually review their customers' credit-worthiness and obtain or refund deposits accordingly. The utilities are generally precluded from discontinuing service to residential customers during winter moratorium months.

Revenues related to derivative instruments classified as trading are reported net of related cost of sales for all periods presented.

In connection with the March 2006 settlement of Natural Gas Charge proceedings for fiscal years 2001 through 2004, PGL now nets revenues against expenses from natural gas hub services, resulting in a credit to utility customers' natural gas charges.

Integrys Energy Group presents revenue net of pass-through taxes on the Consolidated Statements of Income.

***(f) Inventories***—Inventories consist of natural gas in storage, liquid propane, and fossil fuels, including coal. Average cost is used to value fossil fuels, liquid propane, and natural gas in storage for our regulated segments, excluding PGL and NSG. PGL and NSG price natural gas storage injections at the calendar year average of the costs of natural gas supply purchased. Withdrawals from storage are priced on the last-in, first-out (LIFO) cost method. Inventories stated on a LIFO basis represent approximately 16% of total inventories at December 31, 2008, and 14% of total inventories at December 31, 2007. The estimated replacement cost of natural gas in inventory at December 31, 2008, and December 31, 2007, exceeded the LIFO cost by approximately $212.2 million and $304.4 million, respectively. In calculating these replacement amounts, PGL and NSG used a Chicago city-gate natural gas price per dekatherm of $5.80 at December 31, 2008, and $7.33 at December 31, 2007.

Inventories at Integrys Energy Services are valued at the lower of cost or market unless hedged pursuant to a fair value hedge, in which case changes in the fair value of inventory subsequent to the hedge designation are recorded directly to inventory.

***(g) Risk Management Activities***—As part of our regular operations, Integrys Energy Group enters into contracts, including options, swaps, futures, forwards, and other contractual commitments, to manage market risks such as changes in commodity prices, interest rates, and foreign currency exchange rates, which are described more fully in Note 2, "*Risk Management Activities.*" Derivative instruments at the utilities are entered into in accordance with the terms of the risk management policies approved by Integrys Energy Group's Board of Directors and, if applicable, by the respective regulators.

Integrys Energy Group accounts for derivative instruments pursuant to Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. Under the provisions of SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value unless they qualify for the normal purchases and sales exception. Most energy-related physical and financial derivatives in our regulated operations qualify for regulatory deferral subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." These derivatives are marked to fair value pursuant to SFAS No. 133 and are offset with a corresponding regulatory asset or liability. Management believes any gains or losses resulting from the eventual settlement of these derivative instruments will be collected from or refunded to customers.

Integrys Energy Group classifies unrealized gains and losses on derivative instruments that do not qualify for hedge accounting or regulatory deferral as a component of revenues. Unrealized gains and losses on fair value hedges are recognized currently in revenue, as are the changes in fair value of the hedged items. To the extent they are effective, the changes in the values of contracts designated as cash flow hedges are included in other comprehensive income, net of taxes. Fair value hedge ineffectiveness and cash flow hedge ineffectiveness are recorded in revenue or operating and maintenance expense on the Consolidated Statements of Income, based on the nature of the transactions.

Financial Accounting Standards Board (FASB) Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," as amended, provides the option to present certain asset and liability derivative positions net on the balance sheet and to net the related cash collateral against these net derivative positions. Integrys Energy Group elected not to net these items. On the Consolidated Balance Sheets, cash collateral provided to others is reflected in accounts receivable, and cash collateral received from others is reflected in other current liabilities.

***(h) Emission Allowances***—Integrys Energy Services accounts for emission allowances as intangible assets, with cash inflows and outflows related to purchases and sales of emission allowances recorded as investing activities in the Consolidated Statements of Cash Flows. Integrys Energy Services uses the guidance in SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," to test allowances for impairment. The utilities account for emission allowances as inventory at average cost by vintage year. Charges to income result when allowances are utilized in operating the utilities' generation plants. Gains on sales of allowances at the utilities are generally returned to ratepayers.

***(i) Property, Plant, and Equipment***—Utility plant is stated at the original cost of construction, including Allowance for Funds Used During Construction (AFUDC). The costs of renewals and betterments of units of property (as distinguished from minor items of property) are capitalized as additions to the utility plant accounts. Except for land, no gain or loss is recognized in connection with ordinary retirements of utility property units. Maintenance, repair, replacement, and renewal costs associated with items not qualifying as units of property are considered operating expenses. PGL and NSG charge the cost of units of property retired, sold, or otherwise disposed of to the accumulated provision for depreciation and record the cost of removal, less salvage value, associated with the retirement to depreciation expense. The other utilities charge the cost of units of property retired, sold, or otherwise disposed of, less salvage value, to the accumulated provision for depreciation and record a regulatory liability for removal costs, with removal costs charged against the liability as incurred.

Integrys Energy Group records straight-line depreciation expense over the estimated useful life of utility property, using depreciation rates as approved by the applicable regulators. Annual utility composite depreciation rates are shown below.

| Annual Utility Composite Depreciation Rates | 2008 | 2007 | 2006 |
|---|---|---|---|
| WPS – Electric | **3.09%** | 3.35% | 3.36% |
| WPS – Natural gas | **3.39%** | 3.52% | 3.57% |
| UPPCO | **2.98%** | 3.01% | 2.90% |
| MGU | **2.67%** | 2.67% | 2.06% [1] |
| MERC | **3.32%** | 3.42% | 1.76% [2] |
| PGL | **2.55%** | 2.86% [3] | – |
| NSG | **1.80%** | 1.85% [3] | – |

[1] *Composite depreciation rate for 9 months of the year.*
[2] *Composite depreciation rate for 6 months of the year.*
[3] *Composite depreciation rate from February 22, 2007, through the end of 2007.*

Interest capitalization is applied to nonutility property during construction, and a gain and loss is recognized for retirements. Currently, nonutility property at the regulated utilities consists primarily of land.

Nonregulated plant is stated at cost, which includes capitalized interest, or estimated fair value at the time of acquisition. The costs of renewals, betterments, and major overhauls are capitalized as additions to plant. The gains or losses associated with ordinary retirements are recorded in the period of retirement. Maintenance, repair, and minor replacement costs are expensed as incurred.

Most of the nonregulated subsidiaries compute depreciation using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Structures and improvements | 15 to 40 years |
| Office and plant equipment | 5 to 40 years |
| Office furniture and fixtures | 3 to 10 years |
| Vehicles | 5 years |
| Computer equipment | 3 to 8 years |
| Leasehold improvements | Shorter of: life of the lease or life of the asset |

The nonregulated Combined Locks Energy Center uses the units of production depreciation method for selected components of equipment having defined lives stated in terms of hours of production.

Integrys Energy Group capitalizes certain costs related to software developed or obtained for internal use and amortizes those costs to operating expense over the estimated useful life of the related software, which ranges from 3 to 15 years.

See Note 4, "*Property, Plant, and Equipment*," for details regarding Integrys Energy Group's property, plant, and equipment balances.

***(j) Capitalized Interest and AFUDC***—Our nonregulated subsidiaries capitalize interest for construction projects, while our utilities capitalize the cost of funds used for construction using a calculation that includes both internal equity and external debt components, as required by regulatory accounting. The internal equity component of capitalized AFUDC is accounted for as other income, and the external debt component is accounted for as a decrease to interest expense.

Approximately 50% of WPS's retail jurisdictional construction work in progress expenditures are subject to the AFUDC calculation. For 2008, WPS's average AFUDC retail rate was 8.61%. WPS's construction work in progress average AFUDC wholesale rate was 8.04%. WPS's allowance for equity funds used during construction for 2008, 2007, and 2006 was $5.2 million, $0.9 million, and $0.6 million, respectively. WPS's allowance for borrowed funds used during construction for 2008, 2007, and 2006 was $1.8 million, $0.3 million, and $0.2 million, respectively.

The AFUDC calculation for the other utilities is determined by the respective state commissions, each with specific requirements. Based on these requirements, the other utilities did not record significant AFUDC for 2008, 2007, or 2006.

The interest rate capitalized on long-term construction at our nonregulated subsidiaries is based upon the monthly short-term borrowing rate Integrys Energy Group incurs for such funds. The nonregulated subsidiaries had no significant interest capitalized during 2008, 2007, and 2006.

***(k) Regulatory Assets and Liabilities***—The regulated electric and natural gas utility segments of Integrys Energy Group are subject to the provisions of SFAS No. 71. Regulatory assets represent probable future revenue associated with certain costs or liabilities that have been deferred and are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or amounts collected in rates for future costs. If at any reporting date a previously recorded regulatory asset is no longer probable of recovery, the regulatory asset is reduced to the amount considered probable of recovery with the reduction charged to expense in the year the determination is made. See Note 7, "*Regulatory Assets and Liabilities,*" for more information.

***(l) Asset Impairment***—We review the recoverability of long-lived tangible and intangible assets in accordance with SFAS No. 144. This statement requires review of assets when events or circumstances indicate that the carrying amount may not be recoverable. We base our evaluation on the presence of impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, and other external market conditions or factors.

The carrying amount of assets held and used is considered not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value.

The carrying value of assets held for sale is not recoverable if it exceeds the fair value less cost to sell the asset. An impairment charge is recorded for any excess of the carrying value over the fair value less cost to sell.

The carrying values of cost and equity method investments are assessed for impairment by comparing the fair values of these investments to their carrying values, if a fair value assessment was completed, or by reviewing for the presence of impairment indicators. If an impairment exists and it is determined to be other-than-temporary, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value.

***(m) Goodwill and Other Intangible Assets***—In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangible assets with indefinite lives are not amortized, but are subject to an annual impairment test. WPS, MGU, MERC, PGL, NSG, and Integrys Energy Services, our reporting units with goodwill, perform their annual goodwill impairment tests during the second quarter of each year. Interim impairment tests are performed whenever events or changes in circumstances indicate that the asset might be impaired.

Other intangible assets with definite lives consist primarily of emission allowances, customer related intangible assets, and customer contract assets and liabilities. The impairment testing for these intangible assets is performed in accordance with SFAS No. 144 and is discussed in Note 1(l), "*Summary of Significant Accounting Policies – Asset Impairment.*"

For more information on Integrys Energy Group's goodwill and other intangible assets, see Note 9, "*Goodwill and Other Intangible Assets.*"

***(n) Retirement of Debt***—Any call premiums or unamortized expenses associated with refinancing utility debt obligations are amortized consistent with regulatory treatment of those items. Any gains or losses resulting from the retirement of nonutility debt are recorded through earnings, while gains or losses resulting from the retirement of utility debt that is not refinanced are either amortized over the remaining life of the original debt or recorded through earnings.

***(o) Asset Retirement Obligations***—Integrys Energy Group applies SFAS No. 143, "Accounting for Asset Retirement Obligations," and FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." Under these accounting standards, Integrys Energy Group recognizes legal obligations at fair value associated with the retirement of tangible long-lived assets that result from the acquisition, construction or development, and/or normal operation of the assets. A liability is recorded for these obligations as long as the fair value can be reasonably estimated, even if the timing or method of settling the obligation is unknown. The asset retirement obligations are accreted using a credit-adjusted risk-free interest rate commensurate with the expected settlement dates of the asset retirement obligations; this rate is determined at the date the obligation is incurred. The associated retirement costs are capitalized as part of the related long-lived assets and are depreciated over the useful lives of the assets. See Note 13, "*Asset Retirement Obligations*," for more information.

***(p) Income Taxes***—We account for income taxes using the liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes have been recorded using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Our regulated utilities are allowed to defer certain adjustments made to income taxes and record regulatory assets or liabilities related to these adjustments.

Integrys Energy Group adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FAS 109," on January 1, 2007. As a result of the implementation of Interpretation No. 48, Integrys Energy Group recognized a $0.1 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase in the January 1, 2007, balance of retained earnings.

Investment tax credits that reduce our income taxes payable for the current year are eligible for carryover and are recognized as a reduction of income tax expense if the credits are generated in our nonregulated operations. We do not reduce our current year income tax expense if it is likely that we will sell the related property that generated the tax credits after the end of the year and the tax credits would also be transferred to the seller as permitted under tax law. For credits generated in our regulated operations that apply SFAS No. 71, our regulators reduce our future rates over the lives of the property to which the tax credits relate; accordingly, we defer the investment tax credits in the year our taxes payable are reduced and we reduce income tax expense over the useful lives of the related property.

Integrys Energy Group files a consolidated United States income tax return that includes domestic subsidiaries of which its ownership is 80% or more. Integrys Energy Group and its consolidated subsidiaries are parties to a tax allocation arrangement under which each entity determines its income tax provision on a stand-alone basis. In several states, combined or consolidated filing is required for certain members of Integrys Energy Group doing business in that state. The tax allocation arrangement equitably allocates the state taxes associated with these combined or consolidated filings.

For more information regarding Integrys Energy Group's accounting for income taxes, see Note 14, "*Income Taxes.*"

***(q) Guarantees***—Integrys Energy Group applies Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others," which requires that the guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. For additional information on guarantees, see Note 16, "*Guarantees.*"

***(r) Employee Benefits***—The costs of pension and other postretirement benefits are expensed over the periods during which employees render service. The transition obligation related to other postretirement plans that existed at Integrys Energy Group prior to the PEC merger is being recognized over a 20-year period beginning in 1993. In computing the expected return on plan assets, Integrys Energy Group uses a market related value of plan assets. Changes in fair value are recognized over the subsequent five years for plans previously sponsored by WPS, while differences between actual investment returns and the expected return on plan assets are recognized over a five-year period for plans previously sponsored by PEC. The benefit costs associated with employee benefit plans are allocated among Integrys Energy Group's subsidiaries based on employees' time reporting and actuarial calculations, as applicable. Integrys Energy Group's regulators allow recovery in rates for the regulated utilities' net periodic benefit cost calculated under United States Generally Accepted Accounting Principles (GAAP).

Integrys Energy Group adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- an amendment of FASB Statements No. 87, 88, 106, and 132(R)," at December 31, 2006. SFAS No. 158 requires employers to recognize a defined benefit postretirement plan's funded status in the balance sheet, and recognize changes in the plan's funded status in other comprehensive income in the year in which the changes occur. Integrys Energy Group's regulated utilities record changes in the funded status to regulatory asset or liability accounts, pursuant to SFAS No. 71.

Integrys Energy Group uses a December 31 measurement date for all of its pension and other postretirement benefit plans.

For additional information on Integrys Energy Group's employee benefits, see Note 17, "*Employee Benefit Plans.*"

***(s) Stock-Based Employee Compensation***—Integrys Energy Group has stock-based employee compensation plans, which are described more fully in Note 20, "*Stock-Based Compensation.*" Effective January 1, 2006, Integrys Energy Group adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified prospective transition method. Under this transition method, prior periods' results were not restated. Stock-based compensation cost for 2006 included compensation cost for all stock-based compensation awards granted prior to, but not yet fully vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, adjusted for estimated future forfeitures. The fair values of stock-based compensation awards granted after January 1, 2006, were estimated in accordance with the provisions of SFAS No. 123(R). The cumulative effect of a change in accounting principle recorded upon adoption of SFAS No. 123(R) was not significant.

***(t) Fair Value***—Effective January 1, 2008, Integrys Energy Group adopted SFAS No. 157, "Fair Value Measurements." This standard defines fair value and requires enhanced disclosures about assets and liabilities carried at fair value. As of December 31, 2008, these additional disclosures are required only for financial assets and liabilities measured at fair value and for nonfinancial assets and liabilities measured at fair value on a recurring basis, following the guidance in FASB Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157." These disclosures can be found in Note 21, "*Fair Value.*"

SFAS No. 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model. SFAS No. 157 also specifies that transaction costs should not be considered in the determination of fair value. On January 1, 2008, Integrys Energy Group recognized an increase to nonregulated revenues of $11.0 million due to the exclusion of transaction costs from Integrys Energy Services' fair value estimates.

SFAS No. 157 nullified a portion of Emerging Issues Task Force Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and

Risk Management Activities." Under Issue No. 02-3, inception gains or losses were deferred unless the fair value of the derivative was substantially based on quoted prices or other current market transactions. However, SFAS No. 157 provides a framework to consider, in evaluating a transaction, whether a transaction represents fair value at initial recognition. Integrys Energy Services recognized a pre-tax cumulative effect increase to retained earnings of $4.5 million on January 1, 2008, related to the nullification of the aforementioned portion of Issue No. 02-3.

In conjunction with the implementation of SFAS No. 157, Integrys Energy Services determined that the unit of account for its derivative instruments is the individual contract level; accordingly, these contracts are now presented on the Consolidated Balance Sheets as assets or liabilities based on the nature of the individual contract.

According to SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). As permitted under SFAS No. 157, Integrys Energy Group utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing certain derivative assets and liabilities.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are observable, either directly or indirectly, but are not quoted prices included within Level 1. Level 2 includes those financial instruments that are valued using external inputs within models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers' needs.

As required by SFAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

***(u) New Accounting Pronouncements***—In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) provides greater consistency in the accounting for and financial reporting of business combinations. Among other changes, the standard will require the following: (1) all assets acquired and liabilities assumed must be recognized at the transaction date, including those related to contractual contingencies, (2) transaction costs and restructuring costs that the acquirer expects, but is not obligated, to incur are to be expensed, (3) changes to deferred tax benefits as a result of the business combination must be recognized immediately in income from continuing operations or equity, depending on the circumstances, and (4) in a bargain purchase, a gain is to be recorded instead of writing down fixed assets. Certain new disclosure requirements will enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141(R) is effective for business combinations consummated after January 1, 2009. Also effective January 1, 2009, any adjustments to uncertain tax positions from business combinations consummated prior to January 1, 2009, will no longer be recorded as an adjustment to goodwill, but will be reported in income.

SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," was issued in December 2007. This standard changes the accounting and reporting related to noncontrolling interests and requires, among other things, that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. This standard is effective for Integrys Energy Group for the period ending March 31, 2009. Integrys Energy Group expects this standard to change the presentation of the preferred stock dividends of its subsidiary on its Consolidated Statements of Income.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about (1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133, as amended, and (3) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for Integrys Energy Group for the reporting period ending March 31, 2009, and will result in expanded disclosures for derivative instruments.

FASB Staff Position (FSP) No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities," was issued in June 2008. This FSP clarifies that unvested stock-based compensation awards with rights to dividends or dividend equivalents that cannot be forfeited are to be included in the basic earnings per share calculation using the two-class method defined in SFAS No. 128, "Earnings per Share." This FSP is effective for Integrys Energy Group for the quarter ending March 31, 2009. The guidance must be applied retrospectively. We do not expect this FSP to have a significant impact on basic earnings per share.

Emerging Issues Task Force (EITF) Issue No. 08-6, "Equity Method Investment Accounting Considerations," was ratified in November 2008. Issue No. 08-6 is intended to clarify the application of the equity method of accounting following adoption of SFAS No. 141(R). According to the guidance, the initial carrying value of an equity method investment should include transaction costs; an other-than-temporary impairment test should be performed on the overall investment, rather than on the underlying indefinite-lived intangible assets; the equity method investee's issuance of shares should be accounted for as the sale of a proportionate share of the investment; and no gain or loss should be recognized when changing the method of accounting for an investment from the equity method to the cost method. This EITF Issue is effective for Integrys Energy Group for the quarter ending March 31, 2009. Integrys Energy Group does not expect EITF Issue No. 08-6 to have a significant impact on its financial statements.

FSP No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," was issued in December 2008. This FSP amends SFAS No. 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits," and requires additional disclosures about plan assets. These disclosures include: a description of investment policies and strategies, disclosures of the fair value of each major category of plan assets, information about the fair value measurements of plan assets, and disclosures about significant concentrations of risk in plan assets. This FSP is effective for Integrys Energy Group for the reporting period ending December 31, 2009, and will result in expanded disclosures related to postretirement benefit plan assets.

# NOTE 2—RISK MANAGEMENT ACTIVITIES

The following table shows Integrys Energy Group's assets and liabilities from risk management activities as of December 31, 2008, and 2007:

| *(Millions)* | Assets 2008 | Assets 2007 | Liabilities 2008 | Liabilities 2007 |
|---|---|---|---|---|
| **Utility Segments** | | | | |
| Commodity contracts | **$ 21.4** | $ 8.2 | **$ 166.4** | $ 30.4 |
| Financial transmission rights | **7.2** | 13.4 | **4.2** | 4.4 |
| Cash flow hedges – commodity contracts | **–** | – | **1.5** | 0.3 |
| **Nonregulated Segments** | | | | |
| Commodity and foreign currency contracts | **2,836.2** | 1,241.4 | **2,681.6** | 1,125.7 |
| Fair value hedges | | | | |
| Commodity contracts | **14.2** | 7.4 | **–** | 2.0 |
| Interest rate swaps | **3.2** | – | **–** | 0.3 |
| Cash flow hedges | | | | |
| Commodity contracts | **85.4** | 29.6 | **94.2** | 18.3 |
| Interest rate swaps | **–** | – | **5.1** | 4.1 |
| Foreign currency | **14.8** | – | **–** | – |
| Total | **$2,982.4** | $1,300.0 | **$2,953.0** | $1,185.5 |
| **Balance Sheet Presentation** | | | | |
| Current | **$2,223.7** | $ 840.7 | **$2,190.3** | $ 813.5 |
| Long-term | **758.7** | 459.3 | **762.7** | 372.0 |
| Total | **$2,982.4** | $1,300.0 | **$2,953.0** | $1,185.5 |

Assets and liabilities from risk management activities are classified as current or long-term based upon the maturities of the underlying contracts.

## Utility Segments

The derivatives listed in the above table as "commodity contracts" include natural gas purchase contracts as well as financial derivative contracts (New York Mercantile Exchange (NYMEX) futures, options, and swaps) used by both the electric and natural gas utility segments to mitigate the risk associated with market price volatility of natural gas. The electric utility segment also uses financial instruments to manage transmission congestion costs, which are shown in the above table as "financial transmission rights."

## Nonregulated Segments

The derivatives in the nonregulated segments not designated as hedges under GAAP are primarily commodity contracts used to manage price risk associated with natural gas and electric energy purchase and sale activities and foreign currency contracts used to manage foreign currency exposure. Changes in the fair value of non-hedge derivatives are recognized currently in earnings.

In the second quarter of 2006, Integrys Energy Services began entering into a limited number of derivative energy contracts with terms that extended as long as 12 years. Observable market data was not available for the longer-dated portion, generally periods greater than five years (the unobservable periods), of these contracts at the time and, therefore, Integrys Energy Services had valued the unobservable periods of these contracts at zero. In the third quarter of 2007, Integrys Energy Services determined that this approach was inappropriate under GAAP and began to use internally developed pricing data to estimate the fair value of such unobservable periods. The cumulative effect related to prior periods was an increase in income from continuing operations and income available for common shareholders of $4.6 million, net of taxes. Management determined that this amount was not material to prior periods. The determination of fair value for these derivative contracts is subjective and requires significant management judgment.

Integrys Energy Services also enters into commodity derivative contracts that are designated as either fair value or cash flow hedges. Integrys Energy Services uses fair value hedges to mitigate the risk of changes in the price of natural gas held in storage. Fair value hedge ineffectiveness was not significant in 2008 and 2007, and was a pre-tax gain of $3.7 million in 2006. Changes in the difference between the spot and forward prices of natural gas were excluded from the assessment of hedge effectiveness and reported directly in nonregulated revenue. The amount excluded was a pre-tax gain of $5.5 million during 2008, and was not significant during 2007 and 2006.

Commodity contracts that are designated as cash flow hedges extend through April 2014, and are used to mitigate the risk of cash flow variability associated with future purchases and sales of natural gas and electricity. Cash flow hedge ineffectiveness related to commodity contracts was not significant during 2008, was a pre-tax loss of $4.4 million in 2007, and was a pre-tax gain of $8.6 million in 2006. When testing for effectiveness, no portion of the derivative instruments was excluded. Amounts recorded in other comprehensive income related to these cash flow hedges will be recognized in earnings when the hedged transactions occur, which is typically as the related contracts are settled, or if it is probable that the hedged transaction will not occur. The amount reclassified from other comprehensive income into earnings as a result of the discontinuance of cash flow hedge accounting for certain hedge transactions was a pre-tax loss of $2.7 million during 2008, was not significant during 2007, and was a pre-tax gain of $2.1 million in 2006. In the next 12 months, subject to changes in market prices of natural gas and electricity, we expect that a pre-tax loss of $72.8 million will be recognized in earnings as the hedged transactions occur. We expect this amount to be substantially offset by settlement of the related nonderivative contracts that are being hedged.

In November 2008, Integrys Energy Group designated as cash flow hedges two forward foreign currency exchange contracts entered into to hedge the variability in the foreign currency exposure of a fixed rate Japanese yen denominated term loan that matures on March 30, 2009. Cash flow hedge ineffectiveness recorded in nonregulated revenue related to this transaction was not significant during 2008.

**Integrys Energy Group's Cash Collateral Positions**

| *(Millions)* | **December 31, 2008** | December 31, 2007 |
|---|---|---|
| Cash collateral provided to others | **$256.4** | $23.5 |
| Cash collateral received from others | **18.9** | 49.1 |

# NOTE 3—DISCONTINUED OPERATIONS

*Stoneman*

In the third quarter of 2008, Integrys Energy Services sold its subsidiary Mid-American Power, LLC, which owned the Stoneman generation facility, located in Wisconsin. The historical revenue, expenses, and effects of disposing of this facility were not significant. In the fourth quarter of 2008, Integrys Energy Services recognized a $6.3 million pre-tax gain ($3.8 million after-tax) on the sale of this facility when a previous contingent payment was earned and paid by the buyer. This contingent payment resulted from legislation that was passed in the fourth quarter of 2008, which extended the production tax credits available for certain biomass facilities. The $3.8 million after-tax gain was reported in discontinued operations.

*PEP*

In September 2007, Integrys Energy Group completed the sale of PEP, an oil and natural gas production subsidiary acquired in the PEC merger, for $869.2 million, net of certain post-closing adjustments. These post-closing adjustments were funded through other current liabilities at December 31, 2007 and, therefore, are included in Note 1(d), *"Summary of Significant Accounting Policies – Cash and Cash Equivalents,"* as a non-cash transaction for 2007. Including the impact of the post-closing adjustments, the pre-tax gain recorded for 2007 was $12.6 million ($7.6 million after-tax), and was included as a component of discontinued operations. In 2008, a $0.8 million impact of tax adjustments related to the 2007 PEP sale was recorded as income from discontinued operations.

Components of discontinued operations recorded in the Consolidated Statements of Income related to PEP were:

| *(Millions)* | February 22, 2007 through December 31, 2007 |
|---|---|
| Nonregulated revenue | $114.2 |
| Operating and maintenance expense | 28.5 |
| Gain on PEP sale | (12.6) |
| Taxes other than income taxes | 5.1 |
| Other expense | 0.1 |
| Income before taxes | 93.1 |
| Provision for income taxes | 34.6 |
| Discontinued operations, net of tax | $ 58.5 |

It is Integrys Energy Group's policy to not allocate interest to discontinued operations unless the asset group being sold has external debt obligations. PEP had no external debt obligations during the period shown above.

*Niagara*

In January 2007, Integrys Energy Services completed the sale of Niagara for approximately $31 million. This facility was a merchant generation facility and sold power on a wholesale basis. The gain recorded in 2007 was $24.6 million pre-tax ($14.7 million after-tax) and was included as a component of discontinued operations.

During 2008, Integrys Energy Services recorded $0.1 million of income from discontinued operations related to amortization of an environmental indemnification guarantee included as part of the sale agreement.

Components of discontinued operations recorded in the Consolidated Statements of Income related to Niagara for the years ended December 31 were as follows:

| *(Millions)* | 2007 | 2006 |
|---|---|---|
| Nonregulated revenue | $ 1.5 | $19.3 |
| Nonregulated cost of fuel, natural gas, and purchased power | 1.0 | 12.9 |
| Operating and maintenance expense | 0.5 | 5.3 |
| Gain on Niagara sale | (24.6) | – |
| Depreciation and amortization expense | – | 0.4 |
| Taxes other than income taxes | – | 0.3 |
| Other income | – | 0.2 |
| Income before taxes | 24.6 | 0.6 |
| Provision for income taxes | 9.8 | 0.2 |
| Discontinued operations, net of tax | $14.8 | $ 0.4 |

No interest expense was allocated to discontinued operations as Niagara had no external debt obligations during the periods shown above.

*Sunbury*

In July 2006, Integrys Energy Services completed the sale of Sunbury. Sunbury's primary asset was the Sunbury generation plant located in Pennsylvania. This facility sold power on a wholesale basis when market conditions were economically favorable. The gain recorded in 2006 was $20.2 million pre-tax ($12.5 million after-tax), and was included as a component of discontinued operations.

Components of discontinued operations recorded in the Consolidated Statements of Income for the year ended December 31, 2006, related to Sunbury were as follows:

| *(Millions)* | 2006 |
|---|---|
| Nonregulated revenue | $69.2 |
| Nonregulated cost of fuel, natural gas, and purchased power | 61.6 |
| Operating and maintenance expense | 17.9 |
| Gain on Sunbury sale | (20.2) |
| Depreciation and amortization expense | 0.3 |
| Taxes other than income taxes | 0.3 |
| Income before taxes | 9.3 |
| Provision for income taxes | 2.4 |
| Discontinued operations, net of tax | $ 6.9 |

# NOTE 4—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment in service at December 31 consisted of the following utility, nonutility, and nonregulated assets:

| (Millions) | 2008 | 2007 |
|---|---|---|
| Electric utility * | $2,777.5 | $2,230.0 |
| Natural gas utility | 4,203.2 | 4,058.1 |
| Total utility plant | 6,980.7 | 6,288.1 |
| Less: Accumulated depreciation | 2,607.8 | 2,533.1 |
| Net | 4,372.9 | 3,755.0 |
| Construction work in progress * | 159.6 | 543.5 |
| Net utility plant | 4,532.5 | 4,298.5 |
| Nonutility plant–utility segments | 90.5 | 27.9 |
| Less: Accumulated depreciation | 52.2 | 8.8 |
| Net | 38.3 | 19.1 |
| Construction work in progress | 15.5 | 1.4 |
| Net nonutility plant–utility segments | 53.8 | 20.5 |
| Electric nonregulated | 195.2 | 168.0 |
| Natural gas nonregulated | 3.4 | 12.6 |
| Other nonregulated | 7.4 | 19.4 |
| Total nonregulated property, plant, and equipment | 206.0 | 200.0 |
| Less: Accumulated depreciation | 50.0 | 60.3 |
| Net | 156.0 | 139.7 |
| Construction work in progress | 31.0 | 5.1 |
| Net nonregulated property, plant, and equipment | 187.0 | 144.8 |
| Total property, plant, and equipment | $4,773.3 | $4,463.8 |

* *Includes the impact of the Weston 4 power plant becoming commercially operational in June 2008.*

# NOTE 5—ACQUISITIONS AND DISPOSITIONS

## Merger with PEC

The PEC merger was completed on February 21, 2007. The merger was accounted for under the purchase method of accounting, with Integrys Energy Group as the acquirer. In the merger, shareholders of PEC received 0.825 shares of Integrys Energy Group common stock, $1 par value, for each share of PEC common stock, no par value, which they held immediately prior to the merger. The total purchase price was approximately $1.6 billion. The results of operations attributable to PEC are included in the Consolidated Financial Statements for the year ended December 31, 2008, and for the period from February 22, 2007, through December 31, 2007.

The purchase price was allocated based on the estimated fair market value of the assets acquired and liabilities assumed. The excess of the purchase price over the estimated fair values of the tangible net assets acquired was allocated to identifiable intangible assets, with the remainder allocated to goodwill.

In order to achieve Integrys Energy Group's anticipated merger synergies, a restructuring plan was implemented, which included a process to eliminate duplicative positions within Integrys Energy Group. Costs associated with the merger-related involuntary termination of employees at PEC (the acquired company) were recognized as a liability assumed in the merger and included in the purchase price allocation in accordance with Emerging Issues Task Force Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The following table summarizes the activity related to these specific costs for the years ended December 31:

| (Millions) | 2008 | 2007 |
|---|---|---|
| Accrued employee severance costs at beginning of period | $1.3 | $ – |
| Adjustments to purchase price | – | 1.7 |
| Other adjustments | (0.1) | – |
| Cash payments | (1.2) | (0.4) |
| **Accrued employee severance costs at end of period** | $ – | $1.3 |

Costs related to the involuntary termination of the acquirer's employees were expensed following the guidance of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Costs associated with the relocation or voluntary terminations of both Integrys Energy Group and PEC employees were expensed in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The following table summarizes the activity related to these specific costs for the years ended December 31:

| (Millions) | 2008 | 2007 |
|---|---|---|
| Accrued employee severance costs at beginning of period | $4.8 | $ – |
| Severance expense recorded | 2.5 | 7.2 |
| Cash payments | (5.9) | (2.4) |
| **Accrued employee severance costs at end of period** | $1.4 | $4.8 |

### Purchase of Aquila, Inc.'s Michigan and Minnesota Natural Gas Distribution Operations

On April 1, 2006, Integrys Energy Group, through its wholly owned subsidiary MGU, completed the acquisition of natural gas distribution operations in Michigan from Aquila. On July 1, 2006, Integrys Energy Group, through its wholly owned subsidiary MERC, completed the acquisition of natural gas distribution operations in Minnesota from Aquila. Integrys Energy Group paid total consideration of $341.7 million for the Michigan natural gas distribution operations, and $315.7 million for the Minnesota natural gas distribution operations. Both amounts include closing adjustments related primarily to purchased working capital. Both transactions were accounted for under the purchase method of accounting.

### Supplemental Pro Forma Information

The following table shows pro forma results of operations for Integrys Energy Group for the year ended December 31, 2007, as if the acquisition of PEC had been completed at January 1, 2007, as well as pro forma results of operations for Integrys Energy Group for the year ended December 31, 2006, as if the acquisitions of PEC and the Michigan and Minnesota natural gas distribution operations from Aquila had been completed at January 1, 2006. Pro forma results are presented for informational purposes only, assume commercial paper was used to finance the Michigan and Minnesota transactions, and are not necessarily indicative of what the actual results would have been had the acquisitions actually occurred on January 1, 2007, and January 1, 2006.

| | Pro Forma for the Year Ended December 31 | |
|---|---|---|
| *(Millions, except per share amounts)* | 2007 | 2006 |
| Total revenues | $10,997.7 | $9,686.1 |
| Income from continuing operations | $211.2 | $144.8 |
| Income available for common shareholders | $283.4 | $178.4 |
| Basic earnings per share – continuing operations | $2.73 | $1.91 |
| Basic earnings per share | $3.72 | $2.40 |
| Diluted earnings per share – continuing operations | $2.73 | $1.91 |
| Diluted earnings per share | $3.72 | $2.40 |

The following dispositions occurred in 2006 but are reported as continuing operations.

### Sale of WPS ESI Gas Storage, LLC

In April 2006, Integrys Energy Services sold WPS ESI Gas Storage, LLC, which owned a natural gas storage field located in the Kimball Township, St. Clair County, Michigan for $19.9 million. The transaction resulted in the recognition of a pre-tax gain of $9.0 million.

### Sale of Guardian Pipeline

In April 2006, WPS Investments, LLC, a consolidated subsidiary of Integrys Energy Group, completed the sale of its one-third interest in Guardian Pipeline, LLC for $38.5 million. The transaction resulted in the recognition of a pre-tax gain of $6.2 million in the second quarter of 2006.

## NOTE 6—JOINTLY OWNED UTILITY FACILITIES

WPS holds a joint ownership interest in certain electric generating facilities. WPS is entitled to receive generating capability and output of each facility equal to its respective ownership interest. WPS also pays its ownership share of additional construction costs, fuel inventory purchases, and operating expenses unless specific agreements have been executed to limit its maximum exposure to additional costs. WPS's share of significant jointly owned electric generating facilities as of December 31, 2008, was as follows:

| *(Millions, except for percentages and megawatts)* | Weston 4 | West Marinette Unit No. 33 | Columbia Energy Center Units 1 and 2 | Edgewater Unit No. 4 |
|---|---|---|---|---|
| Ownership | 70.0% | 68.0% | 31.8% | 31.8% |
| WPS's share of rated capacity (megawatts) | 374.8 | 51.7 | 355.6 | 101.9 |
| Utility plant in service | $611.9 | $18.3 | $159.5 | $33.8 |
| Accumulated depreciation | $ 40.4 | $ 9.3 | $ 99.5 | $22.4 |
| In-service date | 2008 | 1993 | 1975 and 1978 | 1969 |

WPS's share of direct expenses for these plants is recorded in operating expenses in the Consolidated Statements of Income. WPS has supplied its own financing for all jointly owned projects.

# NOTE 7—REGULATORY ASSETS AND LIABILITIES

The following regulatory assets and liabilities were reflected in our Consolidated Balance Sheets as of December 31:

| *(Millions)* | 2008 | 2007 |
|---|---|---|
| **Regulatory assets** | | |
| Environmental remediation costs (net of insurance recoveries) | $ 681.1 | $ 758.8 |
| Pension and other postretirement benefit related items | 634.7 | 221.9 |
| Derivatives | 162.0 | 34.4 |
| De Pere Energy Center | 35.8 | 38.2 |
| Asset retirement obligations | 30.5 | 17.0 |
| Nuclear costs | 24.1 | 34.7 |
| Income tax related items | 23.2 | 23.3 |
| Energy recoveries | 23.1 | 27.7 |
| Weston 3 lightning strike | 22.3 | 22.7 |
| Unamortized loss on debt | 13.2 | 13.8 |
| Costs to achieve merger synergies | 12.1 | 14.5 |
| Rate case costs | 5.7 | – |
| Conservation Improvement Program costs | 4.8 | 3.8 |
| Midwest Independent Transmission System Operator, Inc. (MISO) costs | – | 19.1 |
| Other | 16.2 | 14.1 |
| **Total** | $1,688.8 | $1,244.0 |
| **Balance Sheet Presentation** | | |
| Current | $ 244.0 | $ 141.7 |
| Long-term | 1,444.8 | 1,102.3 |
| **Total** | $1,688.8 | $1,244.0 |
| **Regulatory liabilities** | | |
| Cost of removal reserve | $ 231.6 | $ 217.4 |
| Energy refunds | 34.1 | 55.7 |
| Pension and other postretirement benefit related items | 26.1 | 59.1 |
| American Transmission Company (ATC) and MISO refunds | 9.6 | 5.3 |
| Decoupling | 9.4 | – |
| Income tax related items | 8.2 | 10.8 |
| Derivatives | 4.9 | 13.9 |
| Enhanced Efficiency Program | 4.8 | – |
| Other | 5.6 | 8.1 |
| **Total** | $ 334.3 | $ 370.3 |
| **Balance Sheet Presentation** | | |
| Current | $ 58.8 | $ 77.9 |
| Long-term | 275.5 | 292.4 |
| **Total** | $ 334.3 | $ 370.3 |

Our utility subsidiaries expect to recover their regulatory assets and incur future costs or refund their regulatory liabilities through rates charged to customers based on specific ratemaking decisions or precedent for each item over periods specified by the regulators or over the normal operating period of the assets and liabilities to which they relate. Based on prior and current rate treatment for such costs, we believe it is probable that our utility subsidiaries will continue to recover from customers the regulatory assets described above.

The regulatory assets listed in the table above related to WPS's environmental remediation costs, the Weston 3 lightning strike, rate case costs, and debt and PGL and NSG, are not earning a rate of return. The regulatory asset for WPS's environmental remediation costs was $74.1 million at December 31, 2008, and includes both liabilities and costs incurred to remediate the former manufactured gas plant sites that have not yet been recovered through rates. At December 31, 2008, environmental remediation costs that have been incurred but not yet recovered in rates were not significant. WPS is authorized recovery of the regulatory asset related to the Weston 3 lightning strike over a six-year period. The regulatory assets related to debt at PGL and NSG are not included in rate base, but are recovered over the term of the debt through the rate of return authorized by the Illinois Commerce Commission (ICC). The regulatory assets related to rate case costs are authorized recovery over a five-year period. WPS's regulatory assets are expected to be recovered from customers in future rates; however, the carrying costs of these assets are borne by Integrys Energy Group's shareholders.

See Note 1(g), *"Summary of Significant Accounting Policies – Risk Management Activities,"* Note 13, *"Asset Retirement Obligations,"* Note 14, *"Income Taxes,"* Note 15, *"Commitments and Contingencies,"* Note 17, *"Employee Benefit Plans,"* and Note 23, *"Regulatory Environment,"* for more information on some of the more significant regulatory assets and liabilities listed in the above table.

# NOTE 8—INVESTMENTS IN AFFILIATES, AT EQUITY METHOD

Investments in corporate joint ventures and other companies accounted for under the equity method at December 31, 2008, and 2007 were as follows:

| (Millions) | 2008 | 2007 |
|---|---|---|
| ATC | $346.9 | $296.6 |
| Wisconsin River Power Company (WRPC) | 8.5 | 9.8 |
| Other | 3.1 | 1.3 |
| Investments in affiliates, at equity method | $358.5 | $307.7 |

Investments in affiliates accounted for under the equity method are included in other assets on the Consolidated Balance Sheets, and the equity income (loss) is recorded in miscellaneous income on the Consolidated Statements of Income. Integrys Energy Group is taxed on ATC's equity income, rather than ATC, due to the tax flow-through nature of ATC's business structure. Accordingly, Integrys Energy Group's provision for income taxes includes taxes on ATC's equity income. Included in other investments in the above table is Integrys Energy Services' ownership in ECO Coal Pelletization #12, LLC. See below for further explanation of this investment.

## ATC

Integrys Energy Group had an approximate 34% ownership interest in ATC at December 31, 2008. ATC is a for-profit, transmission-only company. ATC owns, maintains, monitors, and operates electric transmission assets in portions of Wisconsin, Michigan, Minnesota, and Illinois.

The regulated electric utilities provide construction and other services to, and receive network transmission services from, ATC. The related party transactions recorded by the regulated electric utilities, capital contributions to ATC, and dividends received from ATC in the years ended December 31 were as follows:

| (Millions) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Total charges to ATC for services and construction | $12.8 | $98.6 | $126.5 |
| Total costs for network transmission service provided by ATC | 87.8 | 78.1 | 63.3 |
| Net amounts received from (advanced to) ATC for transmission interconnection | 82.3 | (23.9) | (11.6) |
| Capital contributions to ATC | 34.6 | 50.9 | 36.5 |
| Dividends received from ATC | 50.4 | 36.7 | 29.7 |

There were no advances to ATC for transmission interconnections recorded at December 31, 2008. The amount related to these advances classified within accounts receivable and accrued unbilled revenues was $82.3 million at December 31, 2007.

Of Integrys Energy Group's equity in net income disclosed below, $66.1 million, $50.5 million, and $39.0 million is the pre-tax income related to its investment in ATC in 2008, 2007, and 2006, respectively.

## WRPC

WPS owns 50% of the voting stock of WRPC, which operates two hydroelectric plants and an oil-fired combustion turbine. Two-thirds of the energy output of the hydroelectric plants is sold to WPS, and the remaining one-third is sold to Wisconsin Power and Light. The electric power from the combustion turbine is sold in equal parts to WPS and Wisconsin Power and Light.

WPS has sales to and purchases from WRPC and receives net proceeds from sales of energy into the MISO market from WRPC. The related party transactions recorded and net proceeds and dividends received in the years ended December 31 were as follows:

| (Millions) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Revenues from services provided to WRPC | $0.8 | $1.0 | $1.5 |
| Purchases of energy from WRPC | 4.7 | 4.7 | 4.1 |
| Net proceeds from WRPC sales of energy to MISO | 5.8 | 6.0 | 4.2 |
| Dividends received from WRPC | 3.5 | 0.9 | 4.2 |

Of Integrys Energy Group's equity in net income disclosed below, $2.2 million, $1.8 million, and $3.2 million is the pre-tax income related to WPS's investment in WRPC in 2008, 2007, and 2006, respectively.

## ECO Coal Pelletization #12

At December 31, 2008, Integrys Energy Services held a 70% ownership interest in ECO Coal Pelletization #12, LLC, which held an equity method investment in an entity that produced synthetic fuel for tax credits under Section 29/45K of the Internal Revenue Code. Integrys Energy Services' investment in this facility was not significant at December 31, 2008, 2007, or 2006. By law, Section 29/45K federal tax credits for synthetic fuel produced from coal expired on December 31, 2007; therefore, this facility ceased operation effective January 1, 2008. Consequently, the losses and royalty income received from this investment were not significant during 2008. The losses and royalty income received from the equity method investment Integrys Energy Services held through its ownership interest in ECO Coal Pelletization #12, LLC during 2007 and 2006, were as follows:

| (Millions) | 2007 | 2006 |
|---|---|---|
| Losses generated from operations of ECO Coal Pelletization #12 | $(18.2) | $(23.9) |
| Integrys Energy Services' partners' share of the losses (recorded as minority interest) | 0.1 | 3.8 |
| Royalty income recognized | 1.7 | – |

In 2007 and 2006, the operation of this facility generated positive earnings when including the tax credits generated and the impact of gains on oil options utilized to mitigate the risk that rising oil prices had on the value of the tax credits.

## Guardian Pipeline

In April 2006, Integrys Energy Group completed the sale of its one-third interest in Guardian Pipeline. At the time of sale, Guardian Pipeline, LLC owned a natural gas pipeline, which began operating in 2002, that stretched about 140 miles from near Joliet, Illinois, into southern Wisconsin. It could transport up to 750 million cubic feet of natural gas daily. See Note 5, *"Acquisitions and Dispositions,"* for more information related to the sale.

Integrys Energy Services recorded related party transactions for purchases from Guardian Pipeline. These purchases amounted to $0.9 million in 2006 through the date of sale.

### Financial Data

Combined financial data of Integrys Energy Group's significant equity method investments, ATC and WRPC, are included in the table below. The financial data of Guardian Pipeline is not included, as Integrys Energy Group sold this investment in April 2006 and the financial information from January 1, 2006, through the date of sale was not significant.

| *(Millions)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Income statement data** | | | |
| Revenues | **$ 474.0** | $ 415.6 | $ 347.5 |
| Operating expenses | **214.6** | 203.9 | 184.3 |
| Other expense | **67.1** | 54.2 | 34.9 |
| Net income | **$ 192.3** | $ 157.5 | $ 128.3 |
| Integrys Energy Group's equity in net income | **$ 68.3** | $ 52.3 | $ 42.2 |
| **Balance sheet data** | | | |
| Current assets | **$ 52.5** | $ 52.3 | $ 36.2 |
| Noncurrent assets | **2,494.8** | 2,207.8 | 1,872.4 |
| Total assets | **$2,547.3** | $2,260.1 | $1,908.6 |
| Current liabilities | **$ 252.4** | $ 317.7 | $ 306.4 |
| Long-term debt | **1,109.4** | 899.1 | 648.9 |
| Other noncurrent liabilities | **119.3** | 111.1 | 128.2 |
| Shareholders' equity | **1,066.2** | 932.2 | 825.1 |
| Total liabilities and shareholders' equity | **$2,547.3** | $2,260.1 | $1,908.6 |

# NOTE 9—GOODWILL AND OTHER INTANGIBLE ASSETS

Integrys Energy Group had the following changes to the carrying amount of goodwill for the year ended December 31, 2008:

| *(Millions)* | Natural Gas Utility Segment | Integrys Energy Services | Total |
|---|---|---|---|
| Goodwill recorded at December 31, 2007 | $936.8 | $11.5 | $948.3 |
| Adjustments to PEC purchase price allocation related to income taxes | (3.3) | (4.6) | (7.9) |
| Impairment loss * | (6.5) | – | (6.5) |
| **Goodwill recorded at December 31, 2008** | **$927.0** | **$ 6.9** | **$933.9** |

* *A goodwill impairment loss in the amount of $6.5 million, after-tax, was recognized for NSG in the second quarter of 2008. On at least an annual basis, Integrys Energy Group is required by GAAP to test goodwill for impairment at each of its reporting units. Reporting units at Integrys Energy Group that have a goodwill balance and are subject to these impairment tests include PGL, NSG, MGU, MERC, WPS's natural gas utility, and Integrys Energy Services. PGL, NSG, MGU, and MERC were recorded at their approximate fair market values at the date of acquisition. Since the acquisitions of PGL, NSG, MGU, and MERC all occurred within the last few years, even a slight decline in fair value can result in a potential impairment loss. In order to identify a potential impairment, the estimated fair value of a reporting unit is compared with its carrying amount, including goodwill. A present value technique was utilized to estimate the fair value of NSG at April 1, 2008. The goodwill impairment recognized for NSG was due to a decline in the estimated fair value of NSG, caused primarily by a decrease in forecasted results as compared to the forecast at the time of the acquisition. Worsening economic factors also contributed to the decline in fair value.*

Identifiable intangible assets other than goodwill are included as a component of other assets within the Consolidated Balance Sheets as listed below.

| | December 31, 2008 | | | December 31, 2007 | | |
|---|---|---|---|---|---|---|
| (Millions) | Gross Carrying Amount | Accumulated Amortization | Net | Gross Carrying Amount | Accumulated Amortization | Net |
| **Amortized intangible assets (liabilities)** | | | | | | |
| Customer-related [1] | $32.6 | $(14.2) | $18.4 | $32.6 | $ (9.3) | $23.3 |
| Natural gas and electric contract assets [2,3] | 60.1 | (54.6) | 5.5 | 60.1 | (34.1) | 26.0 |
| Natural gas and electric contract liabilities [2,4] | (33.6) | 20.2 | (13.4) | (33.6) | 13.1 | (20.5) |
| Emission allowances [5] | 2.3 | (0.1) | 2.2 | 2.4 | (0.2) | 2.2 |
| Renewable energy credits [6] | 3.4 | (2.1) | 1.3 | 0.4 | (0.4) | – |
| Other | 3.0 | (1.0) | 2.0 | 3.4 | (0.8) | 2.6 |
| Total | $67.8 | $(51.8) | $16.0 | $65.3 | $(31.7) | $33.6 |
| **Unamortized intangible assets** | | | | | | |
| Trade name [7] | 5.2 | – | 5.2 | 5.2 | – | 5.2 |
| **Total intangible assets** | $73.0 | $(51.8) | $21.2 | $70.5 | $(31.7) | $38.8 |

[1] *Includes customer relationship assets associated with both PEC's former nonregulated retail natural gas and electric operations and MERC's nonutility home services business. The remaining weighted-average amortization period at December 31, 2008, for customer-related intangible assets is approximately 7 years.*

[2] *Represents the fair value of certain PEC natural gas and electric customer contracts acquired in the merger that were not considered to be derivative instruments, and as a result, were recorded as intangible assets.*

[3] *Includes both short-term and long-term intangible assets related to customer contracts in the amount of $3.1 million and $2.4 million, respectively, at December 31, 2008, and $20.5 million and $5.5 million, respectively, at December 31, 2007. The weighted-average amortization period at December 31, 2008, for these intangible assets is 2.2 years.*

[4] *Includes both short-term and long-term intangible liabilities related to customer contracts in the amount of $6.0 million and $7.4 million, respectively, at December 31, 2008, and $7.1 million and $13.4 million, respectively at December 31, 2007. The weighted-average amortization period at December 31, 2008, for these intangible liabilities is 2.0 years.*

[5] *Emission allowances do not have a contractual term or expiration date.*

[6] *Used at Integrys Energy Services to comply with state Renewable Portfolio Standards, as well as for trading purposes.*

[7] *Represents the fair value of the MGU trade name acquired from Aquila.*

Intangible asset amortization expense, excluding amortization related to natural gas and electric contracts, was recorded as a component of depreciation and amortization expense. Amortization for the years ended December 31, 2008, 2007, and 2006, was $7.9 million, $8.5 million, and $2.1 million, respectively.

Amortization expense for the next five fiscal years is estimated to be:

| (Millions) | |
|---|---|
| For year ending December 31, 2009 | $4.3 |
| For year ending December 31, 2010 | 3.7 |
| For year ending December 31, 2011 | 3.1 |
| For year ending December 31, 2012 | 2.1 |
| For year ending December 31, 2013 | 1.3 |

Amortization of the natural gas and electric contract intangible assets was recorded as a component of nonregulated cost of fuel, natural gas, and purchased power. Amortization of these contracts for the years ended December 31, 2008, and 2007, resulted in an increase to nonregulated fuel, natural gas, and purchased power in the amount of $34.4 million and $21.0 million, respectively.

Amortization of these contracts for the next five fiscal years is estimated to be:

| (Millions) | |
|---|---|
| For year ending December 31, 2009 | $(2.9) * |
| For year ending December 31, 2010 | (2.7) * |
| For year ending December 31, 2011 | (2.0) * |
| For year ending December 31, 2012 | (0.3) * |
| For year ending December 31, 2013 | 0.1 |

* *Amortization of these contracts is anticipated to decrease nonregulated cost of fuel, natural gas, and purchased power because the fair value of the portion of the contracts that relates to these periods was negative (or "out-of-the-money") at the date the respective businesses were acquired.*

# NOTE 10—LEASES

Integrys Energy Group leases various property, plant, and equipment. Terms of the operating leases vary, but generally require Integrys Energy Group to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Many of Integrys Energy Group's leases contain one of the following options upon the end of the lease term: (a) purchase the property at the current fair market value or (b) exercise a renewal option, as set forth in the lease agreement. Rental expense attributable to operating leases was $17.0 million, $13.6 million, and $7.0 million in 2008, 2007, and 2006, respectively. Future minimum rental obligations under non-cancelable operating leases are payable as follows:

| Year Ending December 31 (Millions) | |
|---|---|
| 2009 | $11.1 |
| 2010 | 9.8 |
| 2011 | 8.7 |
| 2012 | 7.2 |
| 2013 | 6.0 |
| Later years | 4.6 |
| Total payments | $47.4 |

# NOTE 11—SHORT-TERM DEBT AND LINES OF CREDIT

Integrys Energy Group's short-term borrowings consist of sales of commercial paper, borrowings under revolving credit facilities, and short-term notes. Amounts shown are as of December 31:

| *(Millions, except percentages)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Commercial paper outstanding | **$552.9** | $308.2 | $562.8 |
| Average discount rate on outstanding commercial paper | **4.78%** | 5.51% | 5.43% |
| Short-term notes payable outstanding | **$181.1** | $10.0 | $10.0 |
| Average interest rate on short-term notes payable | **3.40%** | 5.20% | 5.30% |
| Borrowings under revolving credit facilities | **$475.0** | $150.0 | $150.0 |
| Average interest rate on revolving credit facilities | **2.41%** | 3.56% | 5.58% |

The commercial paper at December 31, 2008, had varying maturity dates ranging from January 2, 2009, through January 30, 2009.

Integrys Energy Group manages its liquidity by maintaining adequate external financing commitments. The information in the table below relates to Integrys Energy Group's short-term debt, lines of credit, and remaining available capacity as of December 31:

| *(Millions)* | Maturity | 2008 | 2007 |
|---|---|---|---|
| Revolving credit facility (Integrys Energy Group) [1] | 06/02/10 | **$ 500.0** | $ 500.0 |
| Revolving credit facility (Integrys Energy Group) [1] | 06/09/11 | **500.0** | 500.0 |
| Revolving credit facility (Integrys Energy Group) [1][9] | 05/03/09 | **250.0** | – |
| Revolving credit facility (WPS) [2] | 06/02/10 | **115.0** | 115.0 |
| Revolving credit facility (PEC) [1][4] | 06/13/11 | **400.0** | 400.0 |
| Revolving credit facility (PGL) [3] | 07/12/10 | **250.0** | 250.0 |
| Revolving credit facility (Integrys Energy Services) [4][5] | 04/08/09 | **175.0** | 150.0 |
| Revolving short-term notes payable (WPS) [6] | 05/13/09 | **10.0** | 10.0 |
| Short-term notes payable (Integrys Energy Group) [8] | 03/30/09 | **171.1** | – |
| Uncommitted secured cross-exchange agreement (Integrys Energy Services) [7] | | **–** | 25.0 |
| Total short-term credit capacity | | **2,371.1** | 1,950.0 |
| Less: | | | |
| Uncollateralized portion of gross margin credit agreement | | **–** | 10.8 |
| Letters of credit issued inside credit facilities | | **414.6** | 138.9 |
| Loans outstanding under credit agreements and notes payable | | **656.1** | 160.0 |
| Commercial paper outstanding | | **552.9** | 308.2 |
| Accrued interest or original discount on outstanding commercial paper | | **0.8** | 0.5 |
| Available capacity under existing agreements | | **$ 746.7** | $1,331.6 |

*[1] Provides support for Integrys Energy Group's commercial paper borrowing program.*
*[2] Provides support for WPS's commercial paper borrowing program.*
*[3] Provides support for PGL's commercial paper borrowing program.*
*[4] Borrowings under these agreements are guaranteed by Integrys Energy Group.*
*[5] This facility matured in April 2008, at which time the available borrowing capacity under the facility was increased to $175.0 million and the maturity date was extended to April 8, 2009.*
*[6] This note is renewed every six months.*
*[7] This facility matured in April 2008, at which time the facility was renewed and the maturity date was extended. However, in October 2008, borrowings under this facility were paid in full as the facility was terminated. Borrowings under this facility are no longer available.*
*[8] In November 2008, Integrys Energy Group entered into a short-term debt agreement extending through March 2009 to finance its working capital requirements and for general corporate purposes. The agreement requires principal and interest payments to be made in yen. Integrys Energy Services entered into two forward foreign currency exchange contracts to hedge the variability of the foreign currency exchange rate risk associated with the principal and fixed rate interest payments, and Integrys Energy Group expects the principal amount of repayment at maturity, combined with the settlement amount of the forward contracts, to be $156.7 million. See Note 2, "Risk Management Activities" for more information.*
*[9] In November 2008, Integrys Energy Group entered into a revolving credit agreement to finance its working capital requirements and for general corporate purposes which extends to May 2009.*

At December 31, 2008, Integrys Energy Group and its subsidiaries were in compliance with all covenants relating to outstanding short-term debt and expect to be in compliance with all such debt covenants for the foreseeable future. Integrys Energy Group and certain subsidiaries' revolving credit agreements contain financial and other covenants, including, but not limited to a requirement to maintain a debt to total capitalization ratio not to exceed 65%, excluding non-recourse debt. Failure to meet these covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements. Termination of the agreements could permit lenders to require immediate repayment of the outstanding borrowings thereunder.

# NOTE 12—LONG-TERM DEBT

| (Millions) | Series | Year Due | | December 31 2008 | 2007 |
|---|---|---|---|---|---|
| WPS First Mortgage Bonds [1] | | | | | |
| | 7.125% | 2023 | | **$ 0.1** | $ 0.1 |
| WPS Senior Notes [1] [2] | | | | | |
| | 6.125% | 2011 | | **150.0** | 150.0 |
| | 4.875% | 2012 | | **150.0** | 150.0 |
| | 4.80% | 2013 | | **125.0** | 125.0 |
| | 3.95% | 2013 | | **22.0** | 22.0 |
| | 6.375% | 2015 | | **125.0** | – |
| | 5.65% | 2017 | | **125.0** | 125.0 |
| | 6.08% | 2028 | | **50.0** | 50.0 |
| | 5.55% | 2036 | | **125.0** | 125.0 |
| UPPCO First Mortgage Bonds [3] | | | | | |
| | 9.32% | 2021 | | **11.7** | 12.6 |
| PEC Unsecured Senior Note [4] | | | | | |
| | A, 6.90% | 2011 | | **325.0** | 325.0 |
| Fair value hedge adjustment | | | | **3.2** | 0.3 |
| PGL Fixed First and Refunding Mortgage Bonds [5] | | | | | |
| | HH, 4.75% | 2030 | Adjustable after July 1, 2014 | **50.0** | 50.0 |
| | KK, 5.00% | 2033 | | **50.0** | 50.0 |
| | LL, 3.75% | 2033 | Adjustable after February 1, 2012 | **50.0** | 50.0 |
| | MM-2, 4.00% | 2010 | | **50.0** | 50.0 |
| | NN-2, 4.625% | 2013 | | **75.0** | 75.0 |
| | QQ, 4.875% | 2038 | Adjustable after November 1, 2018 | **75.0** | 75.0 |
| | RR, 4.30% | 2035 | Adjustable after June 1, 2016 | **50.0** | 50.0 |
| | SS, 7.00% | 2013 | | **45.0** | – |
| | TT, 8.00% | 2018 | | **5.0** | – |
| PGL Adjustable First and Refunding Mortgage Bonds [6] | | | | | |
| | OO | 2037 | | **51.0** | 51.0 |
| | PP | 2037 | | **–** | 51.0 |
| NSG First Mortgage Bonds [7] | | | | | |
| | M, 5.00% | 2028 | | **28.8** | 29.1 |
| | N-2, 4.625% | 2013 | | **40.0** | 40.0 |
| | O, 7.00% | 2013 | | **6.5** | – |
| Integrys Energy Group Unsecured Senior Notes | | | | | |
| | 5.375% | 2012 | | **100.0** | 100.0 |
| | 7.00% | 2009 | | **150.0** | 150.0 |
| Integrys Energy Group Unsecured Junior Subordinated Notes [8] | | | | | |
| | 6.11% | 2066 | | **300.0** | 300.0 |
| Unsecured term loan due 2010 – Integrys Energy Group | | | | **65.6** | 65.6 |
| Term loans – nonrecourse, collateralized by nonregulated assets [9] | | | | **6.6** | 10.5 |
| Integrys Energy Services' loan | | | | **–** | 0.1 |
| Other term loan [10] | | | | **27.0** | 27.0 |
| Senior secured note [11] | | | | **–** | 1.7 |
| Total | | | | **2,437.5** | 2,311.0 |
| Unamortized discount and premium on bonds and debt | | | | **5.7** | 9.3 |
| Total debt | | | | **2,443.2** | 2,320.3 |
| Less current portion | | | | **(155.2)** | (55.2) |
| Total long-term debt | | | | **$2,288.0** | $2,265.1 |

(1) *WPS's First Mortgage Bonds and Senior Notes are subject to the terms and conditions of WPS's First Mortgage Indenture. Under the terms of the Indenture, substantially all property owned by WPS is pledged as collateral for these outstanding debt securities. All of these debt securities require semi-annual payments of interest. WPS Senior Notes become non-collateralized if WPS retires all of its outstanding First Mortgage Bonds and no new mortgage indenture is put in place.*

(2) *In December 2008, WPS issued $125.0 million of Series 6.375% Senior Notes due December 1, 2015. The net proceeds from the issuance of the Senior Notes were used for funding construction costs and other capital additions, retiring short-term debt related to construction, and general corporate utility purposes.*

*In November 2007, WPS issued $125.0 million of Series 5.65% Senior Notes due November 1, 2017. The net proceeds from the issuance of the Senior Notes were used for funding construction costs and other capital additions and general corporate utility purposes.*

(3) *Under the terms of UPPCO's First Mortgage Indenture, substantially all property owned by UPPCO is pledged as collateral for this outstanding debt series. Interest payments are due semi-annually with a sinking fund payment of $900,000 due each November 1. The final sinking fund payment due November 1, 2021, will completely retire the series.*

(4) *On March 6, 2007, Integrys Energy Group announced that it had entered into a First Supplemental Indenture with PEC and The Bank of New York Trust Company, N.A. The terms of the supplemental indenture provide that Integrys Energy Group will fully and unconditionally guarantee, on a senior unsecured basis, PEC's obligations under its $325.0 million, 6.9% notes due January 15, 2011. See Note 16, "Guarantees," for more information related to this guaranty.*

(5) *In November 2008, PGL issued $45 million of Series SS, 7.0%, 5-year First and Refunding Mortgage Bonds due November 1, 2013 and $5 million of Series TT, 8.0%, 10-year First and Refunding Mortgage Bonds due November 1, 2018. The net proceeds from the issuance of these bonds were used to reduce short-term debt and for other general corporate utility purposes. The first and refunding mortgage bonds were sold in a private placement and are not registered under the Securities Act of 1933.*

*On February 1, 2008, the interest rate on the $50.0 million 3.05% Series LL First Mortgage Bonds at PGL, which support the Illinois Development Finance Authority Adjustable-Rate Gas Supply Refunding Revenue Bonds, Series 2003B, was established at a term rate of 3.75% through January 31, 2012, adjustable after February 1, 2012. These bonds were subject to a mandatory tender for purchase and were remarketed on February 1, 2008. As a result, these bonds were presented in the current portion of long-term debt on Integrys Energy Group's Consolidated Balance Sheet at December 31, 2007. These bonds were included as long-term debt in the December 31, 2008, Consolidated Balance Sheet.*

*PGL's First Mortgage Bonds are subject to the terms and conditions of PGL's First Mortgage Indenture dated January 2, 1926, as supplemented. Under the terms of the Indenture, substantially all property owned by PGL is pledged as collateral for these outstanding debt securities.*

(6) *PGL has outstanding $51.0 million of Adjustable Rate, Series OO Bonds, due October 1, 2037, which are currently in a 35-day Auction Rate mode (the interest rate is reset every 35 days through an auction process). The weighted-average interest rate for 2008 was 5.391% for these bonds.*

*On April 17, 2008, PGL completed the purchase of $51.0 million of Illinois Development Finance Authority Series 2003D Bonds, due October 1, 2037, and backed by PGL Series PP Bonds. Upon repurchase, the auction rate mode was converted from a 35-day mode to a weekly variable rate mode. This transaction was treated as a repurchase of the Series PP Bonds by PGL. As a result, the liability related to the Series PP Bonds was extinguished. PGL intends to hold the bonds while it continues to monitor the tax-exempt market and assess potential remarketing or refinancing opportunities.*

*PGL's First Mortgage Bonds are subject to the terms and conditions of PGL's First Mortgage Indenture dated January 2, 1926, as supplemented. Under the terms of the Indenture, substantially all property owned by PGL is pledged as collateral for these outstanding debt securities.*

*PGL has utilized certain First Mortgage Bonds to secure tax exempt interest rates. The Illinois Finance Authority and the City of Chicago have issued Tax Exempt Bonds, and the proceeds from the sale of these bonds were loaned to PGL. In return, PGL issued equal principal amounts of certain collateralized First Mortgage Bonds.*

(7) *In November 2008, NSG issued $6.5 million of Series O, 7.0%, 5-year First Mortgage Bonds due November 1, 2013. The net proceeds from the issuance of the First Mortgage Bonds was used for general corporate utility purposes. The First Mortgage Bonds were sold in a private placement and are not registered under the Securities Act of 1933.*

*NSG's First Mortgage Bonds are subject to the terms and conditions of NSG's First Mortgage Indenture dated April 1, 1955, as supplemented. Under the terms of the Indenture, substantially all property owned by NSG is pledged as collateral for these outstanding debt securities.*

*NSG has utilized First Mortgage Bonds to secure tax exempt interest rates. The Illinois Finance Authority has issued Tax Exempt Bonds, and the proceeds from the sale of these bonds were loaned to NSG. In return, NSG issued equal principal amounts of certain collateralized First Mortgage Bonds.*

(8) *On December 1, 2006, Integrys Energy Group issued $300.0 million of Junior Subordinated Notes. Due to certain features of these notes, rating agencies consider them to be hybrid instruments with a combination of debt and equity characteristics. These notes have a 60-year term and rank junior to all current and future indebtedness of Integrys Energy Group, with the exception of trade accounts payable and other accrued liabilities arising in the ordinary course of business. Interest is payable semi-annually at the stated rate of 6.11% for the first ten years, but the rate has been fixed at 6.22% for this period through the use of forward-starting interest rate swaps. The interest rate will float for the remainder of the term. The notes can be prepaid without penalty after the first ten years. Integrys Energy Group has agreed, however, in a replacement capital covenant with the holders of Integrys Energy Group's 5.375% Unsecured Senior Notes due December 1, 2012, that it will not redeem or repurchase the Junior Subordinated Notes on or prior to December 1, 2036, unless such repurchases or redemptions are made from the proceeds of the sale of specific securities considered by rating agencies to have equity characteristics equal to or greater than those of the Junior Subordinated Notes.*

(9) *Borrowings by Integrys Energy Services under term loans and collateralized by nonregulated assets totaled $6.6 million at December 31, 2008. The assets of WPS New England Generation, Inc. and WPS Canada Generation, Inc., subsidiaries of Integrys Energy Services, collateralize $1.9 million and $4.7 million, respectively, of the total outstanding amount. Both loans have semi-annual installment payments, interest rates of 8.75%, maturity dates in May 2010, and are guaranteed by Integrys Energy Group starting January 2009.*

(10) *In April 2001, the Schuylkill County Industrial Development Authority issued $27.0 million of Refunding Tax Exempt Bonds. The proceeds from the bonds were loaned to WPS Westwood Generation, LLC, a subsidiary of Integrys Energy Services. This loan is repaid by WPS Westwood Generation to Schuylkill County Industrial Development Authority with monthly interest only payments and has a floating interest rate that is reset weekly. At December 31, 2008, the interest rate was 1.38%. The loan is to be repaid by April 2021. Integrys Energy Group agreed to guarantee WPS Westwood Generation's obligation to provide sufficient funds to pay the loan and the related obligations and indemnities.*

(11) *On June 26, 2008, Upper Peninsula Building Development Corporation, a subsidiary of Integrys Energy Group, repaid the outstanding principal balance on its 9.25% Senior Secured Note. The note was secured by a First Mortgage lien on a building sold in July 2008 that was previously owned and leased to UPPCO for use as their corporate headquarters.*

At December 31, 2008, Integrys Energy Group and each of its subsidiaries were in compliance with all respective covenants relating to outstanding long-term debt and expect to be in compliance with all such debt covenants for the foreseeable future. Integrys Energy Group and certain subsidiaries' long-term debt obligations contain covenants related to payment of principal and interest when due and various financial reporting obligations. Failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of outstanding debt obligations.

A schedule of all principal debt payment amounts, including bond maturities and early retirements, for Integrys Energy Group is as follows:

| Year Ending December 31 *(Millions)* | |
|---|---|
| 2009 | $ 155.2 |
| 2010 | 118.8 |
| 2011 | 479.1 |
| 2012 | 250.9 |
| 2013 | 314.4 |
| Later years | 1,119.1 |
| Total payments | $2,437.5 |

# NOTE 13—ASSET RETIREMENT OBLIGATIONS

The utility segments have asset retirement obligations primarily related to removal of natural gas distribution pipe (including asbestos and PCBs); asbestos abatement at certain facilities, office buildings, and service centers; disposal of PCB-contaminated transformers; and closure of fly-ash landfills at certain generation facilities. In accordance with SFAS No. 71, the utilities establish regulatory assets and liabilities to record the differences between ongoing expense recognition under SFAS No. 143 and FASB Interpretation No. 47, and the ratemaking practices for retirement costs authorized by the applicable regulators.

Asset retirement obligations at Integrys Energy Services relate to asbestos abatement at certain generation facilities.

As discussed in Note 3, *"Discontinued Operations,"* Integrys Energy Services completed the sale of Sunbury in July 2006, which included the transfer of asset retirement obligations related to Sunbury.

## Changes to Asset Retirement Obligation Liabilities

The following table shows changes to Integrys Energy Group's asset retirement obligations through December 31, 2008.

| *(Millions)* | Utilities | Integrys Energy Services | Total |
|---|---|---|---|
| Asset retirement obligations at December 31, 2005 | $ 8.6 | $ 6.3 | $ 14.9 |
| Accretion | 0.5 | 0.2 | 0.7 |
| Asset retirement obligations from acquisition of natural gas operations in Michigan and Minnesota | 0.3 | – | 0.3 |
| Asset retirement obligations transferred in sales | – | (5.8) | (5.8) |
| Asset retirement obligations at December 31, 2006 | 9.4 | 0.7 | 10.1 |
| Accretion | 6.8 | – | 6.8 |
| Asset retirement obligations from merger with PEC | 124.9 | – | 124.9 |
| Asset retirement obligations transferred in sales | (0.2) | – | (0.2) |
| Settlements | (1.4) | – | (1.4) |
| Asset retirement obligations at December 31, 2007 | 139.5 | 0.7 | 140.2 |
| Accretion | **7.8** | **–** | **7.8** |
| Additions and revisions to estimated cash flows | **31.7** | **–** | **31.7** |
| Asset retirement obligations transferred in sales | **(0.1)** | **(0.5)** | **(0.6)** |
| **Asset retirement obligations at December 31, 2008** | **$178.9** | **$ 0.2** | **$179.1** |

# NOTE 14—INCOME TAXES

## Deferred Tax Assets and Liabilities

Certain temporary book to tax differences, for which the offsetting amount is recorded as a regulatory asset or liability, are presented in the table below as net amounts, consistent with regulatory treatment.

The principal components of our deferred tax assets and liabilities recognized in the Consolidated Balance Sheets as of December 31 are as follows:

| *(Millions)* | 2008 | 2007 |
|---|---|---|
| **Deferred tax assets:** | | |
| Tax credit carryforwards | **$ 96.0** | $112.0 |
| Employee benefits | **88.9** | 60.8 |
| State capital and operating loss carryforwards | **15.9** | 14.5 |
| Other | **52.2** | 41.9 |
| Total deferred tax assets | **253.0** | 229.2 |
| Valuation allowance | **(2.3)** | (2.3) |
| Net deferred tax assets | **$250.7** | $226.9 |
| **Deferred tax liabilities:** | | |
| Plant related | **$642.1** | $568.8 |
| Regulatory deferrals | **70.3** | 73.2 |
| Price risk management | **45.6** | 93.2 |
| Total deferred tax liabilities | **$758.0** | $735.2 |
| **Consolidated balance sheet presentation:** | | |
| Current deferred tax liabilities | **$ 71.6** | $ 13.9 |
| Long-term deferred tax liabilities | **435.7** | 494.4 |
| Net deferred tax liabilities | **$507.3** | $508.3 |

Deferred tax credit carryforwards at December 31, 2008, include $85.2 million of alternative minimum tax credits related to tax credits available under former Section 29/45K of the Internal Revenue Code. These alternative minimum tax credits can be carried forward indefinitely. Carryforward periods for state capital and operating losses vary. In the majority of states in which Integrys Energy Group operates the period is 15 years or more, with the majority beginning to expire in 2013. Valuation allowances have been established for certain state operating and capital loss carryforwards due to the uncertainty of the ability to realize the benefit of these losses in the future.

## Federal Income Tax Expense

The following table presents a reconciliation of federal income taxes to the provision for income taxes reported in the Consolidated Statements of Income for the periods ended December 31. The taxes are calculated by multiplying the statutory federal income tax rate by book income before federal income tax.

| *(Millions, except for percentages)* | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| | Rate | Amount | Rate | Amount | Rate | Amount |
| Statutory federal income tax | **35.0%** | **$61.6** | 35.0% | $93.4 | 35.0% | $68.8 |
| State income taxes, net | **6.8** | **12.0** | 4.3 | 11.5 | 6.5 | 12.8 |
| Unrecognized tax benefits | **0.1** | **0.2** | 0.4 | 1.0 | – | – |
| Benefits and compensation | **(2.8)** | **(4.8)** | (2.5) | (6.8) | (2.5) | (4.8) |
| Investment tax credit | **(1.0)** | **(1.8)** | (0.6) | (1.5) | (0.4) | (0.8) |
| Federal tax credits | **(6.0)** | **(10.6)** | (5.4) | (14.3) | (15.8) | (30.2) |
| Other differences, net | **(3.0)** | **(5.4)** | 1.0 | 2.7 | 0.1 | (0.8) |
| **Effective income tax** | **29.1%** | **$51.2** | 32.2% | $86.0 | 22.9% | $45.0 |
| **Current provision** | | | | | | |
| Federal | | **$(10.5)** | | $ (6.8) | | $21.1 |
| State | | **(3.1)** | | 8.9 | | 6.2 |
| Foreign | | **1.9** | | 4.7 | | 5.3 |
| **Total current provision** | | **$(11.7)** | | $6.8 | | $32.6 |
| Deferred provision | | **$63.9** | | $78.2 | | $11.4 |
| Net operating loss carryforwards | | **–** | | (0.9) | | 1.8 |
| Unrecognized tax benefits | | **0.2** | | 1.0 | | – |
| Interest | | **(0.1)** | | 2.4 | | – |
| Penalties | | **0.4** | | (0.1) | | – |
| Investment tax credit—amortization | | **(1.5)** | | (1.4) | | (0.8) |
| **Total income tax expense** | | **$51.2** | | $86.0 | | $45.0 |

Foreign income before taxes was $12.0 million in 2008, $23.3 million in 2007, and $24.5 million in 2006.

As the related temporary differences reverse, our regulated utilities are prospectively refunding taxes to or collecting taxes from customers for which deferred taxes were recorded in prior years at rates different than current rates. The net regulatory asset for these and other regulatory tax effects totaled $13.9 million and $11.3 million as of December 31, 2008, and 2007, respectively.

Effective January 1, 2007, Integrys Energy Group records penalties and accrued interest related to income taxes as a component of income tax expense. Prior to January 1, 2007, Integrys Energy Group recorded interest and penalties as components of income before taxes. Integrys Energy Group recognized interest and penalties of $0.3 million in 2008, $2.3 million in 2007, and $0.3 million in 2006. Integrys Energy Group had accrued interest and penalties related to uncertain tax positions of $6.0 million at December 31, 2008, $4.6 million at December 31, 2007, and $0.2 million at January 1, 2007.

## Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| *(Millions)* | 2008 | 2007 |
|---|---|---|
| Balance at January 1 | **$10.0** | $ 3.7 |
| Increase related to tax positions acquired | **–** | 13.9 |
| Increase related to tax positions taken in prior years | **23.8** | 0.5 |
| Decrease related to tax positions taken in prior years | **(7.7)** | (0.3) |
| Decrease related to tax positions taken in current year | **–** | (3.9) |
| Decrease related to settlements | **(3.7)** | (3.6) |
| Decrease related to lapse of statutes | **–** | (0.3) |
| Balance at December 31 | **$22.4** | $10.0 |

In 2008, unrecognized tax benefits at Integrys Energy Group increased $12.4 million, primarily related to positions we expect to be taken by the United States Internal Revenue Service (IRS) and the state of Illinois during on-going examinations and appeals.

At December 31, 2008, unrecognized tax benefits of $4.6 million could affect Integrys Energy Group's effective tax rate for continuing operations if recognized in subsequent periods. Also at December 31, 2008, unrecognized tax benefits of $9.5 million related to discontinued operations could affect Integrys Energy Group's effective tax rate if recognized in subsequent periods.

Subsidiaries of Integrys Energy Group file income tax returns in the United States federal jurisdiction, in various United States state and local jurisdictions, and in Canada. Subject to the following major exceptions listed below, Integrys Energy Group is no longer subject to United States federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2003.

- Wisconsin Department of Revenue – WPS has agreed to statute extensions for tax years covering 2001 and 2002.
- New York State Department of Revenue – Integrys Energy Services has the 2002 tax year open for amended returns that were filed.
- Oregon Department of Revenue – WPS Power Development has an open examination for the 2002 tax year.

In 2008, Integrys Energy Group closed the following examination:

- Oregon Department of Revenue – WPS Power Development, Inc. for the tax year 2001.

Integrys Energy Group has the following open examinations:

- IRS – PEC and consolidated subsidiaries have an open examination for the September 30, 2004, through December 31, 2006, tax years.
- IRS – Integrys Energy Group and consolidated subsidiaries has an open examination for the 2006 and 2007 tax years along with the February 21, 2007, PEC short year.
- Illinois Department of Revenue – PEC and combined subsidiaries have an open examination for the September 30, 2003, through December 31, 2006, tax years.
- Wisconsin Department of Revenue – WPS has an open examination for the 2001-2006 tax years.
- New York State Department of Revenue – WPS Energy Services and WPS Power Development have open examinations for the 2004 and 2005 tax years. Also, Integrys Energy Services has the 2002 and 2003 tax years open for amended returns that were filed.
- Oregon Department of Revenue – WPS Energy Services has an open examination for the 2005 tax year; WPS Power Development has an open examination for the 2002, 2003, and 2004 tax years.

In the next 12 months, it is reasonably possible that Integrys Energy Group and its subsidiaries will settle their open examinations in multiple taxing jurisdictions related to tax years prior to 2006, resulting in a decrease in unrecognized tax benefits of as much as $11.6 million.

# NOTE 15—COMMITMENTS AND CONTINGENCIES

## Commodity Purchase Obligations and Purchase Order Commitments

Integrys Energy Group routinely enters into long-term purchase and sale commitments that have various quantity requirements and durations. The regulated natural gas utilities have obligations to distribute and sell natural gas to their customers, and the regulated electric utilities have obligations to distribute and sell electricity to their customers. The utilities expect to recover costs related to these obligations in future customer rates. Additionally, the majority of the energy supply contracts entered into by our nonregulated segment, Integrys Energy Services, are to meet its obligations to deliver energy to customers.

The obligations described below are as of December 31, 2008.

- The electric utility segment has obligations related to coal supply and transportation that extend through 2016 and total $598.2 million, obligations of $1.3 billion for either capacity or energy related to purchased power that extend through 2027, and obligations for other commodities totaling $14.3 million, which extend through 2013.
- The natural gas utility segment has obligations related to natural gas supply and transportation contracts totaling $1.3 billion, some of which extend through 2028.
- Integrys Energy Services has obligations related to energy and natural gas supply contracts that extend through 2018 and total $4.0 billion. The majority of these obligations end by 2011, with obligations totaling $269.4 million extending beyond 2012.
- Integrys Energy Group also has commitments in the form of purchase orders issued to various vendors, which totaled $626.8 million and relate to normal business operations, as well as large construction projects.

## Environmental

United States Environmental Protection Agency (EPA) Section 114 Request

In 2000, WPS received a request from the EPA under Section 114 of the Clean Air Act, seeking information related to work performed on the coal-fired boilers located at WPS's Pulliam and Weston electric generation stations. WPS filed a response with the EPA in early 2001.

In May 2002, WPS received a follow-up request from the EPA seeking additional information regarding specific boiler-related work performed on Pulliam Units 3, 5, and 7, as well as information on WPS's life extension program for Pulliam Units 3-8 and Weston Units 1 and 2. WPS filed a final response to the EPA's follow-up request in June 2002.

In 2000 and 2002, Wisconsin Power and Light Company (WP&L) received a similar series of EPA information requests relating to work performed on certain coal-fired boilers and related equipment at the Columbia generation station (a facility located in Portage, Wisconsin, jointly owned by WP&L, Madison Gas and Electric Company, and WPS). WP&L is the operator of the plant and is responsible for responding to governmental inquiries relating to the operation of the facility. WP&L filed its response for the Columbia facility in July 2002.

Depending upon the results of the EPA's review of the information provided by WPS and WP&L, the EPA may perform any of the following:

- issue notices of violation (NOV) asserting that a violation of the Clean Air Act occurred,
- seek additional information from WPS, WP&L, and/or third parties who have information relating to the boilers, and/or
- close out the investigation.

In addition, under the Clean Air Act, citizen groups may pursue a claim. WPS has no notice of such a claim based on the information submitted to the EPA.

To date, the EPA has not responded to the 2001 and 2002 filings made by WPS and WP&L. However, in March 2008, a data request was received from the EPA seeking information related to operations and projects for the Pulliam and Weston coal-fired boilers from January 2000 to the present. WPS has submitted its response. In December 2008, WP&L received a similar data request and is preparing its response.

In response to the EPA's Clean Air Act enforcement initiative, several utilities elected to settle with the EPA, while others are in litigation. The fines and penalties (including the cost of supplemental environmental projects) associated with settlements involving comparably-sized facilities range between $7 million and $30 million. The regulatory interpretations upon which the lawsuits or settlements are based may change based on future court decisions of the pending litigations.

If the federal government brings a claim against WPS and if it were determined by a court that historic projects at WPS's Pulliam and Weston plants required either a state or federal Clean Air Act permit, WPS may, under the applicable statutes, be required to:

- shut down any unit found to be operating in non-compliance,
- install additional pollution control equipment,
- pay a fine, and/or
- pay a fine and conduct a supplemental environmental project in order to resolve any such claim.

*Pulliam Air Notice of Violation*

In September 2007, an NOV was issued to WPS by the Wisconsin Department of Natural Resources (WDNR) alleging various violations of the Pulliam facility's Title V permit, primarily pertaining to certain recordkeeping and monitoring requirements. WPS met with the WDNR in November 2007 to discuss and attempt to resolve the matters identified in the NOV, and subsequently submitted additional information pursuant to the WDNR's request. While not finally confirmed by the WDNR, WPS understands that this issue is essentially resolved.

*Weston 4 Air Permit*

In November 2004, the Sierra Club filed a petition with the WDNR under Section 285.61 of the Wisconsin Statutes seeking a contested case hearing on the construction permit issued for the Weston 4 generation station, which is a necessary predicate to plant construction under the pertinent air emission regulations (hereinafter referred to as the "Weston 4 air permit"). In February 2006, the administrative law judge affirmed the Weston 4 air permit with changes to the emission limits for sulfur dioxide and nitrogen oxide from the coal-fired boiler and particulate from the cooling tower. The changes, which were implemented by the WDNR in a revised permit issued on March 28, 2007, set limits that are more stringent than those originally set by the WDNR (hereinafter referred to as the "March 28, 2007, permit language").

On April 27, 2007, the Sierra Club filed a second petition requesting a contested case hearing regarding the March 28, 2007, permit language, which was granted by the WDNR. Both parties subsequently moved for summary judgment. In a decision issued on November 8, 2007, the administrative law judge granted WPS's motion for summary judgment in that proceeding, upholding the March 28, 2007, permit language. The Sierra Club filed petitions with the Dane County Circuit Court on April 27, 2007, and November 14, 2007, for judicial review of the Weston 4 air permit and the underlying proceedings before the administrative law judge. These two judicial review proceedings were consolidated by the Court. On February 12, 2009, the Court upheld the administrative law judge's final order, which affirmed the WDNR's actions. The Sierra Club has 30 days to appeal this decision.

These activities did not stay the construction and startup of the Weston 4 facility or the administrative law judge's decision on the Weston 4 air permit. WPS believes that it has substantial defenses to the Sierra Club's challenges. Until the Sierra Club's challenge is finally resolved, Integrys Energy Group will not be able to make a final determination of the probable cost impact, if any, of compliance with any changes to the Weston 4 air permit on its future costs.

In December 2008, an NOV was issued to WPS by the WDNR alleging various violations of the air permits for Weston 4, as well as Weston 1 and 2. The alleged violations include an exceedance of the carbon monoxide and volatile organic compound limits at Weston 4, exceedances of the hourly sulfur dioxide limit in ten 3-hour periods during startup/shutdown and during one separate event at Weston 4, and two that address baghouse operation at Weston 1 and 2. Corrective actions have been taken. An enforcement conference was held on January 7, 2009. It is likely that the WDNR will refer the NOV to the state Justice Department for enforcement. Management does not believe that this will have a material adverse impact on the results of operations of Integrys Energy Group.

*Weston Operating Permits*

In early November 2006, it came to the attention of WPS that previous ambient air quality computer modeling done by the WDNR for the Weston facility (and other nearby air sources) did not take into account the emissions from the existing Weston 3 facility for purposes of evaluating air quality increment consumption under the required Prevention of Significant Deterioration. WPS believes it has undertaken and completed corrective measures to address any identified modeling issues and anticipates issuance of a revised Title V permit in the near future that will resolve this issue. Integrys Energy Group currently is not able to make a final determination of the probable cost impact of this issue, if any.

In December 2008, an NOV was issued to WPS by the WDNR that includes alleged violations of the air permit at Weston 1 and 2 related to the operation of the baghouses. This NOV is discussed above under "Weston 4 Air Permit."

*Mercury and Interstate Air Quality Rules*

*Mercury*

The state of Wisconsin has recently revised the state mercury rule, Chapter NR 446. The revised rule requires a 40% reduction from the 2002 through 2004 baseline beginning January 1, 2010, through the end of 2014. Beginning in 2015, electric generating units above 150 megawatts will be required to reduce emissions by 90%. Reductions can be phased in and the 90% target can be delayed until 2021 if additional sulfur dioxide and nitrogen oxide reductions are implemented. By 2015, electric generating units above 25 megawatts but less than 150 megawatts must reduce their mercury emissions to a level defined as the Best Available Control Technology rule. WPS estimates capital costs of approximately $26 million for phase one, which includes estimates for both wholly owned and jointly owned plants, to achieve the required reductions. The capital costs are expected to be recovered in future rate cases. Following the promulgation of a federal mercury control and monitoring rule in 2005 by the EPA, the state of Wisconsin filed suit along with other states in opposition of the rule. On February 8, 2008, the United States Court of Appeals for the District of Columbia Circuit ruled in favor of the petitioners and vacated the federal rule. In May 2008, the EPA's appeal of the ruling was denied. The EPA is reviewing options for a new rulemaking.

*Sulfur Dioxide and Nitrogen Oxide*

The EPA issued the Clean Air Interstate Rule, formerly known as the Interstate Air Quality Rule (CAIR), in 2005. The rule was originally intended to reduce sulfur dioxide and nitrogen oxide emissions from utility boilers located in 29 states, including Wisconsin, Michigan, Pennsylvania, and New York. The CAIR required reduction of sulfur dioxide and nitrogen oxide emissions in two phases. The first phase required about a 50% reduction beginning in 2009 for nitrogen oxide and beginning in 2010 for sulfur dioxide. The second phase was to begin in 2015 for both pollutants and required about a 65% reduction in emissions. The rule allowed the state of Wisconsin to either require utilities located in the state to participate in the EPA's interstate cap and trade program or meet the state's emission budget for sulfur dioxide and nitrogen oxide through measures to be determined by the state. Wisconsin's rule, which incorporates the cap and trade approach, had completed the state legislative review and had been forwarded to the EPA for final review.

On July 11, 2008, the United States Court of Appeals for the District of Columbia issued a decision vacating the CAIR and the associated Federal Implementation Plan. The EPA requested a rehearing of the decision by the Court of Appeals. On December 23, 2008, the Court of Appeals reversed the CAIR vacatur and thus CAIR has been reinstated. The court also directed the EPA to address the deficiencies noted in its July 11, 2008, ruling.

Prior to the court's vacatur decision, WPS was evaluating a number of options, including using the allowance cap and trade program and/or installing controls. Following the vacatur, WPS put its allowance trading activities on hold. Now with the reinstatement of CAIR, WPS has been re-analyzing its options. WPS does not currently own any annual nitrogen oxide emission allowances beyond those allocated by the state, but has taken delivery of a small number of additional ozone season nitrogen oxide allowances since the reinstatement of CAIR. WPS does not expect any material impact as a result of the vacatur and subsequent reinstatement of the CAIR with respect to nitrogen oxide emission allowances. WPS has been authorized by the PSCW to defer in 2009 purchases of nitrogen oxide emission allowances, which are estimated to be $20 million.

The reinstatement of CAIR has also affected the status of the Best Available Retrofit Technology rule. The WDNR position, as well as the status of WPS units, under that rule is currently being evaluated.

For planning purposes, it is still assumed that additional sulfur dioxide and nitrogen oxide controls will be needed on existing units. The installation of any controls will need to be scheduled as part of WPS's long-term maintenance plan for its existing units. As such, controls may need to be installed before 2015. On a preliminary basis, and assuming controls are still required, WPS estimates capital costs of $523 million, which includes estimates for both wholly owned and jointly owned plants, in order to meet an assumed 2015 compliance date. This estimate is based on costs of current control technology and current information regarding the final state and federal rules. The capital costs are anticipated to be recovered in future rate cases.

*Manufactured Gas Plant Remediation*

Integrys Energy Group's natural gas utilities, their predecessors, and certain former affiliates operated facilities in the past at multiple sites for the purpose of manufacturing and storing manufactured gas and, as such, are responsible for the environmental impacts at 55 manufactured gas plant sites located in Wisconsin, Michigan, and Illinois. All are former regulated utility sites and are being remediated, with costs charged to existing ratepayers at WPS, MGU, PGL, and NSG. Eight of these sites have been transferred to the EPA Superfund Alternative Sites Program, and 11 sites have been transferred to the EPA's Superfund Removal Program. On November 4, 2008, the 11 sites were transferred to the EPA Superfund Alternative Sites Program. Integrys Energy Group estimated and accrued for $639.0 million of future undiscounted investigation and cleanup costs as of December 31, 2008. Integrys Energy Group recorded a regulatory asset of $679.9 million, which is net of insurance recoveries received of $54.4 million, related to the recovery of both unrecovered expenditures and estimated future expenditures as of December 31, 2008.

The natural gas utilities are coordinating the investigation and the cleanup of the manufactured gas plant sites under what is called a "multi-site" program. This program involves prioritizing the work to be done at the sites, preparation and approval of documents common to all of the sites, and utilization of a consistent approach in selecting remedies.

The EPA has identified NSG as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), at the Waukegan Coke Plant Site located in Waukegan, Illinois (Waukegan Site). The Waukegan Site is part of the Outboard Marine Corporation (OMC) Superfund Site. The EPA also identified OMC, General Motors Corporation, and certain other parties as PRPs at the Waukegan Site. NSG and the other PRPs are parties to a consent decree that requires NSG and General Motors, jointly and severally, to perform the remedial action and establish and maintain financial assurance of $27.0 million (in the form of certain defined net worth levels that NSG has met). The soil component of the remedial action was completed in August 2005. The final design for the groundwater component of the remedial action has been completed, and construction of the groundwater treatment plan was completed in August 2008. Operation of the groundwater treatment unit began in September 2008 and is expected to be up to full capacity during the first quarter of 2009. The EPA reduced the financial assurance requirement to $21.0 million to reflect completion of the soil component of the remedial action.

With respect to portions of certain sites in the city of Chicago (Chicago), PGL received demands from site owners and others asserting standing regarding the investigation or remediation of their parcels. Some of these demands seek to require PGL to perform extensive investigations or remediations. These demands include notice letters sent to PGL by River Village West. In April 2005, River Village West filed suit against PGL in the United States District Court for the Northern District of Illinois under Resource Conservation and Recovery Act (RCRA). The suit, River Village West LLC et al. v. The Peoples Gas Light and Coke Company, No. 05-C-2103 (N.D. Ill. 2005) (RVW II), seeks an order directing PGL to remediate three former sites: the former South Station, the former Throop Street Station, and the former Hough Place Station.

In August 2006, a member of River Village West individually filed suit against PGL in the United States District Court for the Northern District of Illinois under the RCRA. The suit, Thomas A. Snitzer v. The Peoples Gas Light and Coke Company, No. 06-C-4465 (N.D. Ill. 2006) (Snitzer I), seeks an order directing PGL to remediate the Willow Street Station former manufactured gas plant site, which is located along the Chicago River. In October 2006, the same individual filed another suit in the United States District Court for the Northern District of Illinois under RCRA and CERCLA. The suit, Thomas A. Snitzer v. The Peoples Gas Light and Coke Company, No. 06-C-5901 (N.D. Ill. 2006) (Snitzer II), seeks an order directing PGL to remediate four former manufactured gas plant sites, which are located on or near the Chicago River: 22nd Street Station, Division Street Station, Hawthorne Station, and North Shore Avenue Station. This individual also notified PGL of his intent to file suit under RCRA and CERCLA seeking an order directing PGL to remediate two other such sites: Calumet Station and North Station.

In February 2007, Snitzer I and Snitzer II were consolidated with the RVW II case. In June 2007, PGL filed a motion to dismiss, or in the alternative, stay the consolidated litigation on the basis of the transfer of the sites at issue in the litigation to the EPA Superfund Removal Program. On September 28, 2007, the federal district court issued a ruling staying the litigation "pending the conclusion of the United States EPA actions" at these sites. The plaintiffs filed a motion for reconsideration. The court reconsidered the stay and on September 25, 2008, granted PGL's motion for a judgment on the pleadings dismissing the suit. On October 24, 2008, the plaintiffs appealed the district court's ruling. The parties have now agreed to terms of a settlement and upon execution of the settlement documents and implementation of the settlement terms, this matter will be dismissed. The amount of the settlement was not material to Integrys Energy Group.

Management believes that any costs incurred for environmental activities relating to former manufactured gas plant operations that are not recoverable through contributions from other entities or from insurance carriers have been prudently incurred and are, therefore, recoverable through rates for WPS, MGU, PGL, and NSG. Accordingly, management believes that the costs incurred in connection with former manufactured gas plant operations will not have a material adverse effect on the financial position or results of operations of Integrys Energy Group.

*Flood Damage*

In May 2003, a fuse plug at the Silver Lake reservoir owned by UPPCO was breached. This breach resulted in subsequent flooding downstream on the Dead River, which is located in Michigan's Upper Peninsula near Marquette, Michigan. Several lawsuits were filed related to this incident, all of which have been settled and for which insurance recovery was received in excess of the applicable self-insured retention.

UPPCO has completed significant environmental restoration activities and is working with the Michigan Department of Environmental Quality to determine what additional activities and mitigation projects are necessary to resolve the impacts associated with this event. Integrys Energy Group maintains a comprehensive insurance program that includes UPPCO that it believes is sufficient to cover its responsibilities related to this event. The self-insured retention on this policy is not material to Integrys Energy Group.

As part of UPPCO's 2009 Power Supply Cost Recovery Plan filing with the Michigan Public Service Commission (MPSC) on September 30, 2008, UPPCO filed for recovery of the remaining deferred replacement power costs related to the Silver Lake incident. Through December 31, 2008, UPPCO deferred replacement power costs of $3.2 million, non-fuel operating and maintenance costs of $0.8 million, and estimated related carrying costs of $0.6 million. UPPCO offset all of the non-fuel operating and maintenance costs and related carrying costs, as well as a portion of the replacement power costs, with a settlement of $2.2 million received from third parties involved in the Silver Lake incident. The remaining replacement power cost requested for recovery from Michigan retail customers is $2.4 million.

The reconstruction of the Silver Lake dam was completed in November 2008. This included a new concrete spillway and a new earthen dam with monitoring instrumentation. The Federal Energy Regulatory Commission (FERC) and Board of Consultants were on site and certified the completion. UPPCO has submitted a refill and operations plan for FERC approval. Once the refill plan is approved by the FERC, the reservoir can be refilled. It is expected to take approximately two years to return the reservoir to normal operation. Cost recovery for rebuilding the Silver Lake facility will be the subject of a future rate proceeding.

*Greenhouse Gases*

There is increasing concern over the issue of climate change and the effect of emissions of greenhouse gases, in particular from the combustion of fossil fuels. Integrys Energy Group is evaluating both the technical and cost implications which may result from future state, regional, or federal greenhouse gas regulatory programs. This evaluation indicates that it is probable that any regulatory program that caps emissions or imposes a carbon tax will increase costs for Integrys Energy Group and its customers. The greatest impact is likely to be on fossil fuel-fired generation, with a less significant impact on natural gas storage and distribution operations. Efforts are underway within the utility industry to find a feasible method for capturing carbon dioxide from pulverized coal-fired units and to develop cleaner ways to burn coal. The use of alternate fuels is also being explored by the industry, but there are many cost and availability issues. Recently there have been efforts initiated to develop state and regional greenhouse gas programs. There are also renewed efforts to create federal legislation to limit carbon dioxide emissions and to create national renewable portfolio standards. A risk exists that such legislation will increase the cost of energy. However, we believe the capital expenditures we are making at our generation units are appropriate under any reasonable mandatory greenhouse gas program and that future expenditures by our regulated electric utilities will be recoverable in rates. Integrys Energy Group will continue to monitor and manage potential risks and opportunities associated with future greenhouse gas regulatory actions.

*Escanaba Water Permit Issues*

UPPCO operates the Escanaba Generating Station (EGS) under contract with its owner, the city of Escanaba (City). While the City owns the water permits for EGS, UPPCO's personnel provide testing and certification of waste water discharges. In September 2008, UPPCO became aware of potential water discharge permit violations regarding reported pH and oil and grease readings at EGS. Corrective actions have been implemented at the plant, notification has been provided to the City, and UPPCO has self reported the potential permit violations to the Michigan Department of Environmental Quality (MDEQ). A final report was filed by UPPCO with the MDEQ on November 25, 2008, and a copy was sent to the City.

Depending upon the results of the MDEQ's review of the information provided by UPPCO, the MDEQ, in consultation with the Michigan Attorney General Office, may perform any of the following:

- assess a fine and/or seek criminal charges against UPPCO,
- assess a fine and/or seek criminal charges against the former manager who certified the reports, and/or
- close out the investigation.

## Natural Gas Charge Reconciliation Proceedings and Related Matters

*Natural Gas Charge Settlement*

For PGL and NSG, the ICC conducts annual proceedings regarding the reconciliation of revenues from the natural gas charge and related natural gas costs. The natural gas charge represents the cost of natural gas and transportation and storage services purchased by PGL and NSG, as well as gains, losses, and costs incurred under PGL's and NSG's hedging program (Gas Charge). In these proceedings, interested parties review the accuracy of the reconciliation of revenues and costs and the prudence of natural gas costs recovered through the Gas Charge. If the ICC were to find that the reconciliation was inaccurate or any natural gas costs were imprudently incurred, the ICC would order the utility companies to refund the affected amount to customers through subsequent Gas Charge filings.

In March 28, 2006, orders, the ICC adopted a settlement agreement related to fiscal years 2001 through 2004 natural gas costs. Under certain provisions of the settlement agreement, PEC agreed to provide the Illinois Attorney General (AG) and Chicago up to $30.0 million for conservation and weatherization programs for which PGL and NSG may not seek rate recovery. PGL and NSG also agreed to implement a reconnection program for customers identified as hardship cases on the date of the agreement. Finally, PGL and NSG agreed to internal audits and an external audit of natural gas supply practices.

With respect to the conservation and weatherization funding, as of December 31, 2008, $15.2 million remained unpaid, of which $5.2 million was included in other current liabilities, and $10.0 million was included in other long-term liabilities. Under the reconnection program, PGL and NSG reconnected customers who participated in the program and took other steps required by the agreement. The AG and Chicago have indicated that they believe the terms of the reconnection program are broader than what PGL and NSG implemented. Management continues to believe that it has fully complied with the reconnection program obligations of the settlement agreement.

Concerning the audit requirements, two of the five required annual internal audits have been completed. An auditor hired by the ICC conducted the external audit, and the report was filed on April 10, 2008. The report included 32 recommendations, none of which quantified natural gas costs that the auditor believed should not be recovered by PGL and NSG. By March 31, 2009, PGL and NSG expect to complete their responses to the 25 recommendations they agreed to implement in a June 30, 2008, response to the audit. The ICC staff has not filed a reply to PGL's and NSG's response.

The fiscal 2005 Gas Charge reconciliation cases were initiated in November 2005. The settlement of the prior fiscal years' Gas Charge reconciliation proceedings did not affect these cases, except for PGL's agreement to credit fiscal 2005 hub revenues as an offset to utility customers' natural gas charges. For PGL and NSG, the ICC issued its orders on January 16, 2008. The natural gas cost disallowance for PGL was $20.5 million, and included 2005 hub revenues and an adjustment for transportation customers' bank (storage) natural gas. The natural gas cost disallowance for NSG was $1.0 million, and also related to a bank natural gas adjustment. The customer refunds from the 2005 Gas Charge reconciliation cases were accounted for as a preacquisition contingency. Pursuant to the ICC orders, PGL and NSG refunded customers $22.6 million and $1.1 million, respectively, including interest, during 2008.

The fiscal 2006 Gas Charge reconciliation cases were initiated on November 21, 2006. The ICC staff and interveners (the AG, the Citizens Utility Board, and Chicago, filing jointly) each filed testimony recommending disallowances for PGL and NSG for a bank natural gas adjustment similar to that addressed in the fiscal 2005 Gas Charge reconciliation cases, which PGL and NSG did not contest. In addition, the interveners recommended a disallowance for PGL of $13.9 million (reduced to $11.0 million in their brief) associated with PGL's provision of interstate hub services. The ICC staff does not support the interveners' proposal, and PGL does not believe the proposal has merit. A hearing for the PGL and NSG cases was held on December 11, 2008. For PGL, briefing is scheduled to conclude February 27, 2009, after which the administrative law judge will prepare a proposed order. For NSG, there were no contested issues, and the parties filed an agreed form of order in January 2009.

*Class Action*

In February 2004, a purported class action was filed in Cook County Circuit Court against PEC, PGL, and NSG by customers of PGL and NSG, alleging, among other things, violation of the Illinois Consumer Fraud and Deceptive Business Practices Act related to matters at issue in the utilities' fiscal year 2001 Gas Charge reconciliation proceedings. In the suit, Alport et al. v. Peoples Energy Corporation, the plaintiffs seek disgorgement and punitive damages. PGL and NSG have been dismissed as defendants and the only remaining counts of the suit allege violations of the Consumer Fraud and Deceptive Business Practices Act by PEC and that PEC acted in concert with others to commit a tortious act. PEC denies the allegations and is vigorously defending the suit. On July 30, 2008, the plaintiffs filed a motion for class certification and PEC responded in opposition of this motion. On October 31, 2008, PEC filed a motion for summary judgment. At the plaintiffs' request, their reply to PEC's class certification response was postponed pending a decision on PEC's summary judgment motion.

## Corrosion Control Inspection Proceeding

Illinois state, as well as federal laws, require natural gas utilities to conduct periodic corrosion control inspections on natural gas pipelines. On April 19, 2006, the ICC initiated a citation proceeding related to such inspections that were required to be performed by PGL during 2003 and 2004, but which were not completed in the requisite timeframe. On December 20, 2006, the ICC entered an order approving a stipulation between the parties to this proceeding under which PGL agreed that it had not been in compliance with applicable regulations, and further agreed to pay a penalty of $1.0 million, pay for a consultant to conduct a comprehensive investigation of its compliance with ICC pipeline safety regulations, remain compliant with those regulations, not seek recovery in future rate cases of certain costs related to non-compliance, and hold meetings with Chicago to exchange information. This order resolved only the ICC proceeding and did not constitute a release of any other potential actions outside of the ICC proceeding. With respect to the comprehensive investigation, the ICC selected an auditor for this matter and the auditor, issued a final report on August 14, 2008, containing 65 recommendations and an additional placeholder for a possible recommendation. The ICC conducted a public hearing on October 8, 2008, at which time the auditor presented the report to the ICC for its acceptance. PGL submitted a draft plan to the ICC staff in which PGL accepted most of the recommendations and offered an alternative proposal for the remainder. At a subsequent meeting and in concurrence with the ICC staff and the consultant, PGL has revised its implementation plan for some of the recommendations. The auditor's agreement with the ICC provides for a two-year monitoring phase to verify PGL's compliance with the prospective implementation plan, which began in January 2009.

On May 16, 2006, the AG served a subpoena requesting documents relating to PGL's corrosion inspections. PGL's counsel has met with representatives of the AG's office and provided documents relating to the subpoena. On July 10, 2006, the United States Attorney for the Northern District of Illinois served a grand jury subpoena on PGL requesting documents relating to PGL's corrosion inspections. PGL's counsel has met with the United States Attorney's office and provided documents relating to corrosion inspections. PGL has had no further communication with the United States Attorney's office since that time. Management cannot predict the outcome of this investigation and has not recorded a liability associated with this contingency.

### Builders Class Action

In June 2005, a purported class action was filed against PEC and its utility subsidiaries by Birchwood Builders, LLC in the Circuit Court of Cook County, Illinois alleging that PGL and NSG were fraudulently and improperly charging fees to customers with respect to utility connections, disconnections, reconnections, relocations, extensions of natural gas service pipes, extensions of distribution natural gas mains, and failing to return related customer deposits. In November 2008, Integrys Energy Group, PEC, PGL, and NSG (the companies) entered into a settlement agreement with the plaintiffs. The settlement amount was not material to the companies. The plaintiffs filed a motion to dismiss their appeal, which was granted by the appellate court on December 5, 2008. This matter is now resolved.

## NOTE 16—GUARANTEES

As part of normal business, Integrys Energy Group and its subsidiaries enter into various guarantees providing financial or performance assurance to third parties on behalf of certain subsidiaries. These guarantees are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended commercial purposes.

Most of the guarantees issued by Integrys Energy Group include inter-company guarantees between parents and their subsidiaries, which are eliminated in consolidation, and guarantees of the subsidiaries' own performance. As such, these guarantees are excluded from the recognition and measurement requirements of FASB Interpretation No. 45.

The following table shows outstanding guarantees at Integrys Energy Group at December 31, 2008:

| | | Expiration | | | |
|---|---|---|---|---|---|
| *(Millions)* | Total Amounts Committed at December 31, 2008 | Less Than 1 Year | 1 to 3 Years | 4 to 5 Years | Over 5 Years |
| Guarantees supporting commodity transactions of subsidiaries [1] | $2,156.5 | $1,607.1 | $ 448.9 | $19.2 | $ 81.3 |
| Guarantees of subsidiary debt and revolving line of credit [2] | 928.1 | 175.0 | 725.0 | – | 28.1 |
| Standby letters of credit [3] | 403.6 | 389.7 | 13.9 | – | – |
| Surety bonds [4] | 3.5 | 3.5 | – | – | – |
| Other guarantees [5] | 3.8 | 1.5 | 2.3 | – | – |
| Total guarantees | $3,495.5 | $2,176.8 | $1,190.1 | $19.2 | $109.4 |

*[1] Consists of parental guarantees of $1,981.3 million to support the business operations of Integrys Energy Services, of which $5.0 million received specific authorization from Integrys Energy Group's Board of Directors and was not subject to the guarantee limit discussed below; $88.4 million and $81.8 million, respectively, related to natural gas supply at MERC and MGU, of an authorized $150.0 million and $100.0 million, respectively; and $5.0 million, of an authorized $125.0 million, to support business operations at PEC. These guarantees are not reflected in the Consolidated Balance Sheets.*

*[2] Consists of agreements to fully and unconditionally guarantee (1) PEC's $400.0 million revolving line of credit; (2) on a senior unsecured basis, PEC's obligations under its $325.0 million, 6.90% notes due January 15, 2011; (3) Integrys Energy Services' $175.0 million credit agreement used to finance natural gas in storage and margin requirements related to natural gas and electric contracts traded on the NYMEX and the Intercontinental Exchange, as well as for general corporate purposes; and (4) $28.1 million supporting outstanding debt at Integrys Energy Services' subsidiaries, of which $1.1 million is subject to Integrys Energy Services' parental guarantee limit discussed below. Parental guarantees related to subsidiary debt and credit agreements outstanding are not included in the Consolidated Balance Sheets.*

*[3] Comprised of $398.4 million issued to support Integrys Energy Services' operations, including $2.5 million that received specific authorization from Integrys Energy Group's Board of Directors; $4.3 million issued for workers compensation coverage in Illinois; and $0.9 million related to letters of credit at UPPCO, MGU, MERC, and PEC. These amounts are not reflected in the Consolidated Balance Sheets.*

*[4] Primarily for workers compensation coverage and obtaining various licenses, permits, and rights of way. Surety bonds are not included in the Consolidated Balance Sheets.*

*[5] Includes (1) a liability related to WPS's agreement to indemnify Dominion for certain costs arising from the resolution of design basis documentation issues incurred prior to Kewaunee nuclear power plant's scheduled maintenance period in 2009. As of December 31, 2008, WPS had paid $7.4 million to Dominion related to this guarantee, reducing the liability to $1.5 million. WPS expects to make payments for the entire remaining liability amount over the duration of the guarantee; and (2) a $2.3 million indemnification provided by Integrys Energy Services related to the sale of Niagara. This indemnification related to potential environmental contamination from ash disposal at this facility. Integrys Energy Services expects that the likelihood of required performance under this guarantee is remote.*

Integrys Energy Group has provided total parental guarantees of $2,584.3 million on behalf of Integrys Energy Services. Integrys Energy Group's exposure under these guarantees related to open transactions at December 31, 2008, was approximately $837 million. At December 31, 2008, management was authorized to issue corporate guarantees up to an aggregate amount of $2.95 billion to support the business operations of Integrys Energy Services. The following outstanding amounts were subject to this limit:

| *(Millions)* | December 31, 2008 |
|---|---|
| Guarantees supporting commodity transactions of subsidiaries | $1,976.3 |
| Guarantees of subsidiary debt | 176.1 |
| Standby letters of credit | 395.9 |
| Surety bonds | 1.5 |
| **Total guarantees subject to $2.95 billion limit** | $2,549.8 |

# NOTE 17—EMPLOYEE BENEFIT PLANS

## Defined Benefit Plans

On September 30, 2008, the PEC Service Annuity System was merged into the PEC Retirement Plan, which was then renamed the Integrys Energy Group Retirement Plan. On December 31, 2008, the WPS Retirement Plan was merged into the Integrys Energy Group Retirement Plan. The two plan mergers had no effect on the level of plan benefits provided to participants or the management of plan assets. Integrys Energy Group and its subsidiaries now maintain one non-contributory, qualified pension plan covering substantially all employees, as well as several unfunded nonqualified retirement plans. In addition, Integrys Energy Group and its subsidiaries offer multiple other postretirement benefit plans to employees. The benefits for a portion of these plans are funded through irrevocable trusts, as allowed for income tax purposes.

Integrys Energy Group also currently offers medical, dental, and life insurance benefits to employees and their dependents. Integrys Energy Group expenses the costs of these benefits for active employees as incurred.

During the third quarter of 2007, Integrys Energy Group made a series of changes to certain of its retirement benefit plans. Specifically, the changes included:

- Closure of the defined benefit pension plans to non-union new hires, effective January 1, 2008;
- A freeze in defined benefit pension service accruals for non-union employees, effective January 1, 2013;
- A freeze in compensation amounts used for determining defined benefit pension amounts for non-union employees, effective January 1, 2018;
- Revised eligibility requirements for retiree medical benefits for employees hired on or after January 1, 2008, and the introduction of an annual premium reduction credit for employees eligible to retire after December 31, 2012; and
- Closure of the retiree dental and life benefit programs to all new hires, effective January 1, 2008, and elimination of these benefits for any existing employees who are not eligible to retire before December 31, 2012.

As a result of the changes described above, Integrys Energy Group remeasured certain of its pension and other postretirement benefit obligations as of August 1, 2007. The curtailment gains and losses recognized as a result of the plan design changes were not significant and are included in the table below.

A second remeasurement occurred on October 1, 2007, because the ratification of a union contract resulted in changes to a postretirement medical plan. The changes did not result in a curtailment.

Effective May 1, 2008, and July 1, 2008, the defined benefit pension plans were closed to new union hires at PGL and NSG, respectively. Effective April 19, 2009, the defined benefit pension plans will be closed to new union hires at UPPCO.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets during 2008 and 2007.

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| **Reconciliation of benefit obligation** *(Millions)* | **2008** | 2007 | **2008** | 2007 |
| Obligation at January 1 | **$1,210.2** | $ 787.3 | **$408.6** | $292.1 |
| Service cost | **38.4** | 39.7 | **15.7** | 15.4 |
| Interest cost | **76.2** | 70.4 | **26.4** | 24.5 |
| Plan amendments | **–** | – | **–** | (21.4) |
| Plan curtailments | **–** | (0.7) | **–** | (0.6) |
| Plan acquisitions – PEC | **–** | 498.1 | **–** | 156.7 |
| Actuarial (gain) loss, net | **12.1** | (96.0) | **(12.5)** | (43.0) |
| Participant contributions | **–** | – | **1.8** | 6.0 |
| Benefit payments | **(106.4)** | (88.6) | **(22.1)** | (22.8) |
| Federal subsidy on benefits paid | **–** | – | **2.0** | 1.7 |
| Other | **–** | – | **12.8** | – |
| Obligation at December 31 | **$1,230.5** | $1,210.2 | **$432.7** | $408.6 |

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| **Reconciliation of fair value of plan assets** *(Millions)* | **2008** | 2007 | **2008** | 2007 |
| Fair value of plan assets at January 1 | **$1,219.5** | $ 674.0 | **$248.3** | $212.8 |
| Actual return on plan assets | **(310.6)** | 68.9 | **(55.6)** | 14.5 |
| Employer contributions | **27.8** | 27.4 | **13.0** | 7.9 |
| Participant contributions | **–** | – | **1.7** | 6.0 |
| Plan acquisitions – MGU and MERC | **–** | 0.2 | **–** | – |
| Plan acquisitions – PEC | **–** | 537.6 | **–** | 29.7 |
| Benefit payments | **(106.4)** | (88.6) | **(22.1)** | (22.6) |
| Other | **–** | – | **5.8** | – |
| Fair value of plan assets at December 31 | **$ 830.3** | $1,219.5 | **$191.1** | $248.3 |

Amounts recognized in Integrys Energy Group's Consolidated Balance Sheets at December 31 related to the funded status of the benefit plans consisted of:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| *(Millions)* | 2008 | 2007 | 2008 | 2007 |
| Noncurrent assets | $ – | $98.7 | $ – | $ 2.7 |
| Current liabilities | 5.3 | 4.4 | – | 0.1 |
| Noncurrent liabilities | 394.9 | 85.0 | 241.6 | 162.9 |
| Net liability (asset) | $400.2 | $ (9.3) | $241.6 | $160.3 |

The accumulated benefit obligation for all defined benefit pension plans was $1.1 billion at both December 31, 2008, and December 31, 2007. Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented in the table at right.

| | December 31, | |
|---|---|---|
| *(Millions)* | 2008 | 2007 |
| Projected benefit obligation | $1,230.5 | $276.0 |
| Accumulated benefit obligation | 1,103.5 | 240.4 |
| Fair value of plan assets | 830.3 | 193.3 |

The following table shows the amounts that had not yet been recognized in Integrys Energy Group's net periodic benefit cost as of December 31. Amounts related to the nonregulated entities are included in accumulated other comprehensive income (loss), while amounts related to the utilities are recorded as regulatory assets or liabilities.

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| *(Millions)* | 2008 | 2007 | 2008 | 2007 |
| **Accumulated other comprehensive income (loss) (pre-tax)** | | | | |
| Net actuarial loss | $ 25.7 | $ 3.5 | $ 0.7 | $ 0.9 |
| Prior service costs (credits) | 1.2 | 1.5 | (2.2) | (2.6) |
| Total | $ 26.9 | $ 5.0 | $ (1.5) | $ (1.7) |
| **Net regulatory assets** | | | | |
| Net actuarial loss (gain) | $384.3 | $ (16.5) | $56.1 | $(10.4) |
| Prior service costs (credits) | 22.9 | 27.7 | (26.9) | (30.3) |
| Transition obligation | – | – | 1.1 | 1.3 |
| Merger related regulatory adjustment | 91.5 | 89.4 | 42.0 | 44.6 |
| Total | $498.7 | $100.6 | $72.3 | $ 5.2 |

Integrys Energy Group recorded the PEC pension assets acquired and liabilities assumed at fair value at the February 2007 acquisition date. However, PGL and NSG continue to have rates set based on their historical basis of accounting, including amortizations of prior service cost (credits), actuarial losses, and transition obligations, which were recognized in the Consolidated Financial Statements as regulatory assets at the purchase date. The amount reflected in net periodic benefit cost in the table below is based on the amount used in the rate-setting process for PGL and NSG. The difference in the basis of accounting is shown as a merger related regulatory adjustment in the table above.

The estimated net losses and prior service costs for defined benefit pension plans that will be amortized as a component of net periodic benefit cost during 2009 are $0.4 million and $5.0 million, respectively. The estimated net losses, prior service costs, and transition obligation for other postretirement benefit plans that will be amortized as a component of net periodic benefit cost during 2009 are $1.2 million, $3.8 million, and $0.3 million, respectively. The estimated merger related regulatory adjustment that will be amortized as a component of net periodic benefit cost for defined pension and other postretirement benefit plans during 2009 is $4.8 million and $2.0 million, respectively.

The following table presents the components of the consolidated net periodic benefit cost for the plans:

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| *(Millions)* | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| **Net periodic benefit cost** | | | | | | |
| Service cost | **$ 38.4** | $39.7 | $24.2 | **$15.7** | $15.4 | $ 7.1 |
| Interest cost | **76.2** | 70.4 | 42.1 | **26.4** | 24.5 | 17.3 |
| Expected return on plan assets | **(101.0)** | (89.4) | (44.2) | **(19.0)** | (17.5) | (13.5) |
| Plan curtailments (gain) loss | **–** | – | – | **–** | (0.1) | – |
| Amortization of transition obligation | **–** | – | 0.2 | **0.3** | 0.4 | 0.4 |
| Amortization of prior service cost (credit) | **5.1** | 5.1 | 5.1 | **(3.8)** | (2.6) | (2.2) |
| Amortization of net loss | **0.7** | 4.8 | 9.8 | **–** | 1.8 | 5.3 |
| Amortization of merger related regulatory adjustment | **9.6** | 14.2 | – | **2.1** | 0.8 | – |
| Net periodic benefit cost | **$ 29.0** | $44.8 | $37.2 | **$21.7** | $22.7 | $14.4 |

## Assumptions—Pension and Other Postretirement Benefit Plans

The weighted-average assumptions used at December 31 to determine benefit obligations for the plans were as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Discount rate | **6.45%** | 6.40% | **6.48%** | 6.40% |
| Rate of compensation increase | **4.26%** | 4.98% | **N/A** | N/A |
| Assumed medical cost trend rate (under age 65) | **N/A** | N/A | **9.0%** | 10.0% |
| Ultimate trend rate | **N/A** | N/A | **5.0%** | 5.0% |
| Ultimate trend rate reached in | **N/A** | N/A | **2013** | 2013 |
| Assumed medical cost trend rate (over age 65) | **N/A** | N/A | **9.5%** | 10.5% |
| Ultimate trend rate | **N/A** | N/A | **5.5%** | 5.5% |
| Ultimate trend rate reached in | **N/A** | N/A | **2013** | 2013 |
| Assumed dental cost trend rate | **N/A** | N/A | **5.0%** | 5.0% |

The weighted-average assumptions used to determine net periodic benefit cost for the plans were as follows for the years ended December 31:

| | Pension Benefits | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Discount rate | **6.40%** | 5.88% | 5.65% |
| Expected return on assets | **8.50%** | 8.50% | 8.50% |
| Rate of compensation increase | **4.27%** | 5.50% | 5.50% |
| | **Other Benefits** | | |
| | 2008 | 2007 | 2006 |
| Discount rate | **6.40%** | 5.79% | 5.65% |
| Expected return on assets | **8.50%** | 8.50% | 8.50% |
| Assumed medical cost trend rate (under age 65) | **10.0%** | 8.0% | 9.0% |
| Ultimate trend rate | **5.0%** | 5.0% | 5.0% |
| Ultimate trend rate reached in | **2013** | 2010 | 2010 |
| Assumed medical cost trend rate (over age 65) | **10.5%** | 8.0%-10.0% | 11.0% |
| Ultimate trend rate | **5.5%** | 5.0%-6.5% | 6.5% |
| Ultimate trend rate reached in | **2013** | 2010-2011 | 2011 |
| Assumed dental cost trend rate | **5.0%** | 5.0% | 5.0% |

Integrys Energy Group establishes its expected return on asset assumption based on consideration of historical and projected asset class returns, as well as the target allocations of the benefit trust portfolios.

Assumed health care cost trend rates have a significant effect on the amounts reported by Integrys Energy Group for the health care plans. For the year ended December 31, 2008, a one-percentage-point change in assumed health care cost trend rates would have had the following effects:

| | One-Percentage-Point | |
|---|---|---|
| *(Millions)* | Increase | Decrease |
| Effect on total of service and interest cost components of net periodic postretirement health care benefit cost | $ 6.7 | $ (5.4) |
| Effect on the health care component of the accumulated postretirement benefit obligation | 55.5 | (46.0) |

## Pension and Other Postretirement Benefits Plan Assets

The weighted-average asset allocations of the plans at December 31, 2008, and 2007, were as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | Percentage of Plan Assets at December 31, | | Percentage of Plan Assets at December 31, | |
| Asset category | 2008 | 2007 | 2008 | 2007 |
| Equity securities | 56% | 63% | 50% | 61% |
| Debt securities | 40% | 33% | 50% | 39% |
| Real estate | 4% | 4% | – | – |
| Total | 100% | 100% | 100% | 100% |

The target asset allocations for pension plans are as follows: 64% equity securities, 33% debt securities, and 3% real estate. The target asset allocations for other postretirement plans in place prior to the PEC merger for the above listed asset classes are as follows: 65% equity securities and 35% debt securities. The target asset allocations for other postretirement plans acquired in the PEC merger are as follows: 60% equity securities and 40% debt securities. The Board of Directors has established the Employee Benefits Administrator Committee to manage the operations and administration of all benefit plans and trusts. The Committee periodically reviews the asset allocation, and the portfolio is rebalanced when necessary.

## Cash Flows Related to Pension and Other Postretirement Benefit Plans

Integrys Energy Group's funding policy is to contribute at least the minimum amounts that are required to be funded under the Employee Retirement Income Security Act, but not more than the maximum amounts that are currently deductible for income tax purposes. Integrys Energy Group expects to contribute $26.1 million to pension plans and $28.3 million to other postretirement benefit plans in 2009.

The following table shows the payments, reflecting expected future service, which Integrys Energy Group expects to make for pension and other postretirement benefits. In addition, the table shows the expected federal subsidies, provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which will partially offset other postretirement benefits.

| *(Millions)* | Pension Benefits | Other Benefits | Federal Subsidies |
|---|---|---|---|
| 2009 | $ 81.1 | $ 25.2 | $ (1.9) |
| 2010 | 91.4 | 27.4 | (2.1) |
| 2011 | 92.6 | 29.6 | (2.3) |
| 2012 | 99.3 | 31.6 | (2.4) |
| 2013 | 104.7 | 33.1 | (2.5) |
| 2014-2018 | 613.4 | 191.8 | (14.7) |

## Defined Contribution Benefit Plans

Integrys Energy Group maintains 401(k) Savings Plans for substantially all full-time employees. Integrys Energy Group matches a percentage of employee contributions through an Employee Stock Ownership Plan (ESOP) contribution up to certain limits. Certain union employees receive a contribution to their ESOP account regardless of their participation in the 401(k) Savings Plan. The ESOP held 2.9 million shares of Integrys Energy Group's common stock (market value of $124.7 million) at December 31, 2008. Certain employees participate in a discretionary profit-sharing contribution and/or cash match. Non-union employees hired after January 1, 2008, are no longer eligible to participate in the defined benefit pension plan. Instead, these employees participate in a defined contribution pension plan, in which Integrys contributes certain amounts to an employee's account based on the employee's wages, age, and years of service. Total costs incurred under all of these plans were $17.4 million in 2008, $14.4 million in 2007, and $9.4 million in 2006.

Integrys Energy Group maintains deferred compensation plans that enable certain key employees and non-employee directors to defer a portion of their compensation or fees on a pre-tax basis. Non-employee directors can defer up to 100% of their director fees. Compensation is generally deferred in the form of cash, indexed to certain investment options, or Integrys Energy Group common stock with deemed dividends paid on the common stock automatically reinvested. Effective March 31, 2008, the investment option of indexing to Integrys Energy Group's return on equity was closed to new contributions.

The deferred compensation arrangements for which distributions are made solely in Integrys Energy Group's common stock are classified as an equity instrument. Changes in the fair value of the deferred compensation obligation are not recognized. The deferred compensation obligation associated with this arrangement was $23.7 million at December 31, 2008, and $24.6 million at December 31, 2007.

The portion of the deferred compensation obligation associated with deferrals that allow for distribution in cash is classified as a liability on the Consolidated Balance Sheets and adjusted, with a charge or credit to expense, to reflect changes in the fair value of the deferred compensation obligation. The obligation classified within other long-term liabilities was $28.2 million at December 31, 2008, and $30.2 million at December 31, 2007. The costs incurred under this arrangement were $1.9 million in 2008, $2.3 million in 2007, and $3.0 million in 2006.

The deferred compensation programs are partially funded through shares of Integrys Energy Group's common stock that is held in a rabbi trust. The common stock held in the rabbi trust is classified as a reduction of equity in a manner similar to accounting for treasury stock. The total cost of Integrys Energy Group's common stock held in the rabbi trust was $16.3 million at December 31, 2008, and $14.7 million at December 31, 2007.

# NOTE 18—PREFERRED STOCK OF SUBSIDIARY

Integrys Energy Group's subsidiary, WPS, has 1,000,000 authorized shares of preferred stock with no mandatory redemption and a $100 par value. Outstanding shares were as follows at December 31:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| *(Millions, except share amounts)* | Shares Outstanding | Carrying Value | Shares Outstanding | Carrying Value |
| **Series** | | | | |
| 5.00% | **130,695** | **$13.1** | 130,714 | $13.1 |
| 5.04% | **29,898** | **3.0** | 29,898 | 3.0 |
| 5.08% | **49,923** | **5.0** | 49,923 | 5.0 |
| 6.76% | **150,000** | **15.0** | 150,000 | 15.0 |
| 6.88% | **150,000** | **15.0** | 150,000 | 15.0 |
| Total | **510,516** | **$51.1** | 510,535 | $51.1 |

All shares of preferred stock of all series are of equal rank except as to dividend rates and redemption terms. Payment of dividends from any earned surplus or other available surplus is not restricted by the terms of any indenture or other undertaking by WPS. Each series of outstanding preferred stock is redeemable in whole or in part at WPS's option at any time on 30 days' notice at the respective redemption prices. WPS may not redeem less than all, nor purchase any, of its preferred stock during the existence of any dividend default.

In the event of WPS's dissolution or liquidation, the holders of preferred stock are entitled to receive (a) the par value of their preferred stock out of the corporate assets other than profits before any of such assets are paid or distributed to the holders of common stock and (b) the amount of dividends accumulated and unpaid on their preferred stock out of the surplus or net profits before any of such surplus or net profits are paid to the holders of common stock. Thereafter, the remainder of the corporate assets, surplus, and net profits shall be paid to the holders of common stock.

The preferred stock has no pre-emptive, subscription, or conversion rights, and has no sinking fund provisions.

# NOTE 19—COMMON EQUITY

Integrys Energy Group's reconciliation of shares outstanding at December 31, 2008, and 2007, was as follows:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Shares | Average Cost | Shares | Average Cost |
| Common stock issued | **76,430,037** | | 76,434,095 | |
| Less: | | | | |
| Treasury shares * | **7,000** | **$25.19** | 10,000 | $25.19 |
| Deferred compensation rabbi trust | **367,238** | **44.36** | 338,522 | 43.48 |
| Restricted stock | **63,031** | **54.81** | 93,339 | 54.76 |
| Total shares outstanding | **75,992,768** | | 75,992,234 | |

** Relates to Integrys Energy Group's Non-Employee Directors Stock Option Plan. All options under this plan have a ten-year life, but may not be exercised until one year after the date of grant.*

During 2008, Integrys Energy Group purchased shares of its common stock on the open market to meet the requirements of its Stock Investment Plan and certain stock-based employee benefit and compensation plans. Prior to 2008, Integrys Energy Group issued new shares of common stock under these plans. These stock issuances increased equity $45.7 million and $25.0 million in 2007 and 2006, respectively.

Pursuant to the PEC merger, shareholders of PEC received 0.825 shares of Integrys Energy Group (then known as WPS Resources) common stock, $1 par value, for each share of PEC common stock, no par value, that they held immediately prior to the merger. This resulted in an increase in common stock outstanding of 31,938,491 shares and increased equity $1.6 billion as of December 31, 2007.

| Rollforward of Integrys Energy Group's Common Stock Shares Issued | |
|---|---|
| Balance at December 31, 2005 | 40,089,898 |
| Shares issued | |
| Stock Investment Plan | 406,878 |
| Stock-based compensation | 134,392 |
| Common stock offering | 2,700,000 |
| Rabbi trust shares | 56,292 |
| Balance at December 31, 2006 | 43,387,460 |
| Shares issued | |
| Merger with PEC | 31,938,491 |
| Stock Investment Plan | 529,935 |
| Stock-based compensation | 444,041 |
| Restricted stock, net | 93,339 |
| Rabbi trust shares | 40,829 |
| Balance at December 31, 2007 | 76,434,095 |
| Restricted stock shares cancelled | **(4,058)** |
| **Balance at December 31, 2008** | **76,430,037** |

## Dividends

Integrys Energy Group is a holding company and our ability to pay dividends is largely dependent upon the ability of our subsidiaries to pay dividends to us. In the 2009 rate order, the PSCW has restricted our subsidiary, WPS, to paying normal dividends on its common stock of no more than 103% of the previous year's common stock dividend. The PSCW also requires WPS to maintain a financial capital structure (i.e., the percentages by which each of common stock equity, preferred stock equity, and debt constitute the total capital invested in a utility), which has a common equity range of 49% to 54%. The PSCW has also established a targeted financial common equity ratio at 51% that results in a regulatory common equity ratio of 53.41%. The primary difference between the financial and the regulatory common equity ratio relates to certain off-balance sheet obligations, primarily purchased power obligations, considered by the PSCW in establishing the financial common equity target. Each of these limitations may be modified by a future order of the PSCW. Our right to receive dividends on the common stock of WPS is also subject to the prior rights of WPS's preferred shareholders and to provisions in WPS's restated articles of incorporation, which limit the amount of common stock dividends which WPS may pay if its common stock and common stock surplus accounts constitute less than 25% of its total capitalization. These limitations are not expected to limit any dividend payments in the foreseeable future. At December 31, 2008, these limitations amounted to $1.2 million out of WPS's total retained earnings of $372.0 million. Consequently, at December 31, 2008, WPS had $370.8 million of retained earnings available for the payment of dividends.

UPPCO's indentures relating to its first mortgage bonds contain certain limitations on the payment of cash dividends on its common stock, which is held solely by Integrys Energy Group. At December 31, 2008, these restrictions amounted to $30.5 million out of UPPCO's total retained earnings of $49.1 million. Consequently, at December 31, 2008, UPPCO had $18.6 million of retained earnings available for the payment of common stock cash dividends.

NSG's long-term debt obligations contain provisions and covenants restricting the payment of cash dividends and the purchase or redemption of capital stock. At December 31, 2008, these restrictions amounted to $6.9 million out of NSG's total retained earnings of $77.4 million. Consequently, at December 31, 2008, NSG had $70.5 million of retained earnings available for the payment of dividends.

For the year ended December 31, 2008, PEC, PGL, MGU, MERC, and Integrys Energy Services did not make any dividend payments.

At December 31, 2008, Integrys Energy Group had $585.8 million of retained earnings available for the payment of dividends. Except for the subsidiary restrictions described above, Integrys Energy Group does not have any dividend restrictions.

## Earnings Per Share

Basic earnings per share are computed by dividing income available for common shareholders by the weighted average number of common stock shares outstanding during the period. Diluted earnings per share are computed by dividing income available for common shareholders by the weighted average number of common stock shares outstanding during the period, adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive items include in-the-money stock options, performance stock rights, and restricted stock. The calculation of diluted earnings per share for 2008 excluded 2.2 million stock options that were outstanding at December 31, 2008, which had an anti-dilutive effect. The calculation of diluted earnings per share for 2007 and 2006 excludes some insignificant stock options that had an anti-dilutive effect. The following table reconciles the computation of basic and diluted earnings per share:

| *(Millions, except per share amounts)* | 2008 | 2007 | 2006 |
|---|---|---|---|
| Numerator: | | | |
| Income from continuing operations | **$124.8** | $181.1 | $151.6 |
| Discontinued operations, net of tax | **4.7** | 73.3 | 7.3 |
| Preferred stock dividends of subsidiary | **(3.1)** | (3.1) | (3.1) |
| Income available for common shareholders | **$126.4** | $251.3 | $155.8 |
| Denominator: | | | |
| Average shares of common stock – basic | **76.7** | 71.6 | 42.3 |
| Effect of dilutive securities | | | |
| Stock-based compensation | **0.3** | 0.2 | 0.1 |
| Average shares of common stock – diluted | **77.0** | 71.8 | 42.4 |
| Earnings per common share | | | |
| Basic | **$1.65** | $3.51 | $3.68 |
| Diluted | **1.64** | 3.50 | 3.67 |

# NOTE 20—STOCK-BASED COMPENSATION

In May 2007, Integrys Energy Group's shareholders approved the 2007 Omnibus Incentive Compensation Plan (2007 Omnibus Plan). Under the provisions of the 2007 Omnibus Plan, the number of shares of stock that may be issued in satisfaction of plan awards may not exceed 3,500,000, and no more than 1,500,000 shares of stock can be granted as performance shares or restricted stock. No additional awards will be issued under prior plans, although the plans will continue to exist for purposes of the existing outstanding stock-based compensation. At December 31, 2008, stock options, performance stock rights, restricted shares and restricted share units, and stock appreciation rights were outstanding under the various plans.

## Stock Options

Under the provisions of the 2007 Omnibus Plan, no single employee who is the chief executive officer of Integrys Energy Group or any of the other four highest compensated officers of Integrys Energy Group and its subsidiaries can be granted options for more than 1,000,000 shares during any calendar year. No stock options will have a term longer than ten years. The exercise price of each stock option is equal to the fair market value of the stock on the date the stock option is granted. Generally, one-fourth of the stock options granted vest and become exercisable each year on the anniversary of the grant date.

The fair values of stock option awards granted were estimated using a binomial lattice model. The expected term of option awards is calculated based on historical exercise behavior and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the United States Treasury yield curve. The expected dividend yield incorporates the current dividend rate as well as historical dividend increase patterns. Integrys Energy Group's expected stock price volatility was estimated using its 10-year historical volatility. The following table shows the weighted-average fair values per stock option along with the assumptions incorporated into the valuation models:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Weighted-average fair value per option | **$4.52** | $7.80 | $6.04 |
| Expected term | **7 years** | 7 years | 6 years |
| Risk-free interest rate | **3.40%** | 4.65% | 4.42% |
| Expected dividend yield | **5.00%** | 4.50% | 4.90% |
| Expected volatility | **17%** | 17% | 17% |

Total pre-tax compensation cost recognized for stock options during the years ended December 31, 2008, 2007, and 2006, was $2.6 million, $1.8 million, and $1.8 million, respectively. The total compensation cost capitalized in 2008, 2007, and 2006 was not significant. As of December 31, 2008, $1.7 million of total pre-tax compensation cost related to unvested and outstanding stock options was expected to be recognized over a weighted-average period of 2.6 years.

Cash received from option exercises during the years ended December 31, 2008, 2007, and 2006, was $3.3 million, $14.0 million, and $1.9 million, respectively. The tax benefit realized from these option exercises was not significant in 2008, $2.3 million in 2007, and not significant in 2006.

A summary of stock option activity for the year ended December 31, 2008, and the number of outstanding and exercisable stock options at December 31, 2008, is presented below:

| | Stock Options | Weighted-Average Exercise Price Per Share | Weighted-Average Remaining Contractual Life *(in Years)* | Aggregate Intrinsic Value *(Millions)* |
|---|---|---|---|---|
| Outstanding at December 31, 2007 | 2,215,999 | $47.81 | | |
| Granted | **684,404** | **48.36** | | |
| Exercised | **75,142** | **43.46** | | **$0.2** |
| Forfeited | **125,122** | **51.37** | | **–** |
| **Outstanding at December 31, 2008** | **2,700,139** | **$47.90** | **6.46** | **$3.1** |
| **Exercisable at December 31, 2008** | **1,709,887** | **$46.05** | **5.21** | **$3.1** |

During the years ended December 31, 2007 and 2006, the intrinsic value of options exercised totaled $4.4 million and $0.9 million, respectively.

The aggregate intrinsic value for outstanding and exercisable options in the above table represents the total pre-tax intrinsic value that would have been received by the option holders had they all exercised their options at December 31, 2008. This is calculated as the difference between Integrys Energy Group's closing stock price on December 31, 2008, and the option exercise price, multiplied by the number of in-the-money stock options.

## Performance Stock Rights

Performance stock rights vest over a three-year performance period and are paid out in shares of Integrys Energy Group's common stock. No single employee who is the chief executive officer of Integrys Energy Group or any of the other four highest compensated officers of Integrys Energy Group and its subsidiaries can receive a payout in excess of 250,000 performance shares during any calendar year. The number of shares paid out is calculated by multiplying a performance percentage by the number of outstanding stock rights at the completion of the vesting period. The performance percentage is based on the total shareholder return of Integrys Energy Group's common stock relative to the total shareholder return of a peer group of companies. The payout may range from 0% to 200% of target.

The fair values of performance stock rights granted were estimated using a Monte Carlo valuation model, incorporating the assumptions in the table below. The risk-free interest rate is based on the United States Treasury yield curve. The expected dividend yield incorporates the dividend rate at the measurement date. The expected volatility was estimated using three years of historical data.

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Expected term | **3 years** | 3 years | 3 years |
| Risk-free interest rate | **2.18%** | 4.71% | 4.74% |
| Expected dividend yield | **5.50%** | 4.50% | 4.90% |
| Expected volatility | **17.3%** | 14.5% | 14.4% |

Pre-tax compensation cost recorded for performance stock rights for the years ended December 31, 2008, 2007, and 2006 was $5.2 million, $3.5 million, and $2.8 million, respectively. The total compensation cost capitalized during these same years was not significant. As of December 31, 2008, $2.4 million of total pre-tax compensation cost related to unvested and outstanding performance stock rights was expected to be recognized over a weighted-average period of 1.8 years.

A summary of the activity related to performance stock rights for the year ended December 31, 2008, is presented below:

| | Performance Stock Rights | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Outstanding at December 31, 2007 | 217,458 | $48.72 |
| Granted | 125,600 | 49.22 |
| Expired | 54,207 | 41.62 |
| Forfeited | 25,742 | 51.67 |
| **Outstanding at December 31, 2008** | **263,109** | **$50.13** |

No performance shares were distributed during the year ended December 31, 2008, as a result of the performance percentage being below the target payout level for those rights that were vested and eligible to be distributed in 2008.

### Restricted Shares and Restricted Share Units

In 2008, 2007, and 2006, a portion of the long-term incentive was awarded in the form of restricted shares and restricted share units. Most of these awards have a four-year vesting period, with 25% of each award vesting on each anniversary of the grant date. During the vesting period, restricted share recipients have voting rights and are entitled to dividends in the same manner as other common shareholders, whereas restricted share unit recipients receive dividend credits and do not have voting rights. Restricted shares and restricted share units have a value equal to the fair market value of the shares on the grant date. Total pre-tax compensation cost recognized for these awards was $4.2 million and $1.4 million during the years ended December 31, 2008, and 2007, respectively, and was not significant for the year ended December 31, 2006. The total compensation cost capitalized in 2008, 2007, and 2006 was not significant. As of December 31, 2008, $6.2 million of total pre-tax compensation cost related to these awards was expected to be recognized over a weighted-average period of 2.7 years.

A summary of the activity related to restricted share and restricted share unit awards for the year ended December 31, 2008, is presented below:

| | Restricted Shares and Restricted Share Units | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Outstanding at December 31, 2007 | 101,145 | $54.70 |
| Granted | 172,815 | 48.36 |
| Vested | 29,988 | 54.36 |
| Forfeited | 15,357 | 51.09 |
| **Outstanding at December 31, 2008** | **228,615** | **$50.19** |

### Stock Appreciation Rights

On February 21, 2007, all of PEC's then outstanding stock appreciation rights were converted into 14,021 Integrys Energy Group stock appreciation rights. The fair value of the stock appreciation rights is estimated with a Black-Scholes model and was not significant at December 31, 2008. No stock appreciation rights were issued during the year ended December 31, 2008.

# NOTE 21—FAIR VALUE

### Fair Value Measurements

The following table shows Integrys Energy Group's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008, categorized by level within the fair value hierarchy.

| *(Millions)* | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets | | | | |
| Risk management assets | $703.0 | $1,520.7 | $755.4 | $2,979.1 |
| Inventory hedged by fair value hedges | – | 27.4 | – | 27.4 |
| Other | 0.5 | – | – | 0.5 |
| Liabilities | | | | |
| Risk management liabilities | 820.5 | 1,557.2 | 573.4 | 2,951.1 |
| Long-term debt hedged by fair value hedge | – | 53.2 | – | 53.2 |

The determination of the fair values above incorporates various factors required under SFAS No. 157. These factors include not only the credit standing of the counterparties involved, but also the impact of Integrys Energy Group's nonperformance risk on its liabilities.

The risk management assets and liabilities listed in the table include options, swaps, futures, physical commodity contracts, and other instruments used to manage market risks related to changes in commodity prices and interest rates. For more information on Integrys Energy Group's derivative instruments, see Note 2, *"Risk Management Activities."*

When possible, Integrys Energy Group bases the valuations of its risk management assets and liabilities on quoted prices for identical assets in active markets. These valuations are classified in Level 1. The valuations of certain contracts are based on NYMEX futures prices with an adjustment related to location differences, and certain derivative instruments are valued using broker quotes or prices for similar contracts at the reporting date. These valuations are classified in Level 2.

Certain derivatives are categorized in Level 3 due to the significance of unobservable or internally developed inputs. The primary reasons for a Level 3 classification are as follows:

- While price curves may have been based on observable information, significant assumptions may have been made regarding seasonal or monthly shaping and locational basis differentials.

- Certain transactions were valued using price curves that extended beyond the quoted period. Assumptions were made to extrapolate prices from the last quoted period through the end of the transaction term.
- The valuations of certain transactions were based on internal models, although external inputs were utilized in the valuation.

The following table sets forth a reconciliation of changes in the fair value of items categorized as Level 3 measurements:

| (Millions) | Year Ended December 31, 2008 |
|---|---|
| Balance at the beginning of period | $ 44.6 |
| Net realized and unrealized loss included in earnings | (44.7) |
| Net unrealized loss recorded as regulatory assets or liabilities | (8.7) |
| Net unrealized loss included in other comprehensive income (loss) | (35.0) |
| Net purchases and settlements | 2.5 |
| Net transfers in/out of Level 3 | 223.3 |
| **Balance at December 31, 2008** | **$182.0** |
| **Net unrealized loss included in earnings related to instruments still held at December 31, 2008** | **$ (55.3)** |

Derivatives are transferred in or out of Level 3 primarily due to changes in the source of data used to construct price curves as a result of changes in market liquidity.

Unrealized gains and losses included in earnings related to Integrys Energy Services' risk management assets and liabilities are recorded through nonregulated revenue on the Consolidated Statements of Income (Loss). Realized gains and losses on these same instruments are recorded in nonregulated revenue or nonregulated cost of fuel, natural gas, and purchased power, depending on the nature of the instrument. Unrealized gains and losses on Level 3 derivatives at the utilities are deferred as regulatory assets or liabilities, pursuant to SFAS No. 71. Therefore, these fair value measurements have no impact on earnings. Realized gains and losses on these instruments flow through utility cost of fuel, natural gas, and purchased power.

### Fair Value of Financial Instruments

The following table shows the financial instruments included on the Consolidated Balance Sheets of Integrys Energy Group that are not recorded at fair value.

| | 2008 | | 2007 | |
|---|---|---|---|---|
| (Millions) | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Long-term debt | **$2,443.2** | **$2,276.0** | $2,320.3 | $2,334.2 |
| Preferred stock | **51.1** | **46.0** | 51.1 | 49.6 |

The fair values of long-term debt and preferred stock are estimated based on the quoted market price for the same or similar issues or on the current rates offered to Integrys Energy Group for debt of the same remaining maturity.

Due to the short maturity of cash and cash equivalents, accounts receivable, accounts payable, notes payable, and outstanding commercial paper, the carrying amount approximates fair value.

# NOTE 22—MISCELLANEOUS INCOME

Integrys Energy Group's total miscellaneous income was as follows at December 31:

| (Millions) | 2008 | 2007 | 2006 |
|---|---|---|---|
| Equity earnings on investments | **$67.8** | $34.6 | $19.9 |
| Interest and dividend income | **5.0** | 12.7 | 9.5 |
| Weston 4 ATC interconnection agreement interest | **2.5** | 3.9 | 1.0 |
| Equity AFUDC | **5.5** | 0.9 | 0.6 |
| Gain (loss) on sale of property | **4.8** | 1.9 | (0.3) |
| (Loss) gain on investments | **(0.3)** | 3.9 | 11.7 |
| Gain (loss) on foreign currency exchange | **0.9** | 2.4 | (1.5) |
| Key executive life insurance income | **2.7** | 2.2 | 2.1 |
| Other | **(1.6)** | 1.6 | (0.2) |
| Total miscellaneous income | **$87.3** | $64.1 | $42.8 |

# NOTE 23—REGULATORY ENVIRONMENT

## Wisconsin

*2009 Rate Case*

On December 30, 2008, the PSCW issued a final written order for WPS authorizing no annual rate increase for retail electric rates as compared with the fuel surcharge adjusted rates authorized on July 4, 2008, or a $48.0 million increase for retail electric rates as compared with the rates authorized on January 16, 2008. The PSCW required a $3.0 million decrease in retail natural gas rates.

On September 2, 2008, WPS and the Citizens Utility Board filed an agreement to implement a decoupling mechanism as a four-year pilot program, which would allow WPS to adjust rates to recover or refund the difference between the actual and authorized margin impacts of variations in volumes. The PSCW approved this decoupling mechanism, with certain conditions, in the December 30, 2008, final order discussed above. The decoupling conditions included an annual $12.0 million cap for electric service and an annual $4.0 million cap for natural gas service. On January 16, 2009, WPS requested rehearing to remove or increase the decoupling caps. On February 24, 2009, in a written order, the PSCW increased the caps to $14.0 million for electric service and $8.0 million for natural gas service.

*2008 Rate Case*

On January 15, 2008, the PSCW issued a final written order for WPS authorizing a retail electric rate increase of $23.0 million (2.5%), which included recovery of deferred 2005 and 2006 MISO Day 2 costs over a one-year period and increased electric transmission costs. The new rates became effective January 16, 2008. On February 11, 2008, WPS filed an application with the PSCW to adjust its 2008 rates for increased fuel and purchased power costs. The application requested an increase in retail electric rates due to a delay in the in-service date of the Weston 4 power plant, increased coal and coal transportation costs, and increased natural gas costs. The PSCW approved an interim annual fuel surcharge increase of $29.7 million on March 20, 2008, and an additional final fuel surcharge increase of $18.3 million, effective July 4, 2008.

On September 30, 2008, the PSCW reopened the 2008 fuel surcharge to review forecasted fuel costs, as WPS's current and anticipated annual fuel costs were below those projected in the fuel surcharge. As a result of the lower fuel and purchased power costs, WPS's rates were subject to refund, from September 30, 2008, through December 31, 2008. On February 9, 2009, WPS filed a request with the PSCW to refund approximately $5 million of 2008 fuel costs to Wisconsin electric retail customers. This refund was accrued at December 31, 2008, and is subject to review by the PSCW.

*2007 Rate Case*

On January 11, 2007, the PSCW issued a final written order for WPS authorizing a retail electric rate increase of $56.7 million (6.6%) and a retail natural gas rate increase of $18.9 million (3.8%), effective January 12, 2007. The new rates reflect a 10.9% return on common equity. The PSCW approved a common equity ratio of 57.4% in WPS's regulatory capital structure. The 2007 retail electric rate increase was required primarily because of increased costs associated with electric transmission, costs related to the construction of Weston 4 and the additional personnel to maintain and operate the plant, and costs to maintain the Weston 3 generation unit and the De Pere Energy Center. The 2007 retail natural gas rate increase was driven by infrastructure improvements necessary to ensure the reliability of the natural gas distribution system and costs associated with the remediation of former manufactured gas plant sites.

*2006 Rate Case*

On December 22, 2005, the PSCW issued a final written order authorizing a retail electric rate increase of $79.9 million (10.1%) and a retail natural gas increase of $7.2 million (1.1%), effective January 1, 2006. The 2006 rates reflect an 11.0% return on common equity. The PSCW also approved a common equity ratio of 59.7% in its regulatory capital structure. The 2006 retail electric rate increase was required primarily because of higher fuel and purchased power costs (including costs associated with the Fox Energy Center power purchase agreement), and also for costs related to the construction of Weston 4, higher transmission expenses, and recovery of a portion of the costs related to the 2005 Kewaunee outage. Partially offsetting the items discussed above, retail electric rates were lowered to reflect a refund to customers of the proceeds received from the liquidation of the nonqualified decommissioning trust fund as a result of the sale of Kewaunee (discussed below). The 2006 retail natural gas rate increase was driven by infrastructure improvements necessary to ensure the reliability of the natural gas distribution system.

*Weston 3 Outage*

On October 6, 2007, Weston 3, a coal-fired generating facility located near Wausau, Wisconsin, sustained damage from a major lightning strike that forced the facility out of service until January 14, 2008. The damage required the repair of the generator rotor, turbine rotors, and boiler feed pumps. WPS incurred $8.9 million of incremental pre-tax non-fuel operating and maintenance expenditures through January 14, 2008, to repair and return Weston 3 to service. WPS has insurance in place that covered all non-fuel operating and maintenance expenditures, less a $1.0 million deductible. WPS incurred a total of $26.6 million of incremental pre-tax fuel and purchased power costs during the 14-week outage. WPS was granted approval from the PSCW to defer the replacement fuel and purchased power costs for the Wisconsin retail portion of these costs retroactive to the date of the lightning strike. On December 30, 2008, the PSCW granted WPS recovery of $17.0 million of the requested $19.6 million of Weston 3 replacement fuel and power costs from the Wisconsin retail jurisdiction, over a six-year period and without carrying costs.

It is anticipated that WPS will recover a similar portion of replacement purchased power costs from the Michigan retail jurisdiction through the annual power supply cost recovery mechanism.

*PEC Merger*

The PSCW approved the merger with PEC as of February 16, 2007. The merger approval order contains the following conditions:

- WPS will not have a base rate increase for natural gas or electric service prior to January 1, 2009. WPS was allowed to adjust rates for changes in purchased power costs as well as fuel costs related to electric generation due to changes in the NYMEX natural gas futures prices, coal prices, and transportation costs for coal.
- WPS was required to seek approval for the formation of a service company within 120 days of the closing of the merger. All required regulatory approvals were received and Integrys Business Support, LLC (IBS) became operational on January 1, 2008.
- WPS will not recover merger related transaction costs. Recovery of merger related transition costs in 2009 and later years will be limited to the verified synergy savings in those years.
- WPS will hold ratepayers harmless from any increase in interest and preferred stock costs attributable to nonutility activities, provided that the authorized capital structure is consistent with the authorized costs.
- WPS will not pay dividends to Integrys Energy Group in an amount greater than 103% of the prior year's dividend.

*Kewaunee*

WPS received $127.1 million of proceeds from the liquidation of the Kewaunee nonqualified decommissioning trust fund in 2005, which was refunded to customers in the following manner:

- The PSCW ruled that WPS's Wisconsin customers were entitled to be refunded approximately 85% of the proceeds over a two-year period beginning on January 1, 2006.
- The MPSC ruled that WPS's Michigan customers were entitled to be refunded approximately 2% of the proceeds over a 60-month period, beginning in the third quarter of 2005. Subsequently, the MPSC issued an order authorizing WPS to amortize the approximately $2 million remaining balance of the refund simultaneously with the amortization of approximately $2 million of the 2005 power supply under collections from January 2007 through July 2010.
- The FERC ruled that WPS's wholesale customers were entitled to be refunded the remaining 13% of the proceeds. A refund of approximately $3 million was made to one customer in the second quarter of 2006, which was offset by approximately $1 million related to both the loss WPS recorded on the sale of Kewaunee and costs

incurred related to the 2005 Kewaunee outage. Pursuant to the FERC order settlement received on August 14, 2007, WPS completed lump sum payments to the remaining FERC customers of approximately $16 million (including interest), representing their contributions to the nonqualified decommissioning trust fund during the period in which they received service from WPS. The settlement would also require these FERC customers to make two separate lump-sum payments to WPS with respect to the loss from the sale of Kewaunee and the 2005 Kewaunee power outage. Payments made to WPS total approximately $1 million and $8 million, respectively, and were netted against the $16 million refund due to these customers.

The PSCW disallowed recovery of 50% of the 2005 loss on the sale of Kewaunee. The entire loss had previously been approved for deferral, resulting in WPS writing off $6.1 million in 2005 of the regulatory asset previously recorded.

On February 20, 2005, Kewaunee was temporarily removed from service after a potential design weakness was identified in its auxiliary feedwater system. In WPS's 2006 rate case, the PSCW determined that it was reasonable for WPS to recover all deferred costs related to the 2005 Kewaunee forced outage over a five-year period, beginning on January 1, 2006. At December 31, 2008, $19.1 million was left to be collected from ratepayers and remained recorded as a regulatory asset related to this outage.

## Michigan

*2009 MGU Rate Case*

On January 13, 2009, the MPSC issued a final written order approving a settlement agreement authorizing a retail natural gas rate increase of $6.0 million, effective January 14, 2009. The rate increase was required due primarily to general inflation, low margin revenue growth, increased costs of customer service functions, and increased costs to environmentally remediate former manufactured gas plants.

*2008 WPS Rate Case*

On December 4, 2007, the MPSC issued a final written order authorizing WPS a retail electric rate increase of $0.6 million, effective December 5, 2007. WPS's last retail electric rate increase in Michigan was in July 2003. The new rates reflect a 10.6% return on common equity. The MPSC approved a common equity ratio of 56.4% in WPS's regulatory capital structure.

## Illinois

*2010 Rate Case*

On February 25, 2009, PGL and NSG each filed a request with the ICC to increase natural gas distribution rates for 2010. PGL's requested increase is $161.9 million and NSG's requested increase is $22.0 million. The proposed rate increase is required to allow PGL and NSG to recover their forecasted 2010 cost of service and to earn a reasonable return on their investment. Each filing includes a proposed 12% rate of return on common equity and a common equity ratio of 56% in its regulatory capital structure. The filing includes a proposed overall return of 9.34% and 9.18% for PGL and NSG, respectively. PGL also requested approval of a mechanism for cost recovery, outside of the rate case, of an accelerated cast iron main replacement program.

The Illinois rate case process requires receipt of a written order from the ICC within 11 months from the filing date, which would be January 2010.

*2008 Rate Case*

On February 5, 2008, the ICC issued a final written order authorizing PGL a retail natural gas distribution rate increase of $71.2 million and requiring a retail natural gas rate decrease of $0.2 million for NSG. The new rates for PGL reflected a 10.19% return on common equity and a common equity ratio of 56% in its regulatory capital structure. The new rates for NSG reflected a 9.99% return on common equity and a common equity ratio of 56% in its regulatory capital structure. The order included approval of a Volume Balancing Adjustment (VBA) decoupling mechanism, effective March 1, 2008, as a four-year pilot program, which will allow PGL and NSG to adjust rates going forward to recover or refund the difference between the actual and authorized margin impact of variations in volumes. Legislation was introduced at the Illinois state legislature to roll back decoupling but never reached a vote. This legislation may be introduced again. Integrys Energy Group actively supports the ICC's decision to approve this rate setting mechanism. The order also approved an Enhanced Efficiency Program, which will allow PGL and NSG to recover $6.4 million and $1.1 million, respectively, of energy efficiency costs. PGL and NSG filed tariffs in compliance with the order on February 8, 2008, and the new rates became effective February 14, 2008.

On March 26, 2008, the ICC denied PGL's and NSG's request for rehearing of their rate orders, and all but one such request from interveners. The ICC only granted rehearing on a request to change the way PGL allocates interstate hub services revenues among customer groups. On April 28, 2008, PGL and NSG filed a Notice of Appeal with the Illinois appellate court regarding the ICC's order denying rehearing on certain issues. On April 30, 2008, the ICC submitted a letter to the Illinois appellate court stating that rehearing is pending before the ICC and, while the ICC would not file to dismiss the PGL and NSG appeal as premature, it requested that the court hold the due date for the ICC to file the record with the court. On May 2, 2008, two interveners each separately filed a Notice of Appeal. On June 6, 2008, several parties filed a stipulation to resolve the way PGL allocates interstate hub services revenues among customer groups. On July 30, 2008, the ICC approved the stipulation, as well as a rehearing order. The approved stipulation took effect on November 1, 2008. Subsequent to the approval of the stipulation, PGL and NSG filed appeals in the second district of the Illinois appellate court and after that, four other parties filed appeals in the first district of the Illinois appellate court. On September 29, 2008, the ICC asked the Illinois Supreme Court to vacate the second district's transfer of the appeal to the first district, and the Illinois Supreme Court denied the ICC's motion. On appeal, parties may only raise issues on which they sought rehearing at the ICC. These issues include the VBA decoupling mechanism. No decision on the appeal is expected until at least the second half of 2009.

*PEC Merger*

The PEC merger was effective February 21, 2007. PGL and NSG are wholly owned by PEC. On February 7, 2007, the ICC approved the PEC merger by accepting an agreed upon order among the active parties to the merger case. The order included Conditions of Approval regarding commitments by the applicants to:

- provide certain reports,
- perform studies of the PGL natural gas system,
- promote and hire a limited number of union employees in specific areas,
- make no reorganization-related layoffs or position reductions within the PGL union workforce,
- maintain both the PGL and NSG operation and maintenance and capital budgets at recent levels,
- file a plan for formation and implementation of a service company,
- accept certain limits on the merger-related costs that can be recovered from ratepayers, and

- not seek cost recovery for any increase in deferred tax assets that may result from the tax treatment of the PGL and NSG natural gas storage inventory in connection with closing the merger.

The Conditions of Approval also included the following commitments with respect to the recently completed rate cases of PGL and NSG:

- inclusion of merger synergy savings of $11.4 million at PGL and $1.6 million at NSG in the proposed test year,
- recovery of $6.2 million at PGL and $0.8 million at NSG of the merger-related costs in the test year (reflecting recovery of $30.9 million of costs at PGL and $4.2 million of costs at NSG over 5 years),
- proposing a combined $7.5 million Enhanced Efficiency Program at PGL and NSG, which was contingent on receiving cost recovery in the rate case orders, and
- filing certain changes to the small volume transportation service programs.

The ICC approved a cost recovery mechanism for the Enhanced Efficiency Program costs. The order provides authority for PGL and NSG to recover from ratepayers up to an additional $9.9 million of combined merger costs in a future rate case, for a maximum potential recovery of $44.9 million. PGL and NSG must demonstrate in the future that the merger synergy savings realized have exceeded merger costs. As of December 31, 2008, the regulatory asset balance representing merger costs to be recovered totaled $10.7 million at PGL and $1.5 million at NSG.

### Minnesota

On July 31, 2008, MERC filed a request with the Minnesota Public Utility Commission (MPUC) to increase retail natural gas rates $22.0 million (6.4%). The proposed natural gas rate increase is required because of general inflation coupled with low sales growth and increased costs to provide customer service functions. On September 11, 2008, the MPUC issued an order approving an interim rate increase of $19.8 million, effective October 1, 2008. This interim rate increase is subject to refund pending the final rate order, which is expected in the second quarter of 2009.

### Federal

Through a series of orders issued by the FERC, Regional Through and Out Rates for transmission service between MISO and the PJM Interconnection were eliminated effective December 1, 2004. To compensate transmission owners for the revenue they will no longer receive due to this rate elimination, the FERC ordered a transitional pricing mechanism called the Seams Elimination Charge Adjustment (SECA) be put into place. Load-serving entities paid these SECA charges during a 16-month transition period from December 1, 2004, through March 31, 2006.

For the 16-month transitional period, Integrys Energy Services received billings of $19.2 million (pre-tax) for these charges. Integrys Energy Services expensed $14.7 million of the $19.2 million, as it is probable that Integrys Energy Services' total exposure will be reduced by at least $4.5 million due to inconsistencies between the FERC's SECA order and the transmission owners' compliance filings. Integrys Energy Services has reached settlement agreements with three of its vendors for a combined $1.6 million.

In August 2006, the administrative law judge hearing the case issued an Initial Decision that was in agreement with all of Integrys Energy Services' positions. If the Final Order is consistent with the Initial Decision of the administrative law judge, Integrys Energy Services' pre-tax exposure of $19.2 million may be reduced by as much as $13 million. The Final FERC Order is subject to rehearing and then court challenges. Any refunds to Integrys Energy Services will include interest for the period from payment to refund.

The SECA is also an issue for WPS and UPPCO. It is anticipated that most of the SECA charges incurred or refunds received by WPS and UPPCO will be passed on to customers through rates, and will not have a material effect on the financial position or results of operations of WPS or UPPCO.

## NOTE 24—SEGMENTS OF BUSINESS

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires that companies disclose segment information based on how management makes decisions about allocating resources to segments and measuring their performance.

Integrys Energy Group manages its reportable segments separately due to their different operating and regulatory environments. At December 31, 2008, Integrys Energy Group reported four segments, which are described below.

- The electric utility segment includes the regulated electric utility operations of WPS and UPPCO.
- The natural gas utility segment includes the regulated natural gas utility operations of WPS, MGU, MERC, PGL, and NSG. The regulated natural gas utility operations of PGL and NSG have been included in results of operations since the PEC merger date.
- Integrys Energy Services is a diversified nonregulated energy supply and services company serving residential, commercial, industrial, and wholesale customers in developed competitive markets in the United States and Canada.
- The Holding Company and Other segment, another nonregulated segment, includes the operations of the Integrys Energy Group holding company and the PEC holding company (which was included in results of operations since the PEC merger date), along with any nonutility activities at WPS, MGU, MERC, UPPCO, PGL, NSG, and IBS. IBS is a wholly owned centralized service company that provides administrative and general support services for Integrys Energy Group's six regulated utilities and portions of administrative and general support services for Integrys Energy Services. Equity earnings from our investments in ATC and WRPC are also included in the Holding Company and Other segment.

The nonregulated oil and natural gas production segment includes the results of PEP, which were reported as discontinued operations in 2007. PEP engaged in the acquisition, development, and production of oil and natural gas reserves in selected onshore basins in the United States through direct ownership in oil, natural gas, and mineral leases. Integrys Energy Group completed the sale of PEP in September 2007.

The tables below present information for the respective years pertaining to our operations segmented by lines of business.

| 2008 (Millions) | Regulated Utilities | | | Nonutility and Nonregulated Operations | | | |
|---|---|---|---|---|---|---|---|
| | Electric Utility [1] | Natural Gas Utility [1] | Total Utility [1] | Integrys Energy Services | Holding Company and Other [2] | Reconciling Eliminations | Integrys Energy Group Consolidated |
| Income Statement | | | | | | | |
| External revenues | $1,284.6 | $3,025.3 | $4,309.9 | $9,726.5 | $ 11.4 | $ – | $14,047.8 |
| Intersegment revenues | 44.3 | 0.6 | 44.9 | 8.7 | 0.6 | (54.2) | – |
| Goodwill impairment loss | – | 6.5 | 6.5 | – | – | – | 6.5 |
| Depreciation and amortization expense | 84.3 | 108.3 | 192.6 | 14.5 | 14.3 | – | 221.4 |
| Miscellaneous income (expense) | 6.0 | 7.0 | 13.0 | 8.7 | 111.5 | (45.9) | 87.3 |
| Interest expense | 36.7 | 56.6 | 93.3 | 12.1 | 98.6 | (45.9) | 158.1 |
| Provision (benefit) for income taxes | 48.1 | 57.1 | 105.2 | (56.2) | 2.2 | – | 51.2 |
| Income (loss) from continuing operations | 94.7 | 85.5 | 180.2 | (65.4) | 10.0 | – | 124.8 |
| Discontinued operations | – | – | – | 3.9 | 0.8 | – | 4.7 |
| Preferred stock dividends of subsidiary | 2.1 | 1.0 | 3.1 | – | – | – | 3.1 |
| Income (loss) available for common shareholders | 92.6 | 84.5 | 177.1 | (61.5) | 10.8 | – | 126.4 |
| Total assets | 2,752.4 | 5,173.8 | 7,926.2 | 5,050.2 | 2,491.2 | (1,195.1) | 14,272.5 |
| Cash expenditures for long-lived assets | 207.4 | 237.3 | 444.7 | 68.1 | 20.0 | – | 532.8 |

[1] *Includes only utility operations.*
[2] *Nonutility operations are included in the Holding Company and Other column.*

| 2007 (Millions) | Regulated Utilities | | | Nonutility and Nonregulated Operations | | | | |
|---|---|---|---|---|---|---|---|---|
| | Electric Utility [1] | Natural Gas Utility [1] | Total Utility [1] | Integrys Energy Services | Oil and Natural Gas Production | Holding Company and Other [2] | Reconciling Eliminations | Integrys Energy Group Consolidated |
| Income Statement | | | | | | | | |
| External revenues | $1,202.9 | $2,102.5 | $3,305.4 | $6,975.7 | $ – | $ 11.3 | $ – | $10,292.4 |
| Intersegment revenues | 43.2 | 1.2 | 44.4 | 4.0 | – | 1.2 | (49.6) | – |
| Depreciation and amortization expense | 80.1 | 97.7 | 177.8 | 14.4 | – | 2.9 | – | 195.1 |
| Miscellaneous income (expense) | 8.3 | 5.5 | 13.8 | (0.3) | 0.1 | 81.4 | (30.9) | 64.1 |
| Interest expense | 32.4 | 53.4 | 85.8 | 13.5 | 2.4 | 93.7 | (30.9) | 164.5 |
| Provision (benefit) for income taxes | 51.5 | 14.5 | 66.0 | 26.3 | (1.0) | (5.3) | – | 86.0 |
| Income (loss) from continuing operations | 89.6 | 29.6 | 119.2 | 83.2 | (2.5) | (18.8) | – | 181.1 |
| Discontinued operations | – | – | – | 14.8 | 58.5 | – | – | 73.3 |
| Preferred stock dividends of subsidiary | 2.2 | 0.9 | 3.1 | – | – | – | – | 3.1 |
| Income (loss) available for common shareholders | 87.4 | 28.7 | 116.1 | 98.0 | 56.0 | (18.8) | – | 251.3 |
| Total assets | 2,470.8 | 4,777.8 | 7,248.6 | 3,150.6 | – | 1,911.4 | (1,076.2) | 11,234.4 |
| Cash expenditures for long-lived assets | 202.6 | 158.8 | 361.4 | 20.5 | – | 10.7 | – | 392.6 |

[1] *Includes only utility operations.*
[2] *Nonutility operations are included in the Holding Company and Other column.*

| 2006 (Millions) | Regulated Utilities | | | Nonutility and Nonregulated Operations | | | |
|---|---|---|---|---|---|---|---|
| | Electric Utility [1] | Natural Gas Utility [1] | Total Utility [1] | Integrys Energy Services | Holding Company and Other [2] | Reconciling Eliminations | Integrys Energy Group Consolidated |
| Income Statement | | | | | | | |
| External revenues | $1,057.9 | $676.1 | $1,734.0 | $5,151.8 | $ 4.9 | $ – | $6,890.7 |
| Intersegment revenues | 41.5 | 0.8 | 42.3 | 7.3 | 1.2 | (50.8) | – |
| Depreciation and amortization expense | 78.5 | 32.7 | 111.2 | 9.4 | 0.7 | – | 121.3 |
| Miscellaneous income (expense) | 3.2 | 1.0 | 4.2 | (11.4) | 66.0 | (16.0) | 42.8 |
| Interest expense | 30.0 | 18.1 | 48.1 | 15.4 | 51.7 | (16.0) | 99.2 |
| Provision (benefit) for income taxes | 48.6 | 1.5 | 50.1 | (5.0) | (0.1) | – | 45.0 |
| Income (loss) from continuing operations | 87.6 | (1.3) | 86.3 | 65.0 | 0.3 | – | 151.6 |
| Discontinued operations | – | – | – | 7.3 | – | – | 7.3 |
| Preferred stock dividends of subsidiary | 2.1 | 1.0 | 3.1 | – | – | – | 3.1 |
| Income (loss) available for common shareholders | 85.5 | (2.3) | 83.2 | 72.3 | 0.3 | – | 155.8 |
| Cash expenditures for long-lived assets | 282.1 | 54.6 | 336.7 | 5.5 | (0.2) | – | 342.0 |

[1] *Includes only utility operations.*
[2] *Nonutility operations are included in the Holding Company and Other column.*

| Geographic Information (Millions) | 2008 Revenues | 2008 Long-Lived Assets | 2007 Revenues | 2007 Long-Lived Assets | 2006 Revenues |
|---|---|---|---|---|---|
| United States | **$11,639.3** | **$7,603.0** | $ 8,343.8 | $7,028.2 | $4,908.6 |
| Canada * | **2,408.5** | **20.0** | 1,948.6 | 20.6 | 1,982.1 |
| Total | **$14,047.8** | **$7,623.0** | $10,292.4 | $7,048.8 | $6,890.7 |

* *Revenues and assets of Canadian subsidiaries.*

# NOTE 25—QUARTERLY FINANCIAL INFORMATION (Unaudited)

| | Three Months Ended 2008 | | | | |
|---|---|---|---|---|---|
| *(Millions, except share amounts)* | March | June | September | December | Total |
| Operating revenues | $3,989.2 | $3,417.2 | $3,223.1 | $3,418.3 | $14,047.8 |
| Operating income (loss) | 234.7 | 53.1 | (76.2) | 35.1 | 246.7 |
| Income (loss) from continuing operations | 136.6 | 24.8 | (58.4) | 21.8 | 124.8 |
| Discontinued operations, net of tax | – | 0.1 | – | 4.6 | 4.7 |
| Preferred stock dividends of subsidiary | 0.8 | 0.8 | 0.7 | 0.8 | 3.1 |
| Income (loss) available for common shareholders | $ 135.8 | $ 24.1 | $ (59.1) | $ 25.6 | $ 126.4 |
| Average number of shares of common stock (basic) | 76.6 | 76.6 | 76.7 | 76.7 | 76.7 |
| Average number of shares of common stock (diluted) | 76.8 | 76.9 | 76.7 | 77.0 | 77.0 |
| Earnings (loss) per common share (basic) * | | | | | |
| Income (loss) from continuing operations | $1.77 | $0.31 | $(0.77) | $0.27 | $1.59 |
| Discontinued operations | – | – | – | 0.06 | 0.06 |
| Earnings (loss) per common share (basic) | 1.77 | 0.31 | (0.77) | 0.33 | 1.65 |
| Earnings (loss) per common share (diluted) * | | | | | |
| Income (loss) from continuing operations | 1.77 | 0.31 | (0.77) | 0.27 | 1.58 |
| Discontinued operations | – | – | – | 0.06 | 0.06 |
| Earnings (loss) per common share (diluted) | 1.77 | 0.31 | (0.77) | 0.33 | 1.64 |

* Earnings per share for the individual quarters do not total the year ended earnings per share amount because of changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.

| | Three Months Ended 2007 | | | | |
|---|---|---|---|---|---|
| *(Millions, except share amounts)* | March | June | September | December | Total |
| Operating revenues | $2,746.6 | $2,361.7 | $2,122.5 | $3,061.6 | $10,292.4 |
| Operating income (loss) | 183.1 | (33.9) | 54.1 | 164.1 | 367.4 |
| Income (loss) from continuing operations | 117.2 | (39.6) | 11.6 | 91.9 | 181.1 |
| Discontinued operations, net of tax | 23.0 | 24.0 | 32.3 | (6.0) | 73.3 |
| Preferred stock dividends of subsidiary | 0.8 | 0.8 | 0.7 | 0.8 | 3.1 |
| Income (loss) available for common shareholders | $ 139.4 | $ (16.4) | $ 43.2 | $ 85.1 | $ 251.3 |
| Average number of shares of common stock (basic) | 57.5 | 76.0 | 76.2 | 76.5 | 71.6 |
| Average number of shares of common stock (diluted) | 57.8 | 76.0 | 76.5 | 76.6 | 71.8 |
| Earnings (loss) per common share (basic) * | | | | | |
| Income (loss) from continuing operations | $2.02 | $(0.53) | $0.14 | $1.19 | $2.49 |
| Discontinued operations | 0.40 | 0.31 | 0.43 | (0.08) | 1.02 |
| Earnings (loss) per common share (basic) | 2.42 | (0.22) | 0.57 | 1.11 | 3.51 |
| Earnings (loss) per common share (diluted) * | | | | | |
| Income (loss) from continuing operations | 2.01 | (0.53) | 0.14 | 1.19 | 2.48 |
| Discontinued operations | 0.40 | 0.31 | 0.42 | (0.08) | 1.02 |
| Earnings (loss) per common share (diluted) | 2.41 | (0.22) | 0.56 | 1.11 | 3.50 |

* Earnings per share for the individual quarters do not total the year ended earnings per share amount because of changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.

Because of various factors, the quarterly results of operations are not necessarily comparable.

# Deloitte.

To the Board of Directors and Shareholders of Integrys Energy Group, Inc.:

We have audited the accompanying consolidated balance sheets of Integrys Energy Group, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Integrys Energy Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(t) to the consolidated financial statements, at January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, WI
February 25, 2009

# FINANCIAL AND OTHER STATISTICS

| **As of or for Year Ended December 31** *(Millions, except per share amounts, stock price, return on average equity, and number of shareholders and employees)* | **2008** | **2007** [1] | **2006** [2] | **2005** | **2004** |
|---|---|---|---|---|---|
| Total revenues | **$14,047.8** | $10,292.4 | $6,890.7 | $6,825.5 | $4,876.1 |
| Income from continuing operations | **124.8** | 181.1 | 151.6 | 150.6 | 156.6 |
| Income available for common shareholders | **126.4** | 251.3 | 155.8 | 157.4 | 139.7 |
| Total assets | **14,272.5** | 11,234.4 | 6,861.7 | 5,462.5 | 4,376.8 |
| Preferred stock of subsidiaries | **51.1** | 51.1 | 51.1 | 51.1 | 51.1 |
| Long-term debt (excluding current portion) | **2,288.0** | 2,265.1 | 1,287.2 | 867.1 | 865.7 |
| Shares of common stock (less treasury stock and shares in deferred compensation trust) | | | | | |
| Outstanding | **76.0** | 76.0 | 43.1 | 39.8 | 37.3 |
| Average | **76.7** | 71.6 | 42.3 | 38.3 | 37.4 |
| Earnings per common share (basic) | | | | | |
| Income from continuing operations | **$1.59** | $2.49 | $3.51 | $3.85 | $4.10 |
| Earnings per common share | **1.65** | 3.51 | 3.68 | 4.11 | 3.74 |
| Earnings per common share (diluted) | | | | | |
| Income from continuing operations | **1.58** | 2.48 | 3.50 | 3.81 | 4.08 |
| Earnings per common share | **1.64** | 3.50 | 3.67 | 4.07 | 3.72 |
| Dividend per share of common stock | **2.68** | 2.56 | 2.28 | 2.24 | 2.20 |
| Stock price at year-end | **$42.98** | $51.69 | $54.03 | $55.31 | $49.96 |
| Book value per share | **$40.78** | $42.58 | $35.61 | $32.76 | $29.30 |
| Return on average equity | **3.7%** | 8.5% | 10.6% | 13.6% | 13.5% |
| Number of common stock shareholders | **34,016** | 35,212 | 19,837 | 20,701 | 21,358 |
| Number of employees | **5,191** | 5,231 | 3,326 | 2,945 | 3,048 |

[1] Includes the impact of the Peoples Energy Corporation merger on February 21, 2007.

[2] Includes the impact of the acquisition of natural gas distribution operations from Aquila by Michigan Gas Utilities Corporation on April 1, 2006, and Minnesota Energy Resources Corporation on July 1, 2006.

# BOARD OF DIRECTORS *



**Keith E. Bailey**
Age 66 ■ Tulsa, Oklahoma
*Former Chairman and Chief Executive Officer* – The Williams Companies, Inc.
*(Director since 2005)*
Audit Committee
Financial Committee



**Richard A. Bemis**
Age 67 ■ Sheboygan, Wisconsin
*Co-chairman of the Board of Directors* – Bemis Manufacturing Company
*(Director since 1983)*
Compensation Committee
Governance Committee



**William J. Brodsky**
Age 64 ■ Chicago, Illinois
*Chairman and Chief Executive Officer* – The Chicago Board Options Exchange
*(Director since 1997)*
Compensation Committee
Financial Committee



**Albert J. Budney, Jr.**
Age 61 ■ Dover, Massachusetts
*Former President* – Niagara Mohawk Holdings, Inc. and Niagara Mohawk Power Corporation
*(Director since 2002)*
Governance Committee *(Chair)*



**Pastora San Juan Cafferty**
Age 68 ■ Chicago, Illinois
*Professor emerita* – University of Chicago
*(Director since 1988)*
Environmental Committee
Governance Committee



**Ellen Carnahan**
Age 53 ■ Chicago, Illinois
*Managing Director* – William Blair Capital Management, LLC
*(Director since 2003)*
Audit Committee
Financial Committee



**Robert C. Gallagher**
Age 70 ■ Green Bay, Wisconsin
*Former Chairman of the Board* – Associated Banc-Corp.
*(Director since 1992)*
Lead Director



**Kathryn M. Hasselblad-Pascale**
Age 60 ■ Green Bay, Wisconsin
*Managing Partner* – Hasselblad Machine Company, LLP
*(Director since 1987)*
Environmental Committee *(Chair)*



**John W. Higgins**
Age 62 ■ Chicago, Illinois
*Chairman and Chief Executive Officer* – Higgins Development Partners, LLC
*(Director since 2003)*
Audit Committee
Environmental Committee



**James L. Kemerling**
Age 69 ■ Wausau, Wisconsin
*President and Chief Executive Officer* – Riiser Oil Company, Inc.
*(Director since 1988)*
Financial Committee *(Chair)*



**Michael E. Lavin**
Age 62 ■ Chicago, Illinois
*Former Midwest Area Managing Partner* – KPMG LLP
*(Director since 2003)*
Audit Committee *(Chair)*



**John C. Meng ****
Age 64 ■ Green Bay, Wisconsin
*Former Chairman of the Board* – Schreiber Foods, Inc.
*(Director since 2000)*
Compensation Committee *(Chair)*



**William F. Protz, Jr.**
Age 64 ■ Lake Forest, Illinois
*Former President and Chief Executive Officer* – Santa's Best, LLP
*(Director since 2001)*
Audit Committee
Environmental Committee



**Charles A. Schrock *****
Age 55 ■ Chicago, Illinois
*President and Chief Executive Officer* – Integrys Energy Group, Inc.
*(Director since 2009)*



**Larry L. Weyers**
Age 63 ■ Chicago, Illinois
*Executive Chairman* – Integrys Energy Group, Inc.
*(Director since 1996)*

* *Age is as of December 31, 2008. Years as director take into consideration service with Integrys Energy Group or Peoples Energy Corporation.*
** *Resigned effective February 12, 2009.*
*** *Elected effective February 12, 2009.*

# MANAGEMENT TEAM *

**Lawrence T. Borgard**
*President and Chief Operating Officer –*
Integrys Gas Group
Age 47 ■ Years of service 24

**Charles A. Cloninger**
*President –* Minnesota Energy Resources Corporation and
*President –* Michigan Gas Utilities Corporation
Age 50 ■ Years of service 27

**Willard S. Evans, Jr.**
*President –* The Peoples Gas Light and Coke Company and
*President –* North Shore Gas Company
Age 53 ■ Years of service 31

**Diane L. Ford**
*Vice President and Corporate Controller*
Age 55 ■ Years of service 33

**Bradley A. Johnson**
*Vice President and Treasurer*
Age 54 ■ Years of service 29

**William D. Laakso**
*Vice President – Human Resources*
Age 46 ■ Years of service 3

**Thomas P. Meinz**
*Executive Vice President and Chief External Affairs Officer*
Age 62 ■ Years of service 39

**Phillip M. Mikulsky**
*Executive Vice President – Corporate Development and Shared Services*
Age 60 ■ Years of service 37

**Barbara A. Nick**
*President –* Upper Peninsula Power Company
Age 50 ■ Years of service 24

**Joseph P. O'Leary**
*Senior Vice President and Chief Financial Officer*
Age 54 ■ Years of service 7

**Mark A. Radtke**
*President and Chief Executive Officer –*
Integrys Energy Services, Inc.
Age 47 ■ Years of service 25

**Charles A. Schrock**
*President and Chief Executive Officer –*
Integrys Energy Group ** and
*President and Chief Executive Officer –*
Wisconsin Public Service Corporation
Age 55 ■ Years of service 29

**Larry L. Weyers**
*Executive Chairman ***
Age 63 ■ Years of service 23

**Barth J. Wolf**
*Vice President – Chief Legal Officer and Secretary*
Age 51 ■ Years of service 20

* *Title, age, and years of service are as of December 31, 2008. Years of service take into consideration service with Integrys Energy Group or a system company.*
** *Appointed to this position as of January 1, 2009.*

# COMPARATIVE FIVE-YEAR INVESTMENT PERFORMANCE GRAPH (1)

The following graph presents a five-year comparison of:

- Integrys Energy Group's common stock cumulative total return,
- Standard & Poor's (S&P) 500 Index, and
- Edison Electric Institute (EEI) Gas and Electric Index for the last five fiscal years.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN (2)
300
250
200
150
100
50
DOLLARS
2003
2004
2005
2006
2007
2008
YEAR
Integrys Energy Group
S&P 500 Index
EEI Gas and Electric Index


| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|---|
| Integrys Energy Group | 100 | 113 | 130 | 133 | 134 | **118** |
| S&P 500 Index | 100 | 111 | 116 | 135 | 142 | **90** |
| EEI Gas and Electric Index | 100 | 125 | 146 | 177 | 206 | **149** |

Assumes $100 invested on December 31, 2003, in Integrys Energy Group Common Stock, S&P 500 Index, and EEI Gas and Electric Index.

(1) This performance graph is not to be deemed to be filed with the Securities and Exchange Commission, except to the extent specifically requested by Integrys Energy Group or incorporated by reference in documents otherwise filed.

(2) Total return assumes reinvestment of dividends.

## SHAREHOLDER INQUIRIES

Our transfer agent, American Stock Transfer & Trust Company, can be reached via telephone between 7 a.m. and 6 p.m., Central time, Monday through Thursday, or 7 a.m. and 4 p.m., Central time, Friday, by calling 800-236-1551. You also have direct access to your account 24 hours a day through the Internet at www.amstock.com.

Our Investor Relations staff is also available to assist you by calling 800-228-6888 between 8 a.m. and 4:30 p.m., Central time, Monday through Friday.

Mailing addresses and Internet addresses, along with additional telephone numbers, are listed on the back cover of this report.

## COMMON STOCK

The New York Stock Exchange is the principal market for Integrys Energy Group, Inc. common stock, which trades under the ticker symbol of TEG.


integrys
SPECIMEN

You may purchase or sell our common stock through our Stock Investment Plan described below or through brokerage firms and banks that offer brokerage services.

Common stock certificates issued before September 1, 1994, bear the name of Wisconsin Public Service Corporation and remain valid certificates. Common stock certificates issued from September 1, 1994, through February 21, 2007, bear the name of WPS Resources Corporation and remain valid certificates.

On December 31, 2008, we had 75,992,768 shares of common stock outstanding, which were owned by 34,016 holders of record.

## DIVIDENDS

We have paid quarterly cash dividends on our common stock since 1953, and we expect to continue that trend subject to Board approval. Future dividends are dependent on regulatory limitations, earnings, capital requirements, cash flows, and other financial considerations.

**Year Ended December 31** *(By Quarter)*

| | | Dividends Per Share | Price Range High | Low |
|---|---|---|---|---|
| **2008** | **1st quarter** | **$ .670** | **$53.26** | **$44.04** |
| | **2nd quarter** | **.670** | **52.74** | **46.89** |
| | **3rd quarter** | **.670** | **53.92** | **43.88** |
| | **4th quarter** | **.670** | **51.47** | **36.91** |
| | | **$2.680** | | |
| **2007** | 1st quarter | $ .583 | $58.04 | $52.72 |
| | 2nd quarter | .660 | 60.63 | 50.11 |
| | 3rd quarter | .660 | 55.25 | 48.10 |
| | 4th quarter | .660 | 54.10 | 50.02 |
| | | $2.563 | | |

Anticipated record and payment dates for common stock dividends to be paid in 2009 are:

| Record Date | Payment Date |
|---|---|
| February 27 | March 20 |
| May 29 | June 20 |
| August 31 | September 19 |
| November 30 | December 19 |

If you are a record holder of our common stock, you may have your dividends electronically deposited in a checking or savings account at a financial institution. If you are a record holder and your dividends are not electronically deposited, we will mail your dividend check directly to you.

If you are a record holder of our common stock and your dividend check is not received on the payment date, wait approximately ten days to allow for delays in mail delivery. Then, contact American Stock Transfer & Trust Company to request a replacement check.

## STOCK INVESTMENT PLAN


integrys

We maintain a Stock Investment Plan for the purchase of common stock, which allows persons who are not already shareholders to become participants by making a minimum initial cash investment of $100. Our Plan enables you to maintain registration with us in your own name rather than with a broker in "street name."

The Stock Investment Plan also provides you with options for reinvesting your dividends and making optional cash purchases of common stock directly through the Plan without paying brokerage commissions, fees, or service charges. Optional cash payments of not less than $25 per payment may be made subject to a maximum of $100,000 per calendar year. An automatic investment option allows you to authorize the deduction of payments from your checking or savings account automatically once each month, on the third day of the month, by electronic means for investment in the Plan.

Cash for investment must be received by the 3rd or 18th day of the month. Investment generally commences on or about the 5th or 20th day of the month, or as soon thereafter as practicable.

The shares you hold in our Stock Investment Plan may be sold by the agent for the Plan as you direct us, or you may request a certificate for sale through a broker you select. We will accumulate sale requests from participants and, approximately every five business days, will submit a sale request to the independent broker-dealer on behalf of those participants.

Participation in the Stock Investment Plan is being offered only by means of a prospectus. If you would like a copy of the Stock Investment Plan prospectus, you may use American

Stock Transfer & Trust Company's Web site at www.amstock.com, call American Stock Transfer & Trust Company at 800-236-1551, contact us by sending an e-mail to investor@integrysgroup.com, or order or download the prospectus and enrollment forms from our Web site at www.integrysgroup.com under "Investors."

## SAFEKEEPING SERVICES

As a participant in the Stock Investment Plan, you may transfer shares of common stock registered in your name into a Plan account for safekeeping. Contact American Stock Transfer & Trust Company or our Investor Relations staff for details.

## PREFERRED STOCK OF SUBSIDIARY

The preferred stock of Wisconsin Public Service Corporation trades on over-the-counter markets. Payment and record dates for preferred stock dividends to be paid in 2009 are:

| Record Date | Payment Date |
|---|---|
| January 15 | February 1 |
| April 15 | May 1 |
| July 15 | August 1 |
| October 15 | November 1 |

## STOCK TRANSFER AGENT AND REGISTRAR

Questions about transferring common or preferred stock, lost certificates, or changing the name in which certificates are registered should be directed to our transfer agent, American Stock Transfer & Trust Company, at the addresses or telephone numbers listed on the back cover.

## ADDRESS CHANGES

If your address changes, write to American Stock Transfer & Trust Company at the address on the back of this report or use their Web site at www.amstock.com.

## AVAILABILITY OF INFORMATION

Company financial information is available on our Web site at www.integrysgroup.com under Investors.

You may obtain, without charge, a copy of our 2008 Form 10-K, without exhibits, as filed with the Securities and Exchange Commission, by contacting the Corporate Secretary at the corporate office mailing address listed on the back cover, or by using our Web site.

## INTERNET

Visit our Web site at www.integrysgroup.com to find a wealth of information about our company and its subsidiaries.



The site will give you instant access to Annual Reports, SEC filings, proxy statements, financial news, presentations, news releases, corporate governance, career opportunities, and much more. You may also download a copy of the prospectus for the Stock Investment Plan and the associated forms for participation in the Plan.

The site is updated regularly, so visit it often.

## ANNUAL SHAREHOLDERS' MEETING

Our Annual Shareholders' Meeting will be held on Wednesday, May 13, 2009, at 10 a.m. Central daylight time at the Weidner Center, University of Wisconsin – Green Bay, 2420 Nicolet Drive, Green Bay, Wisconsin.

Proxy statements for our May 13, 2009, Annual Shareholders' Meeting were mailed to shareholders of record on April 3, 2009.

## ANNUAL REPORT

If you or another member of your household receives more than one Annual Report because of differences in the registration of your accounts, please contact American Stock Transfer & Trust Company so account mailing instructions can be modified accordingly.

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

## CORPORATE GOVERNANCE INFORMATION

Corporate governance information, including our Corporate Governance Guidelines, our Code of Conduct, charters for the committees of our Board of Directors, By-Laws, and Articles of Incorporation, is available on our Web site at www.integrysgroup.com under "Investors." You may also obtain the information by written request to the Corporate Secretary at the mailing address for the corporate office indicated on the back cover of this report.

## CERTIFICATIONS

We have filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. We also submitted to the New York Stock Exchange during 2008 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

## Investor Relations

Integrys Energy Group, Inc.
700 North Adams Street
Green Bay, WI 54301

**Mailing Address:**
Integrys Energy Group, Inc.
P. O. Box 19001
Green Bay, WI 54307-9001

Telephone: 800-228-6888
Fax: 920-433-1526
E-Mail: investor@integrysgroup.com

## Financial Analyst Inquiries

Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601
Telephone: 312-228-5408
E-Mail: speschbach@integrysgroup.com

**TEG LISTED NYSE**

## Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: TEG
Listing Abbreviation: IntegrysEngy

## Transfer Agent and Registrar

**For General Information:**
American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, NY 10038
Web Site: www.amstock.com
E-Mail: info@amstock.com
Telephone: 800-236-1551 (toll free), 718-921-8124 (international)
Fax: 718-236-2641

**For Dividend Reinvestment and Direct Stock Purchase**
American Stock Transfer & Trust Company, LLC
Wall Street Station
P. O. Box 922
New York, NY 10269-0560
Telephone: 800-236-1551 (toll free)

WISCONSIN UTILITY INVESTORS, INC.
With over 16,000 members, Wisconsin Utility Investors, Inc. (WUI) is an independent, non-profit organization representing the collective voices of all shareholders in Wisconsin utilities. It monitors and evaluates industry issues and trends and is a resource for its members, regulators, and the public. WUI can be reached by calling 608-663-5813 or by e-mail at contact@wuiinc.org.

MINNESOTA UTILITY INVESTORS, INC.
Minnesota Utility Investors, Inc. (MUI) is an independent, non-profit organization representing the collective voices of nearly 27,000 shareholders in electric and gas utilities operating in Minnesota. For more information, MUI can be reached by calling toll-free 888-850-5171 or by e-mail at mui@mnutilityinvestors.org.

EQUAL EMPLOYMENT OPPORTUNITY
Integrys Energy Group, Inc. is committed to equal employment opportunity for all qualified individuals without regard to race, color, religion, sex, national origin, age, sexual orientation, gender identity, disability, disabled veterans, recently separated veterans, other protected veterans, and armed forces service medal veterans, or any other protected class. To this end, we support and will cooperate fully with all applicable laws, regulations, and executive orders in all of our employment policies, practices, and decisions.


FSC

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fibre
www.fsc.org Cert no. BV-COC-071211
© 1996 Forest Stewardship Council


10%



Printed on paper that contains 10% total recovered fiber/all post-consumer fiber, using environmentally conscientious vegetable inks.

Subjects in photos were not placed in unsafe conditions for the production of this Annual Report.






integrys

Corporate Office
130 East Randolph Drive, Chicago, IL 60601
Telephone: 312-228-5400 Web Site: www.integrysgroup.com